      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1997
                                                       REGISTRATION NO.    -

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        AMETEK AEROSPACE PRODUCTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               14-1682544
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

  STATION SQUARE, PAOLI, PENNSYLVANIA                    19301
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)


       Registrant's telephone number, including area code: (610) 647-2121

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

          TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON
          TO BE SO REGISTERED             WHICH EACH CLASS IS TO BE REGISTERED
          -------------------             ------------------------------------
Common Stock, par value $.01 per share           New York Stock Exchange,
                                                  Pacific Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act: None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        AMETEK AEROSPACE PRODUCTS, INC.

                               ----------------

                             CROSS-REFERENCE SHEET
                    INFORMATION REQUIRED BY ITEMS OF FORM 10

                               ----------------

 ITEM NO.             CAPTION                 LOCATION IN INFORMATION STATEMENT
 --------             -------               --------------------------------------
  1.      Business.......................   Summary; The Contributions and the
                                            Spin-Off; Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations; Business
  2.      Financial Information..........   Summary Historical Consolidated
                                            Financial Information; Selected
                                            Historical Consolidated Financial
                                            Information; Management's Discussion
                                            and Analysis of Financial Condition
                                            and Results of Operations
  3.      Properties.....................   Business
  4.      Security Ownership of Certain
           Beneficial Owners and            Management
           Management....................
  5.      Directors and Executive           Management
           Officers......................
  6.      Executive Compensation.........   Management
  7.      Certain Relationships and         Summary; Certain Relationships and
           Related Transactions..........   Related Transactions
  8.      Legal Proceedings..............   Business
  9.      Market Price of and Dividends
           on the Registrant's Common       Summary; Dividend Policy; The
           Equity and Related Stockholder   Contributions and the Spin-Off
           Matters.......................
 10.      Recent Sales of Unregistered      Not Applicable
           Securities....................
 11.      Description of Registrant's       Description of New Ametek Capital
           Securities to be Registered...   Stock
 12.      Indemnification of Directors      Liability and Indemnification of
           and Officers..................   Directors and Officers
 13.      Financial Statements and          Summary; Summary Historical
           Supplementary Data............   Consolidated Financial Information;
                                            Selected Historical Consolidated
                                            Financial Information; Management's
                                            Discussion and Analysis of Financial
                                            Condition and Results of Operations;
                                            Index to Consolidated Financial
                                            Statements
 14.      Changes in and Disagreements
           With Accountants on Accounting   Not Applicable
           and Financial Disclosure......
 15.      Financial Statements and          Selected Historical Consolidated
           Exhibits......................   Financial Information; Index to
                                            Consolidated Financial Statements;
                                            Exhibits to Form 10 Registration
                                            Statement

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED + +WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY INFORMATION + +STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN + +OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN +
+WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO             +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                       PRELIMINARY INFORMATION STATEMENT

                SUBJECT TO COMPLETION, DATED             , 1997

                             INFORMATION STATEMENT

                        AMETEK AEROSPACE PRODUCTS, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

  This Information Statement is being furnished to stockholders of AMETEK, Inc., a Delaware corporation ("AMETEK"), in connection with the distribution to its stockholders on a share for share basis (the "Spin-Off") of common stock, par value $.01 per share ("New Ametek Common Stock"), of Ametek Aerospace Products, Inc. ("New Ametek"), a Delaware corporation and wholly owned subsidiary of AMETEK.

  The Spin-Off will result in the distribution of all the outstanding shares of New Ametek Common Stock to the holders of common stock of AMETEK, par value $.01 per share ("AMETEK Common Stock"). No consideration will be paid by the holders of AMETEK Common Stock for the shares of New Ametek Common Stock to be received by them in the Spin-Off. Promptly after the Spin-Off, the corporate name of New Ametek will be changed to "AMETEK, Inc."

  At the time of the Spin-Off (the "Spin-Off Date"), New Ametek will own all of AMETEK's assets except those relating to the water filtration business of AMETEK, which consists of AMETEK's Plymouth Products Division, and the following three foreign subsidiaries of AMETEK: Ametek Filters, Limited, APIC International S.A. and AFIMO S.A.M. (collectively, the "Water Filtration Business"), and will have assumed all of AMETEK's liabilities, except for certain liabilities relating to the Water Filtration Business and certain indebtedness of AMETEK.

  The completion of the Spin-Off is a condition to the parties' obligations to consummate the merger (the "Merger") provided for in the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of February 5, 1997 (the "Merger Agreement"), by and among Culligan Water Technologies, Inc., a Delaware corporation ("Culligan"), Culligan Water Company, Inc., a Delaware corporation and a wholly owned subsidiary of Culligan ("Culligan Merger Sub"), AMETEK and New Ametek. The Spin-Off will be effected only if all of the other conditions to the Merger, including approval of the Spin-Off and the Merger by the stockholders of AMETEK, have been satisfied or waived. See "THE MERGER AGREEMENT" in the Joint Proxy Statement/Prospectus to which this Information Statement is Appendix E (the "Joint Proxy Statement/Prospectus"). The Spin-Off and the Merger are intended to be tax-free.

  There is currently no public trading market for the shares of New Ametek Common Stock; however, it is expected that a "when-issued" trading market will develop for the New Ametek Common Stock prior to the Merger. New Ametek has applied to list the New Ametek Common Stock on the New York Stock Exchange (the "NYSE") and on the Pacific Stock Exchange (the "PSE").

                                  -----------

                       WE ARE NOT ASKING YOU FOR A PROXY
                 AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

                                  -----------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

         The date of this Information Statement is              , 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ADDITIONAL INFORMATION....................................................    1
SUMMARY...................................................................    2
  New Ametek..............................................................    2
  The Spin-Off and the Merger.............................................    4
  Summary Historical Consolidated Financial Information...................    7
RISK FACTORS..............................................................    8
  Relationship with AMETEK................................................    8
  Dependence on Several Customers.........................................    8
  Environmental Matters...................................................    8
  Risks Associated with International Operations..........................    8
  Collective Bargaining Agreements........................................    8
  Dependence on General Economic Conditions...............................    8
  Technological Change and Product Development............................    9
  Proposed Tax Legislation................................................    9
  Absence of Trading Market...............................................    9
  Certain Anti-Takeover Provisions........................................    9
CAPITALIZATION............................................................   10
DIVIDEND POLICY...........................................................   10
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION....................   11
PRO FORMA FINANCIAL INFORMATION...........................................   12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   16
THE CREDIT AGREEMENT......................................................   23
THE CONTRIBUTIONS AND THE SPIN-OFF........................................   24
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................   31
LISTING AND TRADING OF NEW AMETEK COMMON STOCK............................   34
BUSINESS..................................................................   35
MANAGEMENT................................................................   43
BENEFICIAL OWNERSHIP OF NEW AMETEK COMMON STOCK...........................   50
BACKGROUND OF THE SPIN-OFF AND THE MERGER.................................   51
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................   51
DESCRIPTION OF NEW AMETEK CAPITAL STOCK...................................   52
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS...................   58
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................  F-1

                            ADDITIONAL INFORMATION

  New Ametek has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form 10 (such registration statement, as it may be amended or supplemented, the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the shares of New Ametek Common Stock to be received by the holders of AMETEK Common Stock in the Spin-Off. This Information Statement does not contain all of the information which is set forth in the Registration Statement and the exhibits and schedules thereto. Statements in the Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the Registration Statement. The Registration Statement and the exhibits and schedules thereto filed by New Ametek with the Commission may be inspected at the public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be obtained on line at the Commission Web site (http://www.sec.gov).

  Following effectiveness of the Registration Statement and consummation of the Spin-Off, New Ametek will be required to comply with the reporting requirements of the Exchange Act and will file reports, proxy statements and other information with the Commission. Such documents will be available for inspection and copying at the public reference facilities of the Commission listed above. In addition it is expected that reports, proxy statements and other information concerning New Ametek will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                    SUMMARY

  The following is a summary of the information contained elsewhere in this Information Statement. This summary does not purport to be complete and is qualified in its entirety by, and is subject to, the more detailed information and financial statements, including the notes thereto, set forth elsewhere in this Information Statement. A more complete description of the Merger may be found in the Joint Proxy Statement/Prospectus, of which this Information Statement is Appendix E. Unless otherwise defined herein, capitalized terms used in this summary shall have the respective meanings ascribed to them elsewhere in this Information Statement. STOCKHOLDERS ARE URGED TO READ CAREFULLY THIS INFORMATION STATEMENT IN ITS ENTIRETY. Unless the context indicates otherwise, all references to the "Company" or to the "Company's" activities, results of operations or financial condition prior to the date of this Information Statement refer to AMETEK and its subsidiaries and to the activities, results of operations or financial condition of AMETEK and its subsidiaries, and all references to the "Company" subsequent to the date of this Information Statement refer to New Ametek.

                                   NEW AMETEK

  New Ametek currently is a wholly owned subsidiary of AMETEK. New Ametek was incorporated in Delaware on May 8, 1986 and has been a wholly owned subsidiary of AMETEK since August 1989. To date, New Ametek's business has consisted entirely of manufacturing aerospace instrumentation. Prior to the Spin-Off, AMETEK will transfer or cause to be transferred to New Ametek all of AMETEK's assets other than those which are part of the Water Filtration Business, and New Ametek will assume all of AMETEK's liabilities, except for certain liabilities relating to the Water Filtration Business and certain indebtedness of AMETEK (collectively, the "Contributions"). See "THE CONTRIBUTIONS AND THE SPIN-OFF--Terms of the Distribution Agreement--The Contributions." Immediately following the Spin-Off and the Merger, New Ametek will change its name to "AMETEK, Inc." The information in this Information Statement assumes that the Contributions will be completed.

  AMETEK's products are currently produced and sold world-wide through the following three groups:

  . Electromechanical Group--fractional horsepower electric motors and blowers for vacuum cleaners and other floor-care products, as well as for appliances, lawn tools, computer equipment and other business machines.

  . Precision Instruments Group--pressure gauges and other devices for measuring, monitoring and controlling industrial manufacturing processes and instruments for heavy vehicles, commercial and military aircraft and jet engines.

  . Industrial Materials Group--specialty metal products for electronics, general industry and consumer goods, and plastic compounding for the automotive and housing industries; temperature and corrosion resistant materials. Currently, this Group also includes the Water Filtration Business which will not be transferred to New Ametek.

  New Ametek will continue operating each of these businesses except for the Water Filtration Business. As a result, upon completion of the Spin-Off, New Ametek will be a leading global manufacturer of electrical and electromechanical products and materials engineered for niche markets with operations in the United States, Europe, Asia and Mexico. It is expected that approximately one-third of New Ametek's total sales will be to international markets. AMETEK's business has grown over the years through a focus on the manufacturing of electronic, electromechanical and electrical products for niche markets where, based on technological or cost advantages, AMETEK has or seeks to build a significant market share. The management of New Ametek intends to continue this focus.

  Upon completion of the Spin-Off, substantially all of the properties and assets of AMETEK will have been transferred to New Ametek, which will then be an independent, publicly held company. Although the separation of AMETEK's other businesses, operations and companies from the Water Filtration Business has been structured as a "spin-off" of New Ametek for legal, tax and other reasons, New Ametek will in substance be the successor to AMETEK. As the successor to AMETEK, New Ametek will succeed to many important aspects of AMETEK's existing businesses, organization and affairs, namely: (i) New Ametek will be renamed "AMETEK, Inc." upon consummation of the Spin-Off and the Merger; (ii) New Ametek will be headquartered at AMETEK's current headquarters in Paoli, Pennsylvania; (iii) New Ametek's Board of Directors (the "New Ametek Board") will consist of those persons currently constituting the AMETEK Board of Directors; (iv) New Ametek's executive management will consist of the current AMETEK executive management; and (v) the businesses to be conducted by New Ametek will consist of AMETEK's Electromechanical, Precision Instruments and Industrial Materials business lines, except for the Water Filtration Business.

  Following completion of the Spin-Off and the Merger, the management of New Ametek intends to reorganize the businesses of New Ametek into two groups: the Electromechanical Group and the Electronic Instruments Group. This new organizational structure will better reflect New Ametek's principal emphasis on electromechanical and electronics related businesses.

  In November 1993, AMETEK adopted, and New Ametek will continue to implement, a Stockholder Value Enhancement Plan (the "Plan") with the objective of improving New Ametek's earnings growth through a combination of financial and operating strategies. The Plan's ongoing operating strategies consist of: (i) achieving operational excellence through improved asset management, increased operating synergies and reduced cycle times, (ii) intensifying new product development efforts, especially in the electric motor-blower, precision instruments and specialty metals product lines, (iii) completing strategic acquisitions and alliances which concentrate on enhancing New Ametek's technological and manufacturing advantages and market position in its core businesses, and (iv) pursuing global and market expansion, especially in Europe and Asia.

  The mailing address of New Ametek's principal executive offices is Station Square, Paoli, Pennsylvania 19301, and its telephone number is (610) 647-2121.

                          THE SPIN-OFF AND THE MERGER

DISTRIBUTING CORPORATION....  AMETEK, Inc. References to AMETEK include its subsidiaries, except where the context otherwise requires.

DISTRIBUTED CORPORATION.....  New Ametek, which, by the Spin-Off Record Date
                               (as defined below), will hold the assets and assume the liabilities of AMETEK, except those assets and certain liabilities relating to the Water Filtration Business and certain indebtedness of AMETEK. See "THE CONTRIBUTIONS AND THE SPIN-OFF--Terms of the Distribution Agreement--The Contributions."

SHARES TO BE DISTRIBUTED....  Assumed to be 32,763,450 shares of New Ametek
                               Common Stock (based on the number of AMETEK
                               Common Stock shares outstanding on April 30,
                               1997). However, after giving effect to the exercise of exercisable options to purchase AMETEK Common Stock, up to 1,226,556 shares of New Ametek Common Stock could be issued in the Spin-Off.

DISTRIBUTION RATIO..........  One share of New Ametek Common Stock for every share of AMETEK Common Stock owned as of the close of business on the Spin-Off Record Date.

FEDERAL INCOME TAX            The Contributions, the Spin-Off and the Merger
 CONSEQUENCES...............   will not be consummated unless the Internal
                               Revenue Service (the "IRS") shall have issued and not revoked a private letter ruling (the
                               "Private Letter Ruling") reasonably satisfactory in form and substance to AMETEK and Culligan substantially to the effect that, on the basis of the facts, representations and assumptions existing at the Effective Time (as defined): (i) the Contributions followed by the Spin-Off qualify as a tax-free reorganization pursuant to
                               Section 368(a)(1)(D) of the Internal Revenue
                               Code of 1986, as amended (the "Code"); (ii) the
                               Spin-Off qualifies as a tax-free distribution pursuant to Section 355(a) of the Code; and
                               (iii) the Merger qualifies as a tax-free reorganization pursuant to Section 368(a)(1)(B) of the Code. The Private Letter Ruling request has been submitted to the IRS. In the event that the IRS shall not have issued the Private Letter
                               Ruling to include any one or more of these three rulings, this requirement will nevertheless be satisfied if, on or prior to the closing date of the Merger, AMETEK receives an opinion of Stroock & Stroock & Lavan LLP and Culligan receives an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (each, a "Tax Opinion," and together, the "Tax Opinions") to the same effect as each such Omitted Ruling. See "CERTAIN
                               FEDERAL INCOME TAX CONSEQUENCES."

TRADING MARKET..............  Currently, there is no public market for New
                               Ametek Common Stock. New Ametek has applied for listing of New Ametek Common Stock on the NYSE and the PSE. See "LISTING AND TRADING OF NEW AMETEK COMMON STOCK."

OVERVIEW OF THE SPIN-OFF....  AMETEK has agreed to effect the Spin-Off prior to consummating the Merger. The Contributions followed by the Spin-Off will separate all of AMETEK's other businesses from the Water Filtration Business and enable Culligan to acquire only the Water Filtration Business in the Merger; the Spin-Off will leave AMETEK's remaining businesses as a separate publicly held company (New Ametek), owned by the existing holders of AMETEK Common Stock. The directors and officers of AMETEK will be the directors and officers of New Ametek at the time of the Spin-Off. The completion of the Spin-Off is a condition to the Merger.

                              Each holder of AMETEK Common Stock will receive
                               one share of New Ametek Common Stock for each share of AMETEK Common Stock held by such stockholder. AMETEK will deliver to the Distribution Agent shares of New Ametek Common Stock representing 100% of the outstanding shares of New Ametek Common Stock for distribution to the holders of AMETEK Common Stock as of the close of business on the Spin-Off Record Date. Upon consummation of the Spin-Off, the holders of AMETEK Common Stock on the Spin-Off Record Date will become the stockholders of New Ametek.

OVERVIEW OF THE MERGER......
                              In the Merger, Culligan Merger Sub will be merged
                               with and into AMETEK (which then will be comprised solely of the Water Filtration Business), with AMETEK being the surviving corporation, becoming a wholly owned subsidiary of Culligan and being renamed "Culligan Water Company, Inc." immediately upon consummation of the Merger. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of AMETEK Common Stock will be converted into the right to receive the number of shares of common stock, par value $.01 per share (the "Culligan Common Stock"), of Culligan determined by dividing (i) $130,000,000 (the Net Equity Value as defined in the Joint Proxy Statement/Prospectus), divided by (ii) $37.50, divided by (iii) the number of shares of AMETEK Common Stock outstanding at the Effective Time as certified to Culligan by the Transfer Agent, all as described under "THE MERGER AGREEMENT-- Conversion of AMETEK Common Stock" in the Joint Proxy Statement/Prospectus, of which this Information Statement is Appendix E.

RELATIONSHIP WITH AMETEK
 AFTER THE SPIN-OFF AND THE
 MERGER AND CERTAIN
 INTERCOMPANY AGREEMENTS....
                              After the Spin-Off and the Merger, AMETEK and New
                               Ametek will become separately owned and managed companies. On the Spin-Off Date, AMETEK, New Ametek and Culligan will enter into the following intercompany agreements, governing various matters and ongoing relationships between and among the three companies following the Spin-Off and the Merger: (i) the Tax

                               Allocation Agreement, attached to the Joint
                               Proxy Statement/Prospectus as Appendix D thereto (the "Tax Allocation Agreement"), which sets forth each party's rights and obligations with respect to payment of taxes and receipt of refunds for taxable periods before and after the Spin-Off and (ii) the Indemnification Agreement, attached to the Joint Proxy Statement/Prospectus as Appendix B thereto (the "Indemnification Agreement"), which will govern each party's rights and obligations with respect to indemnification.

                              AMETEK and New Ametek will enter into the
                               Trademark Agreement, attached to the Joint Proxy Statement/Prospectus as Appendix B thereto (the "Trademark Agreement"), which sets forth the terms under which AMETEK (thereafter renamed "Culligan Water Company, Inc.") will retain the right to use, for a period of five years, the "Ametek" trade name and related trademarks, service marks and logos which use the word "Ametek" and are currently in use by the Water Filtration Business. In addition, for the three years following such five-year period, New Ametek will grant to AMETEK an exclusive license to the Marks. See "THE CONTRIBUTIONS AND THE SPIN-OFF--Terms of the Tax Allocation Agreement," "--Terms of the Indemnification Agreement" and "--Terms of the Trademark Agreement."

                              New Ametek and Culligan Merger Sub will enter
                               into the Transition Services Agreement, attached to the Joint Proxy Statement/Prospectus as Appendix B thereto (the "Transition Services Agreement"), which relates to the obligation of New Ametek to provide Culligan with certain transition related services and support after the Spin-Off. See "THE CONTRIBUTIONS AND THE SPIN-OFF--Terms of the Transition Services Agreement."

SPIN-OFF RECORD DATE........  Expected to be two business days prior to the
                               Effective Time.

SPIN-OFF DATE...............  Expected to be at the effective time of the Spin-
                               Off, one business day prior to the Effective
                               Time. The distribution of certificates of shares of New Ametek Common Stock will occur as promptly as practicable thereafter.

DISTRIBUTION AGENT,
 TRANSFER AGENT AND           American Stock Transfer & Trust Company.
 REGISTRAR..................

RISK FACTORS................  AMETEK stockholders should carefully consider the matters discussed under the section titled "Risk Factors" in this Information Statement.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  As a result of the Spin-Off, the summary historical consolidated financial information of New Ametek set forth below reflects the historical results of operations and financial position of AMETEK and its subsidiaries, restated to classify the Water Filtration Business as a discontinued operation.

  The summary historical consolidated financial information set forth below has been derived from the audited consolidated financial statements of New Ametek as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. The summary historical consolidated financial information as of December 31, 1994 and for the years ended December 31, 1993 and 1992 is derived from unaudited consolidated financial statements.

  The summary historical consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the historical consolidated financial statements and notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Information Statement.

                                                 YEAR ENDED DECEMBER 31,
                                            --------------------------------------
                                             1996    1995    1994    1993    1992
                                            ------  ------  ------  ------  ------
                                             (DOLLARS IN MILLIONS, EXCEPT PER
                                                      SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales.................................. $800.0  $781.8  $720.7  $651.4  $699.1
Costs and expenses (1).....................  717.2   703.1   657.1   661.0   631.2
                                            ------  ------  ------  ------  ------
Operating income (loss)....................   82.8    78.7    63.6    (9.6)   67.9
Other expenses, net (1)....................  (16.4)  (20.1)  (17.6)  (11.2)  (12.4)
                                            ------  ------  ------  ------  ------
Income (loss) from continuing operations
before income taxes........................   66.4    58.6    46.0   (20.8)   55.5
Provision for (benefit from) income taxes..   23.3    21.7    17.0    (7.5)   18.3
                                            ------  ------  ------  ------  ------
Income (loss) from continuing operations...   43.1    36.9    29.0   (13.3)   37.2
Discontinued operations:
  Income from discontinued operations, net
  of taxes.................................    8.1     7.7    10.0     6.0     7.2
  Gain on sale of discontinued operation,
  net of taxes.............................    --     10.4     --      --      --
Other nonrecurring items (2)...............    --     (2.7)   (8.0)    --      --
                                            ------  ------  ------  ------  ------
Net income (loss).......................... $ 51.2  $ 52.3  $ 31.0  ($ 7.3) $ 44.4
                                            ======  ======  ======  ======  ======
Earnings per share:
  Income (loss) from continuing operations. $ 1.32  $ 1.10  $ 0.78  ($0.30) $ 0.84
  Discontinued operations:
    Income from discontinued operations....   0.25    0.23    0.27    0.13    0.17
    Gain on sale of discontinued operation.    --     0.31     --      --      --
  Other nonrecurring items (2).............    --    (0.08)  (0.21)    --      --
                                            ------  ------  ------  ------  ------
  Net income (loss)........................ $ 1.57  $ 1.56  $ 0.84  ($0.17) $ 1.01
                                            ======  ======  ======  ======  ======
Dividends declared and paid per share...... $  .24  $  .24  $  .24  $  .57  $  .68
                                            ======  ======  ======  ======  ======
BALANCE SHEET DATA: (AT DECEMBER 31)
Working capital of continuing operations... $ 50.4  $ 29.5  $ 73.0  $136.4  $186.9
Total assets............................... $528.9  $519.6  $487.4  $548.3  $590.8
Short-term debt............................ $ 31.8  $ 56.4  $ 11.8  $ 14.5  $ 19.7
Long-term debt............................. $150.3  $150.4  $190.3  $172.4  $187.2
Stockholders' equity....................... $129.5  $ 87.1  $ 73.2  $165.3  $210.3
ADDITIONAL FINANCIAL DATA:
Depreciation and amortization.............. $ 32.7  $ 32.8  $ 33.8  $ 31.9  $ 33.2
Capital expenditures....................... $ 39.1  $ 29.3  $ 20.4  $ 32.5  $ 23.0
EBITDA (3)................................. $116.9  $111.4  $ 99.7  $ 78.8  $102.3
Ratio of EBITDA to interest expense (3)....   6.1x    5.2x    4.3x    4.4x    5.1x
Ratio of debt to EBITDA (3)................   1.6x    1.9x    2.0x    2.4x    2.0x
Ratio of earnings to fixed charges (4).....   4.0x    3.5x    2.8x   --(4)    3.5x

--------
(1) Amounts in 1993 include pre-tax charges totaling $54.7 million ($33.4 million after tax or $.77 per share) for restructuring and other unusual items.
(2) Other nonrecurring items in 1995 consist of a $2.7 million ($.08 per share) after-tax loss related to debt agreements. Amounts in 1994 consist of $11.8 million ($.32 per share) after-tax loss on the early extinguishment of debt, and an after-tax gain of $3.8 million ($.11 per share) from the effect of a change in accounting for certain marketable securities.
(3) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization, amortization of deferred financing costs, and nonrecurring items. It should not be considered, however, as an alternative to operating income as an indicator of New Ametek's operating performance, or as an alternative to cash flows as a measure of New Ametek's overall liquidity as presented in New Ametek's consolidated financial statements.
(4) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the estimated component of operating lease expenses representing interest (assumed to be one-third). Earnings from continuing operations in 1993 were insufficient to cover fixed charges by approximately $21.8 million.

                                  RISK FACTORS

  Prospective purchasers of New Ametek Common Stock should carefully consider the risk factors set forth below, as well as other information contained in this Information Statement. For purposes of this section, references herein to "New Ametek" are references to the operations and business of AMETEK and its subsidiaries, adjusted to reflect treatment of the Water Filtration Business as a discontinued operation.

  Relationship with AMETEK. Pursuant to the Indemnification Agreement, New Ametek has agreed to indemnify and hold harmless AMETEK and Culligan from and against certain claims and actions related to the businesses that New Ametek will acquire in the Spin-Off. Under the Tax Allocation Agreement, subject to certain exceptions, New Ametek will assume responsibility for any tax liabilities of AMETEK for the period prior to the Spin-Off, tax liabilities resulting from the Contributions, the Spin-Off or the Merger and any tax liabilities of New Ametek.

  THE FOLLOWING RISKS WHICH CURRENTLY APPLY TO AMETEK WILL CONTINUE TO APPLY TO NEW AMETEK:

  Dependence on Several Customers. During 1996 and 1995 approximately 19% and 17%, respectively, of New Ametek's total revenues were derived from sales to New Ametek's five largest customers. New Ametek expects that revenues from major customers will continue to constitute significant percentages of its total revenues for the foreseeable future. There can be no assurance, however, that major customers will continue to purchase New Ametek's products. The loss of revenues generated from major customers could have a material adverse effect on the financial condition or results of operations of New Ametek.

  Environmental Matters. New Ametek will be subject to environmental and occupational health and safety laws and regulations concerning, among other things, air emissions, discharges to waters and the generation, handling, storage, transportation and disposal of hazardous substances and wastes. Environmental risks are inherent in many of New Ametek's manufacturing operations. In addition, the Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for clean-up costs, without regard to fault or the legality of the original conduct, on parties contributing hazardous substances to sites designated for clean-up under the Act. AMETEK has been named a potentially responsible party at several sites which are the subject of government-mandated clean-ups and, pursuant to the Distribution Agreement, New Ametek will assume responsibility for these matters. While it is not possible to quantify the potential financial impact of pending environmental matters, New Ametek believes that the outcome of these matters is not likely to have a material effect on the financial position or future results of operations of New Ametek. However, there can be no assurance that future environmental liabilities will not occur or that environmental damages due to prior or present practices will not result in future liabilities.

  Risks Associated with International Operations. During 1996 and 1995 approximately 17% and 18%, respectively, of New Ametek's revenues were derived from its foreign operations (exclusive of export sales from the United States). Such operations are subject to the customary risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff increases, fluctuations in exchange rates and unstable political situations.

  Collective Bargaining Agreements. Of New Ametek's approximately 6,100 employees, approximately 1,500 are covered by collective bargaining agreements. New Ametek believes that its relations with its union employees are generally good, but there is no assurance that New Ametek will not at some point be subject to work stoppages and possibly a strike by some of its employees and, if such events were to occur, that there could be a material adverse effect on New Ametek's financial condition or results of operations.

  Dependence on General Economic Conditions. The demand for New Ametek's products is subject to general economic conditions, such as rates of inflation, fluctuations in general business conditions, governmental regulation and the availability of financing at favorable rates, which factors are outside the control of New Ametek. Currently, the most noticeable price pressure is in the electronic motor market, where some competitors have reduced prices and new competitors are seeking to gain market entry; this may have an adverse effect on profit margins. In addition, a cyclical downturn in the heavy vehicle industry adversely affected 1996 sales of the Precision Instruments Group; however, industry conditions have improved in 1997. There can be no assurance that the current general economic conditions and strong demand in the aerospace industry will continue.

  Technological Change and Product Development. Many of New Ametek's products are characterized by rapid technological change, frequent new product introductions and evolving industry standards. New Ametek believes that its future success will depend on its ability to develop on a timely basis technologically advanced products that meet the appropriate industry standards. Although New Ametek believes it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by New Ametek in research and development and sales and marketing. There can be no assurance that New Ametek will have sufficient resources to make such investments or that New Ametek will be able to make the technological advances necessary to maintain such competitive advantages. New Ametek is not currently aware of any emerging standards or new products which could render its existing products obsolete, although there can be no assurance that this will not occur or that New Ametek will be able to develop and market successfully new products.

  Proposed Tax Legislation. On April 17, 1997, Senate Finance Committee Chairman William V. Roth Jr., Senate Finance Committee ranking Democrat Daniel Patrick Moynihan and House Ways and Means Committee Chairman Bill Archer introduced legislation (the "Proposed Legislation") that if applicable to the Spin-Off and the Merger would cause the Spin-Off to be taxable to New Ametek. The Proposed Legislation would not apply to any distribution after April 16, 1997 if the distribution is (i) made pursuant to a written agreement which was (subject to customary conditions) binding on April 16, 1997 and at all times thereafter, (ii) described in a ruling request submitted to the IRS on or before April 16, 1997, or (iii) described on or before such date in a public announcement or in a filing with the Commission required solely by reason of the distribution (the "Transitional Relief"). Since the Spin-Off and the Merger would satisfy one or more of the requirements for Transitional Relief, the Proposed Legislation, if enacted in its present form, would not be applicable to the transactions. However, there can be no assurance that the Proposed Legislation would be enacted in its present form or that other legislation, materially adverse to the Contributions, the Spin-Off or the Merger and with different effective dates and/or transitional relief, would not be introduced or enacted after the date hereof. The introduction or enactment of legislation differing from the Proposed Legislation could delay or prevent consummation of the Contributions, the Spin-Off and the Merger.

  THE FOLLOWING RISKS DO NOT CURRENTLY APPLY TO AMETEK BUT WILL APPLY TO NEW
AMETEK:

  Absence of Trading Market. There is currently no existing trading market for New Ametek Common Stock but New Ametek has applied for listing of New Ametek Common Stock on the NYSE and the PSE. AMETEK Common Stock has actively traded on the NYSE and the PSE. While it is expected that a similar market will develop for New Ametek Common Stock, there can be no assurance that trading will be sustained or that the volume would be sufficient for trading to occur with any frequency. As a result, it could be difficult to make purchases or sales of New Ametek Common Stock in the market at any particular time. There can be no assurance as to the price at which New Ametek Common Stock will trade.

  Certain Anti-Takeover Provisions. Certain provisions of the New Ametek Certificate of Incorporation (the "New Ametek Certificate") and New Ametek By-Laws, as well as Section 203 of the Delaware General Corporation Law ("DGCL") and certain other provisions of Delaware corporate law, may have the effect of making more difficult an acquisition of control of New Ametek in a transaction not approved by New Ametek's Board. These provisions will allow New Ametek's Board to issue, without stockholder approval, preferred stock having rights senior to those of the New Ametek Common Stock, and impose various procedural requirements that could make it more difficult for stockholders to effect certain corporate actions, such as requiring a supermajority stockholder vote to amend the New Ametek By-Laws and certain provisions of the New Ametek Certificate, and denying the right of stockholders to take action by written consent. In addition, the New Ametek Board is divided into three classes, each of which serves a staggered three-year term. See "DESCRIPTION OF NEW AMETEK CAPITAL STOCK--Description of Certain Statutory, Charter and By-Law Provisions."

                                CAPITALIZATION
                                (IN THOUSANDS)

  The following table sets forth, at December 31, 1996, the historical capitalization of New Ametek and the pro forma capitalization of New Ametek to reflect the Contributions and the Spin-Off, including the retention by AMETEK of the Retained Debt (as defined herein). This information should be read in conjunction with New Ametek's pro forma financial information and historical consolidated financial statements and the related notes thereto included elsewhere in this Information Statement.

                                                            DECEMBER 31, 1996
                                                            ------------------
                                                                        PRO
                                                             ACTUAL   FORMA(1)
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Short-term debt:
  Revolving credit facility................................ $ 18,000  $    --
  Other....................................................   13,845    13,845
                                                            --------  --------
    Total..................................................   31,845    13,845
                                                            --------  --------
Long-term debt:
  9 3/4% senior notes due 2004.............................  150,000   150,000
  Other....................................................      333       333
                                                            --------  --------
    Total..................................................  150,333   150,333
                                                            --------  --------
  Total debt...............................................  182,178   164,178
                                                            --------  --------
Stockholders' equity:
  Preferred stock, par value $1.00; authorized: 5,000,000
   shares; none
   issued..................................................      --        --
  Common stock, par value $.01; authorized: 100,000,000
   shares; issued: 34,208,095 historical shares and
   32,705,478 pro forma shares.............................      342       327
  Capital in excess of par value...........................    1,190       --
  Retained earnings........................................  157,843   134,620
  Net unrealized losses....................................  (15,375)  (14,728)
  Less: cost of shares held in treasury: 1,502,617
   historical shares and zero pro forma shares.............  (14,502)      --
                                                            --------  --------
    Total stockholders' equity.............................  129,498   120,219
                                                            --------  --------
    Total capitalization................................... $311,676  $284,397
                                                            ========  ========

--------
(1) For an explanation of the adjustments, see the notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                                DIVIDEND POLICY

  AMETEK currently pays a quarterly cash dividend of $.06 per share. New Ametek presently intends to continue paying a similar dividend. The payment of dividends by New Ametek is dependent upon future earnings, financial requirements, contractual provisions of debt agreements and other relevant factors.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following table presents selected historical consolidated financial information derived from the audited consolidated financial statements of New Ametek as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. The selected historical consolidated financial information as of December 31, 1994 and for the years ended December 31, 1993 and 1992 is derived from unaudited consolidated financial statements. The selected financial information presented below has been restated to reflect the Water Filtration Business as a discontinued operation and should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," which follows this section, and the consolidated financial statements and related notes shown in the index on page F-1.

                                            YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                       1996    1995    1994    1993     1992
                                      ------  ------  ------  -------  -------
                                        (DOLLARS IN MILLIONS, EXCEPT PER
                                                 SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales............................ $800.0  $781.8  $720.7  $ 651.4  $ 699.1
Costs and expenses (1)...............  717.2   703.1   657.1    661.0    631.2
                                      ------  ------  ------  -------  -------
Operating income (loss)..............   82.8    78.7    63.6     (9.6)    67.9
Other expenses, net (1)..............  (16.4)  (20.1)  (17.6)   (11.2)   (12.4)
                                      ------  ------  ------  -------  -------
Income (loss) from continuing
 operations before income taxes......   66.4    58.6    46.0    (20.8)    55.5
Provision for (benefit from) income
 taxes...............................   23.3    21.7    17.0     (7.5)    18.3
                                      ------  ------  ------  -------  -------
Income (loss) from continuing
 operations..........................   43.1    36.9    29.0    (13.3)    37.2
Discontinued operations:
  Income from discontinued
   operations, net of taxes..........    8.1     7.7    10.0      6.0      7.2
  Gain on sale of discontinued
   operation, net of taxes...........    --     10.4     --       --       --
Other nonrecurring items (2).........    --     (2.7)   (8.0)     --       --
                                      ------  ------  ------  -------  -------
Net income (loss).................... $ 51.2  $ 52.3  $ 31.0  $ ( 7.3) $  44.4
                                      ======  ======  ======  =======  =======
Earnings per share:
  Income (loss) from continuing
   operations........................ $ 1.32  $ 1.10  $ 0.78  $(0.30)  $ 00.84
  Discontinued operations:
    Income from discontinued
     operations......................   0.25    0.23    0.27     0.13     0.17
    Gain on sale of discontinued
     operation.......................    --     0.31     --       --       --
  Other nonrecurring items (2).......    --    (0.08)  (0.21)     --       --
                                      ------  ------  ------  -------  -------
  Net income (loss).................. $ 1.57  $ 1.56  $ 0.84  $( 0.17) $  1.01
                                      ======  ======  ======  =======  =======
Dividends declared and paid per
 share............................... $  .24  $  .24  $  .24  $   .57  $   .68
                                      ======  ======  ======  =======  =======
BALANCE SHEET DATA: (AT DECEMBER 31)
Working capital of continuing
 operations.......................... $ 50.4  $ 29.5  $ 73.0  $ 136.4  $ 186.9
Total assets......................... $528.9  $519.6  $487.4  $ 548.3  $ 590.8
Short-term debt...................... $ 31.8  $ 56.4  $ 11.8  $  14.5  $  19.7
Long-term debt....................... $150.3  $150.4  $190.3  $ 172.4  $ 187.2
Stockholders' equity................. $129.5  $ 87.1  $ 73.2  $ 165.3  $ 210.3
ADDITIONAL FINANCIAL DATA:
Depreciation and amortization........ $ 32.7  $ 32.8  $ 33.8  $  31.9  $  33.2
Capital expenditures................. $ 39.1  $ 29.3  $ 20.4  $  32.5  $  23.0
EBITDA (3)........................... $116.9  $111.4  $ 99.7  $  78.8  $ 102.3
Ratio of EBITDA to interest expense
 (3).................................   6.1x    5.2x    4.3x     4.4x     5.1x
Ratio of debt to EBITDA (3)..........   1.6x    1.9x    2.0x     2.4x     2.0x
Ratio of earnings to fixed charges
 (4).................................   4.0x    3.5x    2.8x     --(4)    3.5x

--------
(1) Amounts in 1993 include pre-tax charges totaling $54.7 million ($33.4 million after tax or $.77 per share) for restructuring and other unusual items.
(2) Other nonrecurring items in 1995 consist of a $2.7 million ($.08 per share) after-tax loss related to debt agreements. Amounts in 1994 consist of $11.8 million ($.32 per share) after-tax loss on the early extinguishment of debt, and an after-tax gain of $3.8 million ($.11 per share) from the effect of a change in accounting for certain marketable securities.
(3) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization, amortization of deferred financing costs, and nonrecurring items. It should not be considered, however, as an alternative to operating income as an indicator of New Ametek's operating performance, or as an alternative to cash flows as a measure of New Ametek's overall liquidity as presented in New Ametek's financial statements.
(4) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the estimated component of operating lease expenses representing interest (assumed to be one-third). Earnings from continuing operations in 1993 were insufficient to cover fixed charges by approximately $21.8 million.

                        PRO FORMA FINANCIAL INFORMATION
                                (IN THOUSANDS)

  The pro forma condensed consolidated balance sheet of New Ametek as of December 31, 1996 and pro forma condensed consolidated statement of income of New Ametek for the year ended December 31, 1996 have been presented as if the Spin-Off had occurred on December 31, 1996 for the balance sheet and January 1, 1996 for the statement of income. In connection with the Spin-Off, AMETEK will transfer to New Ametek all of AMETEK's assets and liabilities, except for those assets and certain liabilities relating to the Water Filtration Business and certain indebtedness of AMETEK, and all of the outstanding shares of New Ametek Common Stock will be distributed on a share for share basis to the holders of AMETEK Common Stock.

  The pro forma condensed consolidated financial information should be read in conjunction with the other financial information elsewhere in this Information Statement. The pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of either (i) the financial condition or operating results that would have occurred for the year ended on December 31, 1996 in the case of the pro forma condensed consolidated statement of income, or on December 31, 1996, in the case of the pro forma condensed consolidated balance sheet, or (ii) New Ametek's future operating results or financial position. The pro forma adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements are based upon estimates and assumptions that management believes are reasonable.

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                         UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996


                                                       PRO FORMA
                                          HISTORICAL  ADJUSTMENTS   PRO FORMA
                                          ----------  -----------   ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER
                                                   SHARE AMOUNTS)
Net sales................................   $800,011         --       $800,011
Costs and expenses.......................    717,168         --        717,168
                                          ----------                ----------
Operating income.........................     82,843         --         82,843
Other income (expenses):
  Interest expense.......................    (19,061)     $1,750(a)    (17,311)
  Other, net.............................      2,600         --          2,600
                                          ----------   ---------    ----------
Income from continuing operations before
 income taxes............................     66,382       1,750        68,132
Provision for income taxes...............     23,310         683(b)     23,993
                                          ----------   ---------    ----------
Income from continuing operations........   $ 43,072      $1,067      $ 44,139
                                          ==========   =========    ==========
Earnings per share from continuing
 operations..............................   $   1.32      $ 0.03      $   1.35
                                          ==========   =========    ==========
Average common shares outstanding........ 32,670,726                32,670,726
                                          ==========                ==========

 See notes to unaudited pro forma condensed consolidated financial statements.

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                         UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996

                                                      PRO FORMA
                                          HISTORICAL ADJUSTMENTS       PRO FORMA
                                          ---------- -----------       ---------
                                               (DOLLARS IN THOUSANDS)
                 ASSETS
Current assets:
  Cash and cash equivalents..............  $  2,354   $  7,000 (c)     $  9,354
  Marketable securities..................     6,441        --             6,441
  Receivables, less allowance for possi-
   ble losses............................   117,692        --           117,692
  Inventories............................    86,531        --            86,531
  Deferred income taxes..................    11,007        --            11,007
  Other current assets...................     5,287        --             5,287
                                           --------   --------         --------
    Total current assets.................   229,312      7,000          236,312
Property, plant and equipment, net.......   174,808        --           174,808
Other assets.............................    95,048        --            95,048
Net assets of discontinued operation.....    29,707    (29,707)(d)          --
                                           --------   --------         --------
                                           $528,875   $(22,707)        $506,168
                                           ========   ========         ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current por-
   tion of long-term debt................  $ 31,845   $(25,000)(d)     $ 13,845
                                                         7,000 (c)
  Accounts payable.......................    74,220        --            74,220
  Income taxes...........................    10,148     (1,177)(b)(f)     8,971
  Accrued liabilities....................    62,724      5,749 (f)       68,473
                                           --------   --------         --------
    Total current liabilities............   178,937    (13,428)         165,509
Long-term debt...........................   150,333        --           150,333
Deferred income taxes and credits........    33,493        --            33,493
Other long-term liabilities..............    36,614        --            36,614
Stockholders' equity:
  Preferred stock, par value $1.00;
   authorized: 5,000,000 shares; none
   issued................................       --         --               --
  Common stock, par value $.01;
   authorized: 100,000,000 shares;
   issued: 34,208,095 historical shares
   and 32,705,478 pro forma shares.......       342        (15)(e)          327
  Capital in excess of par value.........     1,190     (1,190)(e)          --
  Retained earnings......................   157,843     (5,354)(d)      134,620
                                                --     (17,869)(e)(f)       --
                                           --------   --------         --------
                                            159,375    (24,428)         134,947
  Net unrealized losses..................   (15,375)       647 (d)      (14,728)
  Less: Cost of shares held in treasury:
   1,502,617 historical shares and zero
   pro forma shares......................   (14,502)    14,502 (e)          --
                                           --------   --------         --------
                                            129,498     (9,279)         120,219
                                           --------   --------         --------
    Total stockholders' equity...........  $528,875   $(22,707)        $506,168
                                           ========   ========         ========

 See notes to unaudited pro forma condensed consolidated financial statements.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) To reflect the elimination of interest expense on debt of $25 million transferred to Culligan in connection with the Spin-Off and the Merger.

(b) To record estimated income taxes on the pro forma adjustments at statutory rates.

(c) To reflect additional bank borrowing of $7 million to effect the transfer of the debt referred to in Note (a) above.

(d) To eliminate the net assets of the Water Filtration Business totaling $29.7 million and to reflect the transfer of $25 million of debt to Culligan.

(e) To retire the issued treasury shares of AMETEK in accordance with the provisions of the Merger Agreement.

(f) To accrue estimated fees and other expenses New Ametek expects to incur in 1997 in connection with the divestiture of the Water Filtration Business, and recognize the related income tax benefit on such fees and expenses. Such fees and expenses have not been reflected in the pro forma condensed consolidated statement of income because they are non-recurring.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Management's discussion and analysis of New Ametek's financial condition and results of operations set forth below should be read in conjunction with the selected historical financial information and New Ametek's consolidated financial statements and the related notes thereto, included elsewhere in this Information Statement. For purposes of this section, references herein to "New Ametek" are references to the historical operations and business of AMETEK and its subsidiaries. The Consolidated Financial Statements have been adjusted to present the Spin-Off and to reflect the Water Filtration Business as a discontinued operation.

GENERAL

  AMETEK currently classifies its continuing operations into three principal business segments: Electromechanical, Precision Instruments, and Industrial Materials. Included in the discussion herein is a table setting forth certain summary sales and income information on New Ametek's business segments for the periods indicated. Following consummation of the Spin-Off and the Merger, New Ametek intends to reorganize its businesses into two groups: the Electromechanical Group and the Electronic Instruments Group, to better reflect New Ametek's principal emphasis on electromechanical and electronics related businesses.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 Results of Operations

  Sales for 1996 totaled $800.0 million, an increase of $18.2 million or 2.3% from the 1995 total of $781.8 million. All business segments reported increased sales, related in a large part to the Industrial Materials Group's higher domestic and export sales of specialty metal products and the Precision Instruments Group's higher sales of aerospace instruments. The Electromechanical Group's sales increase was due to higher domestic sales of floor-care and non-floor-care products. Sales by all segments to foreign markets totaled $274.3 million in 1996, an increase of $4.2 million or 1.6%, and represents approximately one-third of total sales in both years. Export shipments from the United States in 1996 continued to increase, reaching $141.3 million compared to $131.1 million in 1995, an increase of 7.8%, due primarily to higher foreign shipments of aerospace products and specialty metal products.

  New orders during 1996 were $792.9 million, compared to $775.7 million for 1995, an increase of $17.1 million or 2.2%. The backlog of orders was $219.2 million at year-end 1996, a decrease of 3.2% from the end of 1995. Business segment operating profit for 1996 was $103.8 million, compared to $100.5 million in 1995, an increase of 3.3%. The increase in profit was primarily due to higher sales volume and continued production efficiency, as the total segment operating profit margins for 1996 of 13.0% were essentially maintained at the 1995 level.

  Corporate administrative and other expenses continued a decreasing trend in 1996, totaling $21.0 million, compared to $21.8 million in 1995, due to lower overall administrative expenses. Operating income of $82.8 million was achieved for 1996, compared to $78.7 million for 1995, an increase of $4.1 million or 5.3%. Interest and other expenses, net, were $16.5 million for 1996, compared to $20.1 million in 1995, a decrease of $3.6 million, due to increased investment income from New Ametek's captive insurance subsidiary, and lower interest expense due to lower effective interest rates on lower outstanding borrowings. Also contributing to the lower net expenses for 1996 was lower amortization due to reduced deferred debt issuance costs, which were charged off as an extraordinary loss in the third quarter of 1995, in connection with the replacement of a prior revolving credit agreement.

  The effective tax rate was 35.1% for 1996, compared to 37.1% for 1995. The reduced 1996 tax rate reflects the effect of a lower proportion of the 1996 pretax income from the Italian motor operations, which are taxed at rates higher than United States pretax income. The 1995 tax rate reflected a higher proportion of Italian income, and also included the impact on current and deferred taxes of a one percent increase in the Italian statutory income tax rate. The 1995 tax rate also reflected a lower state tax provision than in 1996 due to favorable settlements of prior tax years.

  Income from continuing operations for 1996 was $43.1 million or $1.32 per share, compared to $36.9 million or $1.10 per share for 1995, an increase of $6.2 million or 16.8%. Net income in 1996 was $51.2 million or $1.57 per share, and included $8.1 million ($.25 per share) of income from the discontinued Water Filtration Business. Net income for 1995 was $52.3 million, or $1.56 per share, and reflected income from the discontinued Water Filtration Business and Microfoam Division operations of $7.7 million or $.23 per share. Also included in net income for 1995 was a gain of $10.4 million or $.31 per share related to the sale of the Microfoam Division in the second quarter of 1995, and an extraordinary charge of $2.7 million or $.08 per share for the early repayment of debt in the third quarter of 1995.

  The weighted average shares outstanding during 1996 were 32.7 million shares, compared to the average of 33.4 million shares for 1995, a reduction of 2.3%. The reduced number of shares in 1996 resulted from the repurchase and retirement of shares under an ongoing share repurchase program, which began in March 1994, net of shares issued in connection with the exercise of employee stock options. Shares outstanding at December 31, 1996 were 32.7 million shares, not significantly different from year-end 1995.

 Business Segment Results

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
NET SALES: (1)
  Electromechanical.............................. $375,633  $372,038  $340,358
  Precision Instruments..........................  308,737   301,440   280,638
  Industrial Materials...........................  115,641   108,369    99,656
                                                  --------  --------  --------
    Total net sales.............................. $800,011  $781,847  $720,652
                                                  ========  ========  ========
INCOME:
Segment operating profit (2)
  Electromechanical.............................. $ 44,238  $ 48,858  $ 46,203
  Precision Instruments..........................   37,253    34,803    29,189
  Industrial Materials...........................   22,339    16,854    11,313
                                                  --------  --------  --------
    Total segment operating profit...............  103,830   100,515    86,705
  Corporate administrative and other expenses....  (20,987)  (21,836)  (23,146)
                                                  --------  --------  --------
Consolidated operating income....................   82,843    78,679    63,559
Interest and other expenses, net.................  (16,461)  (20,074)  (17,546)
                                                  --------  --------  --------
  Consolidated income from continuing operations
  before income taxes............................ $ 66,382  $ 58,605  $ 46,013
                                                  ========  ========  ========

--------
(1) After elimination of intra and inter-segment sales, which are not significant in amount.
(2) Segment operating profit represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

  The ELECTROMECHANICAL GROUP ("EMG") sales increased $3.6 million or 1.0% to $375.6 million for 1996. Higher domestic sales of both floor-care and non-floor-care products were largely offset by reduced sales by EMG's Italian motor operations. Continuing recessionary conditions in Europe and highly competitive pricing adversely affected sales in Europe. Operating profit for EMG decreased $4.6 million or 9.5% to $44.2 million in 1996. Profit margins fell to 11.8% in 1996 from 13.1% in the prior year due to the lower European sales and reduced operating efficiencies in EMG's Italian motor operations caused by the sales reduction. Also contributing to the profit decline was the incurrence of start-up costs in 1996 for new motor production operations in Shanghai, People's Republic of China ("PRC"), Mexico, and the Czech Republic. These reductions were mitigated somewhat by increased profits from EMG's domestic motor operations due to higher domestic sales and improved operating efficiencies.

  The competitive situation in Europe caused a delay in implementing EMG's strategy to increase market penetration by offering its motor products as a low-cost outsourcing alternative to certain European vertically integrated floor care manufacturers. EMG expects to continue implementation of this strategy during 1997. During 1996, EMG continued initiatives to lower production cost, including both the start-up of the new motor production operations previously mentioned above and the purchase of a facility in the Czech Republic for operations to begin later in 1997. These new operations are expected to lower costs and create additional market share opportunities worldwide.

  PRECISION INSTRUMENTS GROUP ("PI") sales in 1996 were $308.7 million, an increase of $7.3 million or 2.4% from 1995. Increased sales of aerospace instruments were partially offset by lower worldwide sales of heavy vehicle instruments caused by a continuing decline in industry-wide demand and by lower process instruments sales to European markets. Operating profit margins improved to 12.1% for 1996 from 11.5% in 1995 due primarily to significant profit improvements from PI's aerospace operations. Such profit improvement was the result of a lower cost structure, due to restructuring activities in prior years; increased sales, and a favorable change in product mix. Also contributing to the increase was the full year profit contribution from 50%- owned joint venture in Asia, which was acquired in March 1995 and manufactures low-cost pressure gauges. The profit improvement was limited to some extent by the lower sales of heavy truck instruments by the Dixson, Inc. business which was also acquired in March 1995, and by reduced sales of process instruments in Europe.

  INDUSTRIAL MATERIALS GROUP ("IMG") sales from continuing operations in 1996 were $115.6 million, an increase of $7.3 million or 6.7% from 1995. The sales increase was due primarily to higher worldwide sales of specialty metal products, and included increased sales from the introduction of new products. Higher sales of the plastics compounding business also contributed to the sales increase. IMG's operating profit increased significantly by $5.5 million or 32.5% to $22.3 million in 1996; profit margins increased to 19.3% in 1996 from 15.6% in the prior year. The profit improvement was due primarily to improved operating efficiencies resulting from cost containment initiatives throughout IMG. Lower material costs in the specialty metal products business also contributed to the profit improvement. In June 1996, New Ametek announced it would retain the Westchester Plastics Division, which was previously considered for sale. The Westchester Plastics Division and the Haveg Division have been combined to form the new Chemical Products Division within IMG.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

 Results of Operations

  For 1995, sales were $781.8 million, an increase of $61.2 million or 8.5% from the 1994 total of $720.6 million. All business segments reported increased sales, led by the Electromechanical Group, whose introduction of new products and entry into emerging markets benefited 1995. Softness in the United States floor-care markets experienced in the second half of 1995 reduced domestic sales growth. The Precision Instruments Group's 1995 sales increased due largely to the acquisition of the heavy vehicle instrumentation business of privately held Dixson, Inc. in late March 1995. In 1995, the Industrial Materials Group continued to benefit from improved business conditions in many of its markets, resulting in increased sales led by the metal powder business. Sales by all business segments to foreign markets totaled $270.0 million in 1995 compared to $228.2 million in 1994, an increase of 18.3%. Export shipments from the United States in 1995 continued to increase, reaching $131.1 million compared to $109.3 million in 1994, an increase of 19.9%.

  New orders during 1995 were $775.7 million, compared to $743.3 million for 1994, an increase of $32.4 million or 4.4%. The backlog of orders was $226.4 million at year-end 1995, a decrease of 2.6% from the end of 1994. Business segment operating profit was $100.5 million in 1995 compared to $86.7 million in 1994, an increase of 15.9%. The increase in profits was due to the higher sales volume and successful implementation of cost reduction programs in the Precision Instruments and Industrial Materials Groups. The Precision Instruments Group also benefited from the restructuring of the aerospace business, which was initiated in 1993. Lower operating costs in the temperature and corrosion resistant materials and plastics compounding businesses enhanced the profitability of the Industrial Materials Group.

  Corporate administrative and other expenses were $21.8 million, slightly lower than the $23.1 million incurred in 1994. Operating income reached $78.7 million in 1995, an increase of $15.1 million or 23.8% over 1994. Interest and other expenses, net, were $20.1 million in 1995 compared to $17.6 million in 1994, an increase of $2.5 million. The increase in net expenses reflect lower interest expenses during 1995 due to lower effective interest rates on debt outstanding during the year, but it was more than offset by lower interest and other investment income.

  The effective tax rate was approximately 37% for both 1995 and 1994. Both years reflect a lower net state tax provision, and the 1995 rate included foreign tax benefits related to certain capital investments.

  Income from continuing operations improved 27.2% in 1995 to $36.9 million, or $1.10 per share, compared to $29.0 million, or $.78 per share in 1994. Income from discontinued operations was $7.7 million, or $.23 per share in 1995, compared to $10.0 million, or $.27 per share in 1994. Results in 1995 also included an after-tax gain of $10.4 million ($.31 per share), due to the sale of the Microfoam Division in the second quarter of 1995.

  Income before extraordinary items was $55.0 million, or $1.64 per share in 1995, and $39.0 million, or $1.05 per share in 1994, an increase of $16.0 million or 41%. After an extraordinary after-tax charge in the third quarter of 1995 for the write-off of deferred debt issuance costs of $2.7 million, or $.08 per share, net income for 1995 was $52.3 million, or $1.56 per share, compared to 1994 net income of $31.0 million or $.84 per share. Net income for 1994 included a first quarter after-tax charge for an extraordinary loss of $11.8 million ($.32 per share) due to the early extinguishment of debt, and a $3.8 million ($.11 per share) after-tax gain due to a change in accounting for certain marketable securities.

  The weighted average shares outstanding during 1995 were 33.4 million shares, compared to the average of 37.1 million shares for 1994, a reduction of 3.7 million shares or 10%. The reduced number of shares in 1995 resulted from the repurchase and retirement of shares under the ongoing share repurchase program, which began in March 1994. Shares outstanding at December 31, 1995 and 1994 were 32.9 million shares and 34.7 million shares, respectively.

 Business Segment Results

  The ELECTROMECHANICAL GROUP's sales increased $31.7 million or 9.3% to $372.0 million, due primarily to increased market share, introduction of new products, and the 1994 completion of capacity expansion programs at two plants in North Carolina. Sales for 1995 from EMG's Italian operations increased 25.6% before currency translation effects, which were minimal. However, softness in the United States floor-care market experienced in the second half of 1995 limited domestic sales growth. Operating profit of EMG increased 5.7% to $48.8 million in 1995 due primarily to the increase in sales volume, while profit margin in 1995 was 13.1% compared to 13.6% in 1994. Higher material costs primarily in the Italian operations exceeded modest price increases and cost reductions, which reduced profitability. This condition was minimized by additional cost-saving activities.

  PRECISION INSTRUMENTS GROUP sales in 1995 were $301.4 million, an increase of $20.8 million or 7.4% from 1994. The increase was largely due to increased sales of heavy vehicle instruments, resulting from the acquisition of Dixson, Inc. at the end of the first quarter of 1995. An expected market downturn started to affect fourth-quarter 1995 shipments of heavy vehicle instruments, but was alleviated somewhat by improving sales of commercial aerospace products. Sales of process instruments also increased in 1995; however, that increase was mostly offset by lower first-half sales of aerospace instruments. PI's operating profit in 1995 increased 19.2% to $34.8 million, compared to $29.2 million in 1994. A profit contribution by Dixson, Inc., a manufacturing joint venture in Asia, and increased operating efficiencies in the aerospace business resulting from the restructuring activities, along with benefits from cost reduction programs initiated in prior years, accounted for the improved operating results.

  INDUSTRIAL MATERIALS GROUP sales from continuing operations were $108.4 million in 1995, an increase of $8.7 million or 8.7% from 1994, due primarily to higher sales by the metal powder business. IMG's operating profit in 1995 increased significantly by $5.5 million or 49.0% to $16.8 million. The increase in profitability was due in part to the higher sales volume, but mostly to cost reduction programs and improved operating efficiencies in the temperature and corrosion resistant materials business. The plastics compounding business benefited primarily from a third-quarter 1995 cost recovery from an insurance settlement. In May 1995, the Microfoam Division was sold.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital from continuing operations at December 31, 1996 amounted to $50.4 million, an increase of $20.9 million from December 31, 1995, largely reflecting the repayment of short-term borrowings. The ratio of current assets (excluding net assets of discontinued operations) to current liabilities at December 31, 1996 was 1.28:1, compared to 1.14:1 at December 31, 1995. New Ametek's earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations was $116.9 million in 1996, compared to $111.4 million in 1995.

  Cash provided by continuing operations totaled $64.7 million in 1996 compared to $61.5 million in 1995, a net increase of $3.2 million. The net increase reflects higher income from continuing operations, and lower overall working capital requirements. Total cash provided by operating activities in 1996 was $72.1 million, and included $7.4 million of cash provided by discontinued operations. Total cash provided by operating activities in 1995 was $57.4 million, and included $4.2 million of cash used for discontinued operations, of which $5.7 million represents cash paid for a French water filtration producer acquired in late 1995 and included in the Spin-Off.

  Total 1996 charges against reserves for restructuring and other unusual items amounted to $7.2 million, compared to $13.0 million in 1995. The charges were primarily for cash, and did not significantly affect liquidity. Charges in both years were for workforce reductions, relocation of aerospace operations, and facilities combinations, which required cash outlays, and for the write-off of certain assets, which did not require the use of cash. In 1997, New Ametek expects to incur additional restructuring-related cash and noncash charges against its restructuring reserves. New Ametek anticipates substantial completion of the restructuring program by the end of 1997, except for certain longer-term pension-related aspects of the program. When the restructuring program is completed, it is anticipated that the benefits, which have already been substantial, will continue to more than offset the required cash expenditures under the plan.

  Cash used for investing activities was $39.2 million in 1996, compared to $20.6 million in 1995, an increase of $18.6 million. The primary reason for the increase was additions to property, plant, and equipment, which totaled $39.1 million in 1996 compared to $29.3 million in 1995. Net cash expenditures for investing activities in 1995 also included the acquisition of a business and an investment in a joint venture, requiring a total cash outlay of $38.3 million, more than offset by $47.4 million in cash proceeds, received primarily from the sale of the Microfoam Division and other assets.

  Financing activities used cash totaling $37.2 million in 1996, compared to $36.9 million in 1995. During 1996, net repayments of short-term borrowings totaled $24.4 million; 698,000 shares of common stock were repurchased at a total cost of $12.5 million; dividends of $7.9 million were paid; and cash proceeds of $7.0 million were received from the exercise of employee stock options. Financing activities for 1995 included net proceeds of $54.5 million from short-term borrowings; repayment of $50.0 million in term loans, of which $5.0 million was required; expenditures of $39.6 million for the repurchase of
2.3 million shares of common stock; funding of dividends totaling $8.0 million; and net proceeds of $5.6 million related to the exercise of employee stock options.

  On September 12, 1996, AMETEK's $195 million Credit Agreement (as defined) was amended. In addition to providing somewhat greater financial flexibility, the amended agreement also extended the maturity of the credit facility by one year, to 2001, and provided for slightly lower interest rates and fees on the total credit facility. In connection with the Spin-Off and the Merger, AMETEK will enter into an amendment to the Credit Agreement, as described under "THE CREDIT AGREEMENT." At December 31, 1996, $176.9 million of the domestic bank credit facility was unused and available, along with approximately $8.4 million of unused foreign credit lines with European banks.

  The stock repurchases mentioned previously were made under the ongoing share repurchase programs. Since the stock repurchase programs began in March 1994, a total of 12.2 million shares have been acquired at a cost of $171.0 million as of December 31, 1996. Additional stock repurchases, if any, will be made under a new $50.0 million authorization announced in June 1996, of which $48.2 million was unexpended as of year-end 1996.

  As a result of all 1996 cash flow activities, cash and cash equivalents at December 31, 1996 totaled $2.4 million, compared to $6.6 million at December 31, 1995. New Ametek believes it has sufficient cash-generating capabilities and available domestic and foreign credit facilities to enable it to meet its needs in the foreseeable future.

NEW ACCOUNTING STANDARDS

  In the first quarter of 1996, AMETEK adopted Financial Accounting Standards Board (FASB) Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Statement No. 121 establishes new accounting standards for measuring the impairment of long-lived assets. The adoption of the new statements did not have any impact on AMETEK's, nor will they have any impact on New Ametek's, consolidated financial position or results of operations.

  As of January 1, 1996, AMETEK adopted FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123 establishes a fair value method of accounting for stock-based awards issued to employees and others that includes expensing related compensation cost in the income statement, but it also allows companies the choice of continuing to measure compensation expense as it was previously measured prior to the effective date of adoption of Statement No. 123. AMETEK elected to continue, and New Ametek will continue, to use the previous method of accounting for stock-based awards issued to employees, but will provide the disclosures required by Statement No. 123. Consequently, adoption of Statement No. 123 did not have any impact on AMETEK's, nor will have any impact on New Ametek's consolidated financial position or results of operations (see Note 7 to the Consolidated Financial Statements).

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted December 31, 1997. At such time, New Ametek will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of this change is not expected to affect basic earnings per share as the dilutive effect of stock options will not be significant. The impact of Statement No. 128 on the calculation of fully diluted earnings per share is not expected to be material to New Ametek.

INTERNAL REINVESTMENT

 Capital Expenditures

  Capital expenditures were $39.1 million in 1996, compared to $29.3 million in 1995, an increase of $9.7 million or 33.2%. Approximately 83% of the 1996 expenditures were for additional manufacturing equipment to increase production efficiencies, and for expanded production capacity, primarily in the Electromechanical Group. New Ametek expects to increase its capital spending in 1997 slightly above 1996 levels, with continued emphasis on investment in production efficiencies and expansion, primarily in the Electromechanical Group.

 Product Development and Engineering

  Product development and engineering expenses in 1996 totaled $35.9 million compared to $32.0 million in 1995, and $31.9 million in 1994. These amounts include expenses for research and development of $17.1 million in 1996, $15.5 million in 1995, and $17.3 million in 1994, such expenditures were directed toward the development of new products and processes, and the improvement of existing products and processes.

ENVIRONMENTAL MATTERS

  AMETEK is subject to environmental laws and regulations as well as stringent cleanup requirements and also has been named a potentially responsible party at several sites that are the subject of government-mandated cleanups. Provisions for environmental cleanup at those sites and other sites were approximately $1.8 million in 1996, $2.4 million in 1995, and $1.6 million in 1994. New Ametek will assume responsibility for any potential environmental liability.

  It is not possible to accurately quantify the potential financial impact of actions regarding environmental matters, but New Ametek believes that, based on past experiences and current evaluations, the outcome of these actions is not likely to have a material adverse effect on the future result of operations, financial position or cash flow.

IMPACT OF INFLATION

  AMETEK attempts, and New Ametek will continue to attempt, to minimize the impact of inflation through cost reduction programs and by improving productivity. In addition, AMETEK used, and New Ametek will continue to use, the last-in, first-out (LIFO) method of accounting for inventories (whereby the cost of products sold approximates current costs), and therefore, the impact of inflation is substantially reflected in operating costs. In general, New Ametek believes programs are in place that are designed to monitor the impact of inflation and to take necessary steps to minimize inflation's effect on its operations.

OTHER MATTERS

  In cooperation with the Consumer Products Safety Commission, the Water Filtration Business, along with its supplier and customer, is participating in a voluntary recall of a water filter cartridge model involving 14,000 units which were sold, through a mass merchandiser, beginning in March 1996, when the filter cartridges were introduced. Although only a limited number of the filter cartridges may contain an incorrect form of carbon, all units are being recalled as a precautionary measure. The Water Filtration Business does not believe it is liable in this matter and based upon the information currently available, it is not expected that the outcome will have a material adverse effect on New Ametek's financial position or results of operations.

  On April 17, 1997, AMETEK announced it had signed a definitive agreement to acquire the Test & Measurement Products business of Technitrol, Inc. for $34 million in cash. Closing of the acquisition, which is expected to occur by the end of June 1997, is subject to regulatory approval and certain other requirements. The business to be acquired had annual sales of approximately $30 million, and manufacture a comprehensive line of measurement and testing devices, including gauges, electronic instruments and test stands and analytical software and support services.

FORWARD-LOOKING INFORMATION

  Except for the historical information contained herein, certain matters discussed in this Information Statement are "forward-looking statements," as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995, which involve risk and uncertainties that exist in New Ametek's operations and business environment, and are subject to change based on various important factors. Such factors include, but are not limited to, economic conditions, market demand and financing considerations, which in the future could cause New Ametek's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, New Ametek. For additional discussion, reference is made to "RISK FACTORS" herein.

                             THE CREDIT AGREEMENT

  In August 1995, AMETEK entered into a $195,000,000 revolving credit agreement (the "Credit Agreement") with a group of banks (the "Bank Group"), led by The Chase Manhattan Bank, N.A., as administrative agent ("Chase"). The Credit Agreement replaced a $250,000,000 secured term and revolving loan facility which AMETEK had entered into with the Bank Group in March 1994 (the "Prior Facility"). In comparison to the Prior Facility, the Credit Agreement is unsecured and has a more favorable interest rate structure and a somewhat less restrictive set of covenants. In September 1996, AMETEK and the Bank Group amended the Credit Agreement to (i) extend its maturity date to August 2, 2001, (ii) further improve the interest rate structure and (iii) ease restrictions imposed by certain of its covenants.

  In connection with the Spin-Off, the Bank Group has entered into another amendment to the Credit Agreement (the "Amendment") which, among other things, permits the Credit Agreement to be assigned to and assumed by New Ametek. This assignment and assumption shall occur immediately prior to the completion of the Spin-Off. The Amendment also contemplates that, prior to the Spin-Off, $25,000,000 of the outstanding principal under the Credit Agreement will be replaced by separate loans from one or more members of the Bank Group and that such separate loans will after the Spin-Off be retained by AMETEK as the Retained Debt (the "Retained Debt"). The Amendment also provides some additional relief under certain of the covenants contained in the Credit Agreement, extends the maturity date to the fifth anniversary of the Spin-Off Date and eliminates scheduled reductions in commitment levels.

  As so amended, the Credit Agreement will continue to place certain restrictions on cash payments by New Ametek, including the payment of cash dividends, together with other affirmative and negative covenants, including restrictions on loans and incurrence of indebtedness and transactions with affiliates.

  Outstanding loans under the Credit Agreement are subject to interest rate swap and cap agreements based on the combination of a fixed rate and the London Interbank Offered Rate ("LIBOR"), plus a negotiated spread over LIBOR. At April 30, 1997, AMETEK had $25,000,000 in revolving credit loans outstanding under the Credit Agreement at a blended interest rate of 6.55%.

                      THE CONTRIBUTIONS AND THE SPIN-OFF

  This section of the Information Statement describes certain aspects of the Contributions and the Spin-Off. To the extent that they relate to the Distribution Agreement, the Tax Allocation Agreement, the Transition Services Agreement, the Indemnification Agreement or the Trademark Agreement (collectively, the "Distribution Documents"), the following descriptions do not purport to be complete and are qualified in their entirety by reference to the respective agreements, which are attached as Appendix B and Appendix D to the Joint Proxy Statement/Prospectus and are incorporated herein by reference. STOCKHOLDERS SHOULD READ THE DISTRIBUTION AGREEMENT, THE TAX ALLOCATION AGREEMENT, THE TRANSITION SERVICES AGREEMENT, THE INDEMNIFICATION AGREEMENT AND THE TRADEMARK AGREEMENT IN THEIR ENTIRETY.

BACKGROUND OF AND REASONS FOR THE SPIN-OFF

  Because the Water Filtration Business is the only business of AMETEK that Culligan wishes to acquire, AMETEK and Culligan determined to effect the Spin-Off, which is intended to be tax-free to AMETEK and the holders of AMETEK Common Stock for Federal income tax purposes (except to the extent of cash received for fractional shares). See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES." It is a condition to consummating the Contributions, the Spin-Off and the Merger that AMETEK and Culligan receive the Private Letter Ruling and/or the Tax Opinions. The Contributions followed by the Spin-Off will separate all of AMETEK's other businesses from the Water Filtration Business and enable Culligan to acquire only the Water Filtration Business in the Merger; the Spin-Off will leave AMETEK's remaining businesses as a separate publicly held company (New Ametek), owned by the existing holders of AMETEK Common Stock.

  Although the Spin-Off will not be effected unless AMETEK's stockholders approve the Spin-Off and the Merger and all other conditions precedent have been satisfied or waived, the Spin-Off is separate from the Merger, and the shares of New Ametek Common Stock to be received by holders of AMETEK Common Stock in the Spin-Off do not constitute a part of the Merger consideration.

TERMS OF THE DISTRIBUTION AGREEMENT

 The Contributions

  Contributions of Assets

  Prior to the Spin-Off, pursuant to the Amended and Restated Contribution and Distribution Agreement, dated as of February 5, 1997 (the "Distribution Agreement"), between AMETEK and New Ametek, AMETEK will effect the Contributions, with the result that New Ametek will own, directly or through subsidiaries, all of the assets formerly owned by AMETEK or its subsidiaries, other than the Water Filtration Business.

  Transfer of Liabilities

  At or prior to the time of the Spin-Off, New Ametek will assume all of the liabilities of AMETEK, other than certain liabilities relating to the Water Filtration Business and the Retained Debt (collectively, the "Assumed Liabilities"). The Assumed Liabilities shall include AMETEK's outstanding 9 3/4% Senior Notes due 2004 issued pursuant to the Indenture, dated as of March 15, 1994, between AMETEK and CoreStates Bank, N.A., as trustee, and all obligations arising under the Credit Agreement, subject to the retention by AMETEK of the Retained Debt. New Ametek shall also assume liability for (i) uninsured health, dental and vision benefits incurred by Water Filtration Business Employees prior to the Spin-Off but only if claims therefor have been submitted prior to the Spin-Off, (ii) those benefits incurred by Water Filtration Business Employees prior to the Spin-Off which are covered by insurance policies assigned to and assumed by New Ametek, (iii) all liability relating to or arising out of the defined benefit pension plans maintained by AMETEK, other than the Water Filtration Business Hourly Pension Plan, and (iv) all liability relating to or arising out of the 401(k) Plan maintained by AMETEK.

  AMETEK will retain certain liabilities relating to the Water Filtration Business and the Retained Debt (the "Retained Liabilities").

  Certain Further Contributions

  If, after the time of the Spin-Off, either New Ametek or AMETEK holds assets which by the terms of the Distribution Agreement or the Merger Agreement were intended to be assigned and transferred to, or retained by, the other party, such party will promptly assign and transfer or cause to be assigned and transferred such assets to the other party.

 The Spin-Off

  Upon completion of the Contributions, the Spin-Off will be effected by the distribution to each holder of record of AMETEK Common Stock as of the close of business on the Spin-Off Record Date of certificates representing one share of New Ametek Common Stock for every share of AMETEK Common Stock held by such holder. As a result of the Spin-Off, the stockholders of record of AMETEK at the close of business on the Spin-Off Record Date will own all of the outstanding New Ametek Common Stock.

 Certain Covenants

  For five years after the Spin-Off, New Ametek will not, directly or indirectly, (i) sell any products or render any services which are currently being manufactured, sold or rendered by the Water Filtration Business, or (ii) solicit any customer or supplier of the Water Filtration Business for any purpose competitive with the Water Filtration Business; and for two years after the Spin-Off, neither AMETEK nor New Ametek will, directly or indirectly, solicit the employment of any employee of the other party and its subsidiaries.

  Prior to the Spin-Off, AMETEK will transfer and assign to New Ametek all of AMETEK's insurance policies other than (i) any policy which relates solely to the Water Filtration Business and (ii) any policy that is not assignable pursuant to its terms (a "Non-Assignable Policy"). If any policy is a Non-Assignable Policy, it is the intent of AMETEK and New Ametek that New Ametek receive the benefit of any coverage under any such policy, and that AMETEK will keep such policy in effect during its remaining term and will refrain from taking any actions (other than making a claim) which may affect New Ametek's entitlement to the benefits of, or coverage under, such policy. AMETEK and New Ametek also agree to cooperate with each other with respect to the processing of any claims which are covered by any insurance policy in existence prior to the Spin-Off.

 Settlement of Intercompany Balances

  All amounts owing between the New Ametek entities and the Water Filtration Business entities, other than amounts arising in the ordinary course of business, will be deemed paid in full at or prior to the Spin-Off.

 Employees and Employee Benefit Plans

  Effective as of the Spin-Off Date, New Ametek will offer employment to all employees of AMETEK, other than employees of the Water Filtration Business, on the same terms and conditions as were in effect immediately prior to the Spin-Off. Any such transfer of employment from AMETEK to New Ametek will not constitute a termination or qualifying event under any severance policy.

  Also effective as of the Spin-Off Date, New Ametek will adopt (i) the AMETEK company-wide 401(k) Plan, (ii) the AMETEK company-wide Employees' Retirement Plan, a defined benefit pension plan covering all salaried employees hired before January 1, 1997; (iii) all hourly defined benefit pension plans sponsored by AMETEK, other than the separate pension plan covering only hourly employees of the Water Filtration Business; and (iv) all severance, vacation, medical, disability, life insurance, split-dollar and other welfare benefit plans covering employees (and their spouses and dependents) of AMETEK, other than any such plans or arrangements covering only employees of the Water Filtration Business or the separable portion of such plans or arrangements attributable to employees of the Water Filtration Business. As soon as practicable on or after the Merger, New Ametek shall cause the AMETEK 401(k) Plan to make a direct plan-to-plan transfer to Culligan's 401(k) Plan consisting of the account balances of those participants who are employed in the Water Filtration Business. The Employee's Retirement Plan, as adopted by New Ametek, will retain the liability for all accrued pension benefits, including the accrued benefits of participants employed in the Water Filtration Business, as determined at the time of the Spin-Off, which benefits will be payable upon the participants' subsequent retirement or termination of employment from Culligan, or death or disability, as the case may be, as and to the extent provided for by the Employees' Retirement Plan; provided, that any such participant employed in the Water Filtration Business will continue to be credited under the Employees' Retirement Plan for employment with AMETEK and Culligan after the Spin-Off for purposes of vesting and eligibility for early retirement, disability or pre-retirement death benefits (but not for the purpose of determining the amount of the accrued benefit), and, further provided, that any such participant's compensation shall continue to be recomputed by taking into account compensation earned with AMETEK and Culligan after the Spin-Off (but limited for Employees' Retirement Plan purposes to an increase of 5%, per annum, of the 1996 compensation).

  Effective as of the Spin-Off Date, AMETEK shall continue to offer employment to employees of the Water Filtration Business on the same terms and conditions as in effect immediately prior thereto, and shall retain sponsorship of the separate pension plan which covers only hourly employees of the Water Filtration Business, and of all severance, vacation, medical, disability, life insurance, split-dollar and other welfare benefit plans covering only employees (and their spouses and dependents) of employees of the Water Filtration Business or the separable portion of such plans or arrangements attributable to employees of the Water Filtration Business.

  Stock Option and Stock Incentive Plans

  Prior to the Spin-Off, New Ametek will adopt one or more stock option, stock incentive or similar plans for its employees and directors. Effective as of the Spin-Off Date, all outstanding options to purchase AMETEK Common Stock which are held by employees, other than the employees of the Water Filtration Business, whether or not such options are currently exercisable, will be assumed by New Ametek and shall be exercisable upon the same terms and conditions as in effect immediately prior thereto; provided, however, that each such option shall cease to be exercisable with respect to the AMETEK Common Stock and shall become exercisable for a whole number of shares of New Ametek Common Stock and with an adjusted per share exercise price, determined in accordance with Treasury Regulation (S)1.425-1 (whether the option is an incentive stock option on a nonqualified stock option) so as to preserve both the aggregate market spread between the value of the shares of common stock subject to the option and the exercise price of the option immediately before the Spin-Off, and the per share ratio between the value of the common stock and the exercise price immediately before the Spin-Off. All stock appreciation rights granted with respect to AMETEK Common Stock held by employees, other than employees of the Water Filtration Business, whether then exercisable, shall similarly be assumed by New Ametek and shall be exercisable upon the same terms and conditions as in effect immediately prior thereto, provided that the stock appreciation rights shall be subject to adjustment in a manner similar to the adjustments to the assumed stock options, as described in the preceding sentence.

  AMETEK has amended those outstanding stock options which are held by employees of the Water Filtration Business to provide that, for a period beginning March 20, 1997 and ending three business days prior to the Spin-Off Date (the "Special Offer Period"), (i) such options are fully exercisable (i.e., vested), (ii) each such option holder may, as an alternative to exercise, surrender his or her options, in whole or in part, and receive from AMETEK a cash amount equal to the market spread between the aggregate average company share price (determined as the average closing prices of AMETEK Common Stock for the ten trading days ending on the second trading day immediately prior to the Effective Time) over the aggregate exercise price, in lieu of exercising the underlying options and (iii) AMETEK will pay any holder of an option which was granted as an incentive stock option (within the meaning of Section 422 of the Code) who exercises or surrenders his options for the cash spread during the Special Offer Period an amount, in cash, equal to 20% of the taxable gain recognized from the exercise or surrender. For any option holder who is employed by the Water Filtration Business and does not exercise or surrender his options for cash during the Special Offer Period, any such unexercised options shall, at the end of the Special Offer Period, revert to the level of exercisability (i.e., vesting) as is determined solely by the terms of the option and the length of the option holder's service since the date of grant, and the right to surrender the options for cash and the right of holders of options which were granted as incentive stock options to receive the special 20% cash payment, as described above, shall lapse, and as of the Effective Time, such unexercised options will be exchanged for options to purchase Culligan Common Stock, all as described under "THE SPIN-OFF--Terms of the Distribution Agreement--Stock Option and Stock Incentive Plans" in the Joint Proxy Statement/Prospectus. Effective as of the Spin-Off Date, AMETEK shall retain (and shall not contribute to New Ametek) cash in an amount equal to 60% of the market spread of the unexercised options held by employees of the Water Filtration Business.

  Conditions to the Spin-Off

  The obligations of AMETEK and New Ametek to consummate the Spin-Off and to perform all other obligations set forth in the Distribution Agreement are subject to the satisfaction or waiver of (i) all the conditions contained in the Merger Agreement which relate to AMETEK or New Ametek, and (ii) the condition that all authorizations, orders or approvals, or declarations or filings with, or the expiration of waiting periods imposed by, any governmental entity or other public or private entity the failure of which to obtain would have a material adverse effect on AMETEK or New Ametek, will have been filed, occurred, or been obtained.

  The obligations of AMETEK to consummate the Spin-Off and perform all other obligations set forth in the Distribution Agreement are subject to the satisfaction or waiver of the condition that New Ametek will have effected its assumption of the Assumed Liabilities as contemplated by the Distribution Agreement.

  The obligations of New Ametek to consummate the transactions contemplated by the Distribution Agreement and to perform all other obligations set forth in the Distribution Agreement are subject to the satisfaction or waiver of the condition that AMETEK will have contributed to New Ametek the Contributed Assets, as contemplated by the Distribution Agreement.

  Amendment

  The Distribution Agreement (including the Annexes, Schedules and exhibits thereto) may be amended in writing by AMETEK or New Ametek at any time prior to the Spin-Off with the prior written consent of Culligan. At any time prior to the Spin-Off, either AMETEK or New Ametek may waive in writing compliance by the other with any of the agreements or conditions contained in the Distribution Agreement with the prior consent of Culligan. The failure of any party to the Distribution Agreement to assert any of its rights under or to enforce any provision of the Distribution Agreement or otherwise will not constitute a waiver of its rights under such provision or any other provision.

TERMS OF THE TAX ALLOCATION AGREEMENT

  In connection with the Spin-Off and the Merger, AMETEK, New Ametek and Culligan will enter into the Tax Allocation Agreement, which provides for the allocation of all tax liabilities of AMETEK and its subsidiaries for taxable periods before and after the Spin-Off. In general, under the Tax Allocation Agreement, (i) New Ametek will be liable for any tax liability attributable to the Water Filtration Business for taxable periods (or portions thereof) ending on or before the Spin-Off Date and any tax liability attributable to the assets and businesses to be transferred to or held by New Ametek (i.e., all of the assets and businesses other than the Water Filtration Business) for all taxable periods and (ii) AMETEK will be liable for any tax liability attributable to the Water Filtration Business for taxable periods (or portions thereof) beginning after the Spin-Off Date.

  In addition, except as provided below, New Ametek will be liable for any tax liability resulting from transfers of stock and/or assets undertaken in connection with or to effect the Contributions, the Spin-Off or the Merger ("Restructuring Taxes") including, without limitation, any tax liability imposed on AMETEK as a result of the Contributions failing to qualify as a reorganization under Section 368 (a) (1) (D) of the Code or the Spin-Off failing to qualify as a distribution under Section 355 of the Code. AMETEK and Culligan will be liable for any Restructuring Taxes caused by an action which is inconsistent with Culligan's representations made in connection with obtaining the Private Letter Ruling and/or the Tax Opinions and which is taken by Culligan prior to the Spin-Off or by Culligan or AMETEK during the two year period after the Spin-Off. Furthermore, in the event that AMETEK and New Ametek would each be liable for taxes resulting from the Spin-Off and/or the Merger (without regard for any action taken by the other party), AMETEK and New Ametek shall each be liable for one-half of such taxes and shall indemnify each other for any excess of such amount paid. Pursuant to the Distribution Agreement, AMETEK and New Ametek shall share equally all taxes (and certain other transaction costs) incurred in connection with the Contributions and all transfer taxes imposed in connection with or as a result of the Merger subject, in the case of AMETEK, to a limit of $1,500,000.

TERMS OF THE TRANSITION SERVICES AGREEMENT

  In connection with the Spin-Off and the Merger, New Ametek and the Surviving Corporation will enter into the Transition Services Agreement, which sets forth the obligations of New Ametek to provide the Surviving Corporation with certain transition services and support, including but not limited to, payroll and benefits administration; administrative services related to employee benefit plans; advertising and marketing services; fixed asset accounting; vehicle fleet management; management information systems; treasury services; risk management services; tax compliance information; access to a web site; access to financial information for audited financial statements; access to shared facilities; and such other services as may be requested from time to time to assist in the transition, for a period of up to nine (9) months after the date of the Transition Services Agreement. In consideration for such transition services, the Surviving Corporation will pay to New Ametek a fee based on New Ametek's fully burdened costs of providing such services, which will be mutually agreed upon by New Ametek and the Surviving Corporation prior to the time such transition services are provided.

TERMS OF THE INDEMNIFICATION AGREEMENT

  In connection with the Spin-Off and the Merger, AMETEK, New Ametek and Culligan will enter into the Indemnification Agreement which sets forth each party's rights and obligations with respect to indemnification for matters relating to the Contributions, the Spin-Off and the Merger.

  The Indemnification Agreement will provide that except as otherwise specifically provided in the Merger Agreement or any of the Distribution Documents, New Ametek will indemnify, defend and hold harmless Culligan from and against, and pay or reimburse Culligan for, all Indemnifiable Losses, as incurred: (a) arising out of or resulting from (x) the Contributed Assets or the Assumed Liabilities (including the failure by New Ametek or any subsidiary or Affiliate of New Ametek to pay, perform or otherwise discharge such Assumed Liabilities in accordance with their terms) whether such Indemnifiable Losses arise out of or result from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after the Effective Time or (y) the conduct or operation of AMETEK's business (other than the conduct and operation of the Water Filtration Business) prior to the Effective Time; (b) arising out of or resulting from any untrue statement or alleged untrue statement of a material fact contained in any of the Registration Statements or in the Joint Proxy Statement/Prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but only in each case with respect to information provided by AMETEK relating to New Ametek or AMETEK contained in or omitted from the Registration Statements or the Joint Proxy Statement/Prospectus; (c) arising out of or resulting from the breach by New Ametek or any of its subsidiaries of any agreement or covenant contained in the Merger Agreement or any of the Distribution Documents which does not by its express terms expire at the Effective Time or which is not by its express terms required to be performed prior to the Effective Time; (d) arising out of or resulting from any breach of or inaccuracy in any representation or warranty of AMETEK or New Ametek contained in the Merger Agreement; (e) arising out of or resulting from any actual or alleged violation of any law, rule or regulation of any Governmental Entity by AMETEK or New Ametek or any of their subsidiaries or any director, officer, employee or agent of AMETEK or New Ametek or any of their subsidiaries (collectively, "Legal Matters") occurring or alleged to have occurred at or prior to the Effective Time with respect to the New Ametek Businesses; (f) relating to or arising from any claim that the execution, delivery or performance by AMETEK or New Ametek of the Merger Agreement and each Ancillary Agreement to which it is or will be a party or the consummation of the transactions contemplated thereby results in a violation or breach of, or constitutes a default or impermissible transfer under, or gives rise to any right of termination, first refusal or consent under or gives rise to any right of amendment, cancellation or acceleration of any material benefit under, any Contract to which AMETEK or any of its subsidiaries is a party prior to the Spin-Off; and (g) arising out of or relating to the handling, use, storage, recycling, treatment, transport, Release or disposal of Hazardous Substances by AMETEK, any of its subsidiaries, affiliates or predecessors (including any prior owner of the Retained Realty (as defined below)) or any third party engaged by any of them, prior to the Effective Time: (x) at any former properties or facilities of AMETEK or any of its subsidiaries, affiliates, or predecessors (including any prior owner of the Retained Realty, including former properties or facilities relating to the Retained Assets or the Water Filtration Business (but not including any real property owned or leased by the Water Filtration Business, as of the Spin-Off Date (the "Retained Realty")); (y) at the Retained Realty, but only to the extent that the Indemnifiable Losses arise from activities or business operations that preceded the activities or business operations of the Water Filtration Business at the Retained Realty; and (z) at any site or location other than the Retained Realty where such handling, use, storage, recycling, treatment, transport, Release or disposal (or arranging for such activities by third parties) was related to the activities or business operations of the Retained Assets or the Water Filtration Business (provided that this clause (z) shall not cover any migration of a Release from the Retained Realty).

  The Indemnification Agreement will further provide that except as otherwise specifically provided in the Merger Agreement or any of the Distribution Documents, Culligan will indemnify, defend and hold harmless, or cause AMETEK to indemnify, defend and hold harmless New Ametek from and against, and pay or reimburse New Ametek for, all Indemnifiable Losses, as incurred: (a) arising out of or resulting from (x) the Water Filtration Business or the Retained Liabilities (including the failure by Culligan or any of its subsidiaries to pay, perform or otherwise discharge such Retained Liabilities in accordance with their terms) whether such Indemnifiable Losses arise out of or result from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after the Effective Time or (y) the conduct or operation of the Water Filtration Business following the Effective Time (other than any such conduct or operation which would give rise to a right to indemnification by the Parent Indemnitees under the Indemnification Agreement); (b) arising out of or resulting from any untrue statement or alleged untrue statement of a material fact contained in any of the Registration Statements or in the Joint Proxy Statement/Prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but only in each case with respect to information provided by Culligan relating to Culligan or any of its subsidiaries (other than AMETEK and its subsidiaries) contained in or omitted from any of the Registration Statements or in the Joint Proxy Statement/Prospectus; (c) arising out of or resulting from the breach by Culligan or any of its subsidiaries of any agreement or covenant contained in the Merger Agreement or any of the Distribution Documents which does not by its express terms expire at the Effective Time or which is not by its express terms required to be performed prior to the Effective Time; and (d) relating to or arising from any claim that the execution, delivery or performance by Culligan or Culligan Merger Sub of the Merger Agreement and each Ancillary Agreement to which it is or will be a party or the consummation of the transactions contemplated thereby results in a violation or breach of, or constitutes a default or impermissible transfer under, or gives rise to any right of termination, first refusal or consent under or gives rise to any right of amendment, cancellation or acceleration of any material benefit under, any Contract to which Culligan or Culligan Merger Sub is a party prior to the Spin-Off.

  The Indemnification Agreement will provide that with respect to Indemnifiable Losses arising out of or resulting from any breach or inaccuracy in any representation or warranty of AMETEK or New Ametek contained in the Merger Agreement, New Ametek will not have any liability under the Indemnification Agreement unless the aggregate of all Indemnifiable Losses for which New Ametek would be liable under the Indemnification Agreement exceeds on a cumulative pre-tax basis an amount equal to $800,000 (the "Basket Amount"); provided, that, once the Basket Amount is exceeded, New Ametek will only pay Indemnifiable Losses in excess of such Basket Amount. Notwithstanding the foregoing, New Ametek's liability for Indemnifiable Losses arising out of or resulting from any breach or inaccuracy in any representation or warranty of AMETEK or New Ametek contained in the Merger Agreement is limited (i) in the aggregate to $25,000,000 and (ii) to only those Indemnifiable Losses for which New Ametek has received written notice of on or prior to eighteen months from the Closing Date.

TERMS OF THE TRADEMARK AGREEMENT

   Following the time of the Spin-Off, New Ametek will have the sole and exclusive ownership of and right to use all of the names, trademarks, trade names and other proprietary rights of AMETEK (collectively, the "Intellectual Property"), including all rights to the "Ametek" name other than the intellectual property relating primarily to the Water Filtration Business. Pursuant to the Trademark Agreement between AMETEK and New Ametek, AMETEK will retain the right to use, for a period of five years, the "Ametek" trade name and any AMETEK trademarks, service marks or logos which use the word "Ametek" and are currently in use by the Water Filtration Business (collectively, the "Marks"). In addition, for the three successive one year terms following such five year period, New Ametek will grant to AMETEK, pursuant to the Trademark Agreement, an exclusive worldwide license to the Marks at a royalty rate of $1,000,000 per year. AMETEK (which following the Merger will have changed its name to "Culligan Water Company, Inc.") is prohibited, however, from using the "Ametek" mark alone or in combination with other terms, as part of a corporate name. The Trademark Agreement also provides for usual and customary provisions, including quality control, audit and marking provisions.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of certain Federal income tax consequences of the Contributions, the Spin-Off and the Merger. This summary is based upon the Code, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and which are subject to changes occurring after such date, possibly with retroactive effect. This summary is for general information only and does not address the effects of any state, local or foreign tax laws. In addition, it does not purport to address all of the tax consequences applicable to any particular taxpayer or to taxpayers subject to special treatment under the Code, including, without limitation, foreign holders, holders of AMETEK Common Stock acquired pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, tax-exempt organizations, financial institutions, broker dealers or persons who do not hold the AMETEK Common Stock as a capital asset. EACH HOLDER OF AMETEK COMMON STOCK IS URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE SPIN-OFF AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

  The Contributions, the Spin-Off and the Merger will not be consummated unless the IRS shall have issued and not revoked the Private Letter Ruling reasonably satisfactory in form and substance to AMETEK and Culligan substantially to the effect that, on the basis of the facts, representations and assumptions existing at the Effective Time: (i) the Contributions followed by the Spin-Off qualify as a tax-free reorganization pursuant to Section 368(a)(1)(D) of the Code; (ii) the Spin-Off qualifies as a tax-free distribution pursuant to Section 355(a) of the Code; and (iii) the Merger qualifies as a tax-free reorganization pursuant to Section 368 (a)(1)(B) of the Code.

  In the event that the IRS shall not have issued the Private Letter Ruling to include any one or more of the three requested rulings described in the preceding paragraph (each, an "Omitted Ruling"), this requirement will nevertheless be satisfied if, on or prior to the Closing Date, AMETEK receives the Tax Opinion of Stroock & Stroock & Lavan LLP and Culligan receives the Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the same effect as each such Omitted Ruling. Each such Tax Opinion, if any, would be based upon certain qualifications and assumptions as noted therein and upon certain representations of AMETEK, New Ametek and Culligan. It would represent such counsel's best legal judgment and would not be binding on the IRS or the courts. There can be no assurance that the IRS or the courts would not take one or more contrary positions to those expressed in the Tax Opinions.

  The Contributions, the Spin-Off and the Merger will also not be consummated unless there shall be no proposed legislation introduced in bill form and pending action in Congress which, if enacted into law, would have the effect of amending the Code so as to alter in any materially adverse respect any of the Federal income tax consequences described in the Private Letter Ruling (and/or the Tax Opinions) in respect of the Contributions, the Spin-Off or the Merger. On April 17, 1997, Senate Finance Committee Chairman William V. Roth Jr., Senate Finance Committee ranking Democrat Daniel Patrick Moynihan and House Ways and Means Committee Chairman Bill Archer introduced the Proposed Legislation that if applicable to the Spin-Off would cause the Spin-Off to be taxable to New Ametek. The Proposed Legislation would not apply to any distribution after April 16, 1997 if the distribution is (i) made pursuant to a written agreement which was (subject to customary conditions) binding on April 16, 1997 and at all times thereafter, (ii) described in a ruling request submitted to the IRS on or before April 16, 1997, or (iii) described on or before such date in a public announcement or in a filing with the Commission required solely by reason of the distribution. Since the Spin-Off and the Merger would satisfy one or more of the requirements for Transitional Relief, the Proposed Legislation, if enacted in its present form, would not be applicable to the transactions. However, there can be no assurance that the Proposed Legislation would be enacted in its present form or that other legislation, materially adverse to the Contributions, the Spin-Off or the Merger and with different effective dates and/or transitional relief, would not be introduced or enacted after the date hereof. The introduction or enactment of legislation differing from the Proposed Legislation could delay or prevent consummation of the Contributions, the Spin-Off and the Merger.

CONSEQUENCES OF THE CONTRIBUTIONS AND THE SPIN-OFF

  Based upon the Private Letter Ruling (and/or the Tax Opinions), the following is a summary of the anticipated Federal income tax consequences of the Contributions and the Spin-Off:

    1. No gain or loss will be recognized by (and no amount will be included in the income of) holders of AMETEK Common Stock on their receipt of New Ametek Common Stock in the Spin-Off.

    2. Following the Spin-Off, the aggregate tax basis of the AMETEK Common Stock and the New Ametek Common Stock in the hands of the holders of AMETEK Common Stock will equal the tax basis of the AMETEK Common Stock held immediately before the Spin-Off, allocated in proportion to the fair market value of each on the Spin-Off Date.

    3. The holding period of the New Ametek Common Stock received by the holders of AMETEK Common Stock will include the holding period of the AMETEK Common Stock on which the Spin-Off was made, provided such AMETEK Common Stock is held as a capital asset on the Spin-Off Date.

    4. No gain or loss will be recognized by AMETEK or New Ametek as a result of the Contributions or the Spin-Off.

  If the Contributions and the Spin-Off did not qualify for tax-free treatment under Code Sections 368(a)(1)(D) and 355, then for Federal income tax purposes
(i) AMETEK would be required to recognize gain on the Spin-Off to the extent that the fair market value of the shares of New Ametek Common Stock distributed in the Spin-Off exceeded AMETEK's tax basis of such shares and
(ii) each holder of AMETEK Common Stock would be required to recognize dividend income in an amount equal to the fair market value of the shares of New Ametek Common Stock received in the Spin-Off, up to such stockholder's allocable share of AMETEK's current and accumulated earnings and profits (which would include the amount of gain referred to in clause (i) above).

CONSEQUENCES OF THE MERGER

  Based upon the Private Letter Ruling (and/or the Tax Opinions), the following is a summary of the anticipated Federal income tax consequences of the Merger:

    1. No gain or loss will be recognized by holders of AMETEK Common Stock whose shares of AMETEK Common Stock are exchanged solely for Culligan Common Stock pursuant to the Merger Agreement (except with respect to cash received by such holders of AMETEK Common Stock in lieu of fractional shares of Culligan Stock). An AMETEK stockholder who receives cash in lieu of fractional shares of Culligan Common Stock will recognize capital gain or loss in an amount equal to the difference between the cash so received and the portion of the tax basis in AMETEK Common Stock (as determined immediately following the Spin-Off) that is allocable to such fractional share. Such capital gain or loss will be long-term capital gain or loss, provided such fractional shares would have been held by such stockholder as a capital asset immediately prior to the Merger.

    2. The tax basis of the Culligan Common Stock received (or, in the case of fractional shares, deemed received) by holders of AMETEK Common Stock who exchange their AMETEK Common Stock solely for Culligan Common Stock in the Merger will be the same as the aggregate tax basis of the AMETEK Common Stock (as determined immediately following the Spin-Off) surrendered in exchange therefor.

    3. The holding period for the shares of Culligan Common Stock received in the Merger will include the period during which the shares of the AMETEK Common Stock surrendered in exchange therefor were held, provided that such shares of AMETEK Common Stock were held as a capital asset immediately prior to the Merger.

    4. No gain or loss will be recognized by AMETEK, Culligan Merger Sub or Culligan as a result of the Merger.

  If the Merger did not qualify for tax-free treatment as a reorganization under Code Section 368(a)(1)(B), each holder of AMETEK Common Stock would recognize gain or loss equal to the difference between the fair market value of the Culligan Common Stock received and such holder's tax basis of the shares of AMETEK Common Stock surrendered. Failure of the Merger to qualify as a tax-free reorganization could jeopardize the tax-free treatment of the Contributions and the Spin-Off under Code Sections 355 and 368(a)(1)(D).

                LISTING AND TRADING OF NEW AMETEK COMMON STOCK

  New Ametek has applied for listing of the New Ametek Common Stock on the NYSE and the PSE.

  New Ametek Common Stock received pursuant to the Spin-Off will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for shares of New Ametek Common Stock received by any person who may be deemed an "affiliate" of New Ametek within the meaning of Rule 145 under the Securities Act. Persons who may be deemed to be affiliates of New Ametek after the Spin-Off generally include individuals or entities that control, are controlled by, or are under common control with New Ametek, and may include the directors and principal executive officers of New Ametek as well as any principal stockholder of New Ametek. Persons who are affiliates of New Ametek may sell their shares of New Ametek Common Stock received pursuant to the Spin-Off only pursuant to an effective registration statement under the Securities Act covering such securities, or in compliance with the resale provisions of Rule 144 or Rule 145 or Regulation S promulgated under the Securities Act.

                                   BUSINESS

  AMETEK, Inc. was incorporated in Delaware in 1930 under the name of American Machine and Metals, Inc. and maintains its principal executive offices at Station Square, Paoli, Pennsylvania 19301.

  New Ametek will be the successor to all of AMETEK's current businesses except for the Water Filtration Business. As a result, New Ametek will be a global manufacturer of electrical and electronic products and materials engineered for niche markets with operations in North America, Europe and Asia. It is expected that approximately one-third of New Ametek's sales will be to international markets. New Ametek will have a significant market share for many of its products. The Electromechanical Group is the world's largest independent producer of electric motors and blowers for vacuum cleaners and floor-care products; the Precision Instruments Group builds technologically advanced monitoring, sensing, calibration, and display devices for the aerospace, process, and heavy-vehicle industries; and the Industrial Materials Group uses plastics, metals and fibers to produce specialty materials for consumer and industrial markets. AMETEK has grown through a focus on the manufacturing of electronic, electromechanical and electrical products for niche markets where, based on technological or cost advantages, it has or it seeks to build a significant market share. The management of New Ametek intends to continue this focus.

CONTINUATION OF STOCKHOLDER VALUE ENHANCEMENT PLAN

  In November 1993, AMETEK adopted a Stockholder Value Enhancement Plan (the "Plan") with the objective of improving AMETEK's earnings growth through a combination of financial and operating strategies.

  The Plan's financial strategies consist of an ongoing share repurchase program, a debt refinancing (completed in 1994) and a dividend reduction (adopted at the same time as the Plan). From inception of the Plan through December 31, 1996, AMETEK has repurchased approximately 30% of its outstanding shares. This represents approximately 12.2 million shares of common stock at an aggregate repurchase price of $171 million (or an average cost of $14.01 per share). During 1996, AMETEK repurchased 698,000 shares at an aggregate repurchase price of $12.5 million (or an average cost of $17.92 per share). Also, during 1996, AMETEK's Board of Directors authorized the current share repurchase program of up to $50 million.

  Shortly after the Plan was adopted, AMETEK implemented certain of its operating strategies by restructuring the Precision Instruments Group and, as a result, incurring after-tax charges of $33.5 million in 1993. The Plan's other operating strategies, which are ongoing, consist of: (i) achieving operational excellence through improved asset management, increased operating synergies and reduced cycle times, (ii) intensifying new product development efforts, especially in the electric motor-blower, precision instruments and specialty metal product lines, (iii) completing strategic acquisitions and alliances which concentrate on improving AMETEK's technological and manufacturing advantages and market position in its core businesses, and (iv) pursuing global and market expansion, especially in Europe and Asia.

  In continuing to carry out the financial and operating strategies of the Plan, AMETEK has sought, and New Ametek will continue to seek, to allocate its historically strong cash flow to those opportunities, including the furtherance of its operating strategies, additional share repurchases and further debt reductions, which appear to have the best potential for improving earnings growth and thereby, in accordance with the Plan, enhancing stockholder value.

PRODUCTS AND SERVICES

  New Ametek's growth strategies will be focused on its principal businesses:
Electromechanical, Precision Instruments, and Industrial Materials. The following table sets forth summary sales and income information for

New Ametek's business segments for the periods indicated giving effect to the Water Filtration Business as a discontinued operation:

                                                       1996     1995     1994
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
Net Sales(1)
  Electromechanical................................. $375,633 $372,038 $340,358
  Precision Instruments.............................  308,737  301,440  280,638
  Industrial Materials..............................  115,641  108,369   99,656
                                                     -------- -------- --------
    Total Consolidated.............................. $800,011 $781,847 $720,652
                                                     ======== ======== ========
Segment Operating Income(2)
  Electromechanical................................. $ 44,238 $ 48,858 $ 46,203
  Precision Instruments.............................   37,253   34,803   29,189
  Industrial Materials..............................   22,339   16,854   11,313
                                                     -------- -------- --------
    Total Segment Operating Income.................. $103,830 $100,515 $ 86,705
                                                     ======== ======== ========

--------
(1) After elimination of intra and inter-segment sales, which are not significant in amount. Such sales are generally based on prevailing market prices.
(2) Segment operating income represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include an allocation of interest expense.

 Electromechanical Group

  The Electromechanical Group is the world's largest independent producer of high-speed, air-moving electric motors for original equipment manufacturers ("OEM's") of floor-care products. The manufacture of these motors with contacts rotating at 25,000 to 40,000 RPM requires advanced manufacturing technology. EMG must address complex motor-blower dynamics including heat, noise, vibration, and wear, in designing its customized products. EMG's worldwide franchise is based on competencies developed over 80 years. EMG has a leading market share in North America and Western Europe and a growing share in the Pacific Rim. Global sales have more than quadrupled since 1981-- increasing from approximately $80 million to $376 million in 1996.

  EMG has grown its business by extending its technological expertise in manufacturing high-speed, air-moving electric motors for a variety of targeted markets, with the floor care market being its primary focus. EMG has formed alliances with OEM customers to design and manufacture cost-effective products for numerous floor care applications. EMG is also using its technological and marketing expertise in an effort to penetrate new markets, such as lawn and garden equipment, where it is seeking to establish alliances with its major customers.

  EMG is seeking to build on it market leadership in the floor-care markets of North America and Europe, through initiatives in Eastern Europe, Latin America and the Pacific Rim. In addition to pursuing strategic alliances and joint ventures, EMG has expanded its presence in the Pacific Rim with a plant in Shanghai, PRC. Operations in Shanghai, the Czech Republic and Mexico are expected to contribute to manufacturing output in 1997. About 50% of EMG's sales are outside of the United States.

  Consistent with its strategies for long-term global growth and low-cost producer status, EMG has increased its production capacity over the past three years with highly automated production lines at its Graham, North Carolina facility. The recently initiated operations in Reynosa, Mexico; Shanghai, PRC; and the Czech Republic are focused on reducing costs, and later on market expansion.

  EMG employs approximately 2,900 people and has thirteen manufacturing locations: six in the United States, three in Italy, two in Mexico, and one each in the PRC and the Czech Republic. EMG produced approximately 22 million motor products in 1996 with flexible, automated production lines designed for low-cost, high-volume operations. Its technological resources provide EMG customers with custom-designed products.

  Floor-Care Market and Product Line

  About two-thirds of EMG's sales are to floor-care markets, where it has a leading share through sales of air-moving electric motors to most of the world's major floor-care OEMs, including integrated OEMs that produce some of their own motors. EMG produces a full range of floor-care products, from hand-held, canister and upright vacuums to central vacuums for residential use. High-performance vacuums are marketed for commercial and industrial applications. Customers include Matsushita, Bissell, Royal, Eureka, and SEB-Rowenta.

  Sales growth in the floor-care industry has been achieved by marketing products to vertically integrated vacuum cleaner manufacturers which decide to outsource motor production to realize the economic and operational advantage of reducing or discontinuing their own motor production. By purchasing EMG's motors, vacuum cleaner manufacturers can reduce the otherwise substantial capital expenditures they would incur to manufacture motors for changing consumer demands. The global consumer trend toward multiple floor-care products increases the variety and frequency of these investments by OEMs, which are striving to operate more economically.

  EMG's new product development focuses on enhancing motor-blower cost-performance through advances in power, efficiency, size, weight, and quietness. EMG's world lamination motor design is gaining market share in the world lawn and garden market due to the motor's superior performance-to-weight ratio. A new line of high-efficiency fans complement this motor and are targeted as one of EMG's major growth initiatives for floor-care applications in Asia.

  EMG has a significant position in the European floor-care market. The electric motors it produces in Italy are similar to those produced in the United States. Capacity and productivity in Italy have been increased through capital investment and such initiatives as manufacturing integration, automation, inventory management, and increased labor flexibility.

  Technical Motor Market and Product Line

  EMG formed the Technical Motor Division to capitalize upon its global presence and technical expertise in floor-care products and to expand production and marketing of its brushless DC motor-blowers.

  EMG's brushless motors are used in computer equipment, business machines and medical equipment. Brushless motors are free of static charges and have high reliability. They are increasingly popular in medical and other applications in which long life and speed control are desired. Continuing product developments include the use of brushless motors in systems designed to assist patients with sleep-breathing disorders, in hospital air-mattress systems as well as systems that recover gasoline fumes at automotive fueling stations. Customers include Thomas Industries, Gast, Rheem, Kinetic Concepts, and DevilBiss.

  Commercial Motor Market and Product Line

  EMG's leadership in air-moving electric motors, and its manufacturing infrastructure, technical expertise and global marketing strengths serve as the foundation for its future growth. EMG is capitalizing on its core competencies in air-moving electric motors to create opportunities in other consumer products for the outdoor power equipment market, such as lawn and garden equipment, chainsaws, low-pressure paint sprayers and high-pressure power washers. For example, EMG has received orders from most of the world's major producers of lawn and garden products. Customers include Poulan, American Kleaner, Sunbeam, and Wagner Spray Tech.

  Customers

  EMG is not dependent on any single customer such that the loss of that customer would have a material adverse effect on EMG's operations. Approximately 31% of EMG's sales for 1996 were made to its five largest customers.

 Precision Instruments Group

  The Precision Instruments Group applies its niche market focus and technology to produce monitoring, calibration and display instruments for the aerospace, process and heavy vehicle industries.

  PI's growth has and will be based on competitive advantages, which include designing products for specific customer applications that are significantly differentiated from or are lower in cost than competitive products. PI is number one or two in many of the niche markets it serves, including aerospace fuel-flow meters, heavy vehicle instrument panels, oxygen analyzers, and pressure gauges. About 25% of sales are to markets outside the United States.

  Process and Analytical Instruments Market and Product Line

  Approximately one-half of PI's sales are process and analytical instruments, and pressure sensors. This includes pressure gauges and products for industrial measurement and calibration; oxygen, moisture, combustion and liquid analyzers; and emission monitors. The market focus is on measurement and analysis for the process industry, which includes refining, and petrochemical plants, power generation, specialty gas, water and waste treatment, and natural gas distribution. PI also has products which serve the semiconductor market. PI is the leader in the North American pressure gauge market, which has been adversely affected by low-cost offshore products. PI has reduced costs through restructuring its Sellersville, PA operations and through its joint venture in Taiwan and the PRC. It is also refocusing its domestic manufacturing on more advanced pressure measurement products, such as its new Electronic Pressure Calibrator Model 2000.

  In connection with its global expansion, PI has 50% ownership of a joint venture that manufactures low-cost pressure gauges in Taiwan and the PRC, where the joint venture also markets these products. For the remainder of the world, PI is the exclusive marketer of the joint venture's products, expanding PI's leadership in price-sensitive gauges.

  The process industry has experienced lackluster market conditions in the United States, primarily due to reduced refinery and petrochemical plant construction and lower industry operating rates, resulting in part from increased environmental regulations. Worldwide process industry markets are benefiting from improved economic conditions and new construction in Europe and Asia, where increased growth and market expansion are expected. PI's customers include Exxon, DuPont, and Intel.

  Aerospace Market and Product Line

  Approximately one-third of PI's revenues are from the sale of aerospace products, including airborne-data and vibration-monitoring systems; turbine engine temperature measurement; indicators and displays, fuel and fluid measurements; and sensors, switches and cable harnesses. Its customers are the leading producers of airframes and jet engines, commercial airlines and aircraft operators. As a prime innovator, PI serves all segments of commercial aerospace, including helicopters, business jets, commuter aircraft, and commercial airliners. Customer support includes parts warehousing and maintenance programs. Aerospace products are designed to customer specifications and manufactured to stringent operational and reliability requirements. Operations are in Binghamton, NY; Sellersville, PA and Wilmington, MA. A repair and maintenance facility is in Seattle, WA.

  The aerospace business operates in niche markets, where its products have a technological and/or cost advantage. Its 50 years of experience as an aerospace contractor and its long-standing customer relationships with global commercial aircraft OEMs are significant competitive advantages. Its new products are now in service on the Boeing 777 airliner, the Bombardier Global Express business jet and the Agusta 109 helicopter. Other aircraft with PI products aboard include: Learjet 60, Boeing 737/747/757/767, Beechjet, Sikorsky S-64, Cessna Citation, Saab SK-60, Mitsubishi YS-11 and Bell 407. Jet engines with PI products include GE 90, Pratt & Whitney 4000 series, Rolls Royce Trent 700/800 and GE CF6-50/80 series. Customers include Boeing, General Electric, Honeywell and the U.S. Government.

  In 1993, PI reduced costs and restructured operations to increase profitability in a weak aerospace market. Further initiatives are achieving additional synergies, improving asset management, and optimizing the benefits of prior actions. Demand in the aerospace market has strengthened significantly, as airlines replace aging fleets, airline passenger miles increase, and airline profits improve.

  Heavy Vehicle Market and Product Line

  Approximately one-fifth of PI's sales are electronic and electromechanical instruments and panels for heavy vehicles, such as Class 8 heavy trucks. New products, acquisitions and the addition of construction and agricultural vehicle markets have increased the markets served. The acquisition of privately held Dixson, Inc. in 1995 added to PI's number one position in the United States heavy truck market and increased market share in other heavy vehicle instrument segments, including agricultural, construction and off-road vehicles. Dixson, Inc. also has a complementary customer base, a market position in Europe, and product development capabilities in solid-state instruments that primarily monitor engine efficiency and emissions. Instrument demand in 1996 was reduced by a down cycle in the heavy truck industry. Modest industry improvement is expected in 1997. Customers include Peterbilt and Kenworth, Mack, Volvo, Freightliner, Ford, Clark and Caterpillar.

  Customers

  The Precision Instruments Group is not dependent on any single customer such that the loss of that customer would have a material adverse effect on PI's operations. Approximately 27% of PI's 1996 sales were made to its five largest customers.

 Industrial Materials Group

  The Industrial Materials Group is a leader in the manufacture of technology-based materials and products. It uses proprietary mechanical, metallurgical and plastics technology to develop differentiated products, including high-purity metal powders and products, and materials for industrial and chemical processing.

  Specialty Metals Markets and Product Line

  This business manufactures high-purity, engineered metal powders; high-purity strip and wire from metal powders; and clad products, with specific metallurgical properties. Its niche market focus is based upon proprietary manufacturing technology and strong customer relations. IMG serves a diverse market segment including consumer products, electronics, telecommunications, automotive, and energy production. New product developments include patented ultra stainless steel metal powders and copper-based spinodal(R) alloys. Global and market expansion in Europe and Asia significantly increased sales in 1996. Customers include DuPont, Regal Ware, Inc., Stoody Co., Smith International and Pall Corp.

  Chemical and Industrial Products

  Products include silicas, phenolic resins, and Teflon(R) (a registered trademark of DuPont) polymer products for high-temperature and highly corrosive applications. Product applications include the filtering of molten metal, heat exchangers and protective welding curtains. The Chemical Products Division also is a custom compounder of specialty resins and thermoplastics with enhanced properties, such as fire retardance and improved adhesion. Markets include automotive parts, electronics, appliances, and telecommunications markets. Customers include Exxon, Mytex, Kanetsu, DuPont, and Newport News Shipbuilding.

  Customers

  IMG is not dependent on any single customer such that the loss of that customer would have a material adverse effect on IMG's operations. Approximately 23% of IMG's 1996 sales were made to its five largest customers.

MARKETING

  In general, AMETEK's marketing efforts are organized and carried out at the group and divisional levels, and New Ametek expects that this will continue after the Spin-Off. Given the similarity and technical nature of its many products as well as its significant worldwide market share, EMG conducts most of its domestic and international marketing activities through a direct sales force, and makes only limited use of sales agents in other countries. Because of their relatively diverse product lines, PI and IMG make significant use of distributors and sales agents in marketing their products. With its specialized customer base of aircraft and jet engine manufacturers, and airlines, PI's aerospace products and services are marketed primarily by its sales engineers.

COMPETITION

  Generally, most markets in which New Ametek will operate are highly competitive. The principal elements of competition for the products manufactured in each of New Ametek's business segments are price, product features, distribution, quality, and service.

  EMG's primary competition in the United States floor-care market consists of a few competitors, each of which has a smaller market share but is part of a company with larger and greater resources than New Ametek. There is additional potential competition from vertically integrated manufacturers of floor-care products that produce their own motor-blowers. Many of these manufacturers are also potential EMG customers if they outsource their motors. In Europe, competition comes from a small group of very large competitors and from numerous small competitors.

  In the markets served by PI, New Ametek believes that it will be one of the world's largest pressure gauge manufacturers and ranks among the top 10 United States producers of certain measuring and control instruments. It is one of the leading instrument and sensor suppliers to commercial aviation. Competition is strong and could intensify for certain aerospace products. In the pressure gauge and heavy-vehicle markets served by PI, only a limited number of companies compete on price and technology. In the process and analytical instrument markets, numerous companies in each market niche compete on the basis of product quality, performance and innovation.

  Many of the products sold by IMG are made by a few competitors, and competition comes mainly from producers of substitute materials. The primary competition is from competitive materials and processes.

BACKLOG AND SEASONAL VARIATIONS OF BUSINESS

  New Ametek's backlog of unfilled orders at the dates specified by business segment was as follows:

                                                                DECEMBER 31,
                                                            --------------------
                                                             1996   1995   1994
                                                            ------ ------ ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
      Electromechanical.................................... $ 87.9 $ 96.7 $111.3
      Precision Instruments................................  113.2  108.5  101.7
      Industrial Materials.................................   18.1   21.2   19.5
                                                            ------ ------ ------
        Total.............................................. $219.2 $226.4 $232.5
                                                            ====== ====== ======

  Of the total backlog of unfilled orders at December 31, 1996, approximately 93% of the orders are expected to be shipped by December 31, 1997.

  New Ametek believes that neither its business as a whole nor any of its business segments is subject to significant seasonal variations, although certain individual operations experience some seasonal variability.

RAW MATERIALS

  AMETEK's business segments obtain raw materials and supplies from a variety of sources and generally from more than one supplier. However, in the Industrial Materials segment, certain items are available only from a limited number of suppliers. New Ametek believes these sources and supplies of raw materials will be adequate for its needs.

RESEARCH AND DEVELOPMENT

  AMETEK has been committed, and New Ametek expects to continue this commitment, to appropriate research and development activities that are designed to identify and develop potential new and improved products or enhance existing products. Research, product development and engineering costs were $35.9 million in 1996. Company-funded research and development costs included in total product development and engineering costs were $17.1 million for 1996. Product research and engineering activities are conducted by the various businesses of New Ametek in their respective technologies and markets.

ENVIRONMENTAL COMPLIANCE

  New Ametek is subject to environmental laws and regulations generally applicable to all United States manufacturing companies. AMETEK has been named as a potentially responsible party at several sites which are the subject of government-mandated clean-ups and, pursuant to the Distribution Agreement, New Ametek will assume responsibility for these matters. Compliance with environmental laws and regulations cost approximately $1.8 million in 1996, and in the future may require higher capital expenditures and expenses. While it is not possible to quantify the potential financial impact of actions regarding environmental matters, New Ametek believes that the outcome of these actions is not likely to have a material adverse effect on its future results of operations, financial position or cash flow.

PATENTS, LICENSES AND TRADEMARKS

  AMETEK owns, and New Ametek will own, numerous unexpired United States patents, United States design patents and foreign patents, including counterparts of its more important United States patents, in the major industrial countries of the world. AMETEK is, and New Ametek will be, a licensor or licensee under patent agreements of various types and its products are marketed under various registered United States and foreign trademarks and trade names. However, New Ametek does not consider any single patent or trademark, or any group of them, essential to its business as a whole, or to any of its business segments. The annual royalties received or paid under license agreements are not significant to any single business segment or to New Ametek's overall operations.

EMPLOYEES

  At December 31, 1996, New Ametek employed approximately 6,100 individuals.

PROPERTIES

  New Ametek has 32 operating plant facilities in 13 states and seven foreign countries. Of these facilities, 24 are owned by New Ametek and eight are leased. The properties owned by New Ametek consist of approximately 404 acres in total, of which approximately 3,106,000 square feet are under roof, and include property recently purchased in the Czech Republic for its Electromechanical Group, where operations will begin during 1997. Under lease is a total of approximately 550,000 square feet. The leases expire over a range of years from 1997 to 2009 with renewal options for varying terms contained in most of the leases. Production facilities in Taiwan and the PRC provide New Ametek with additional production capacity through New Ametek's 50% ownership in a joint venture. New Ametek also owns certain parcels of land that are pending sale. New Ametek's executive offices in Paoli, Pennsylvania occupy approximately 34,000 square feet under a lease that will expire in 2002.

  New Ametek's machinery, plants and offices are in satisfactory operating condition and are adequate for the uses to which they are put. The principal operating facilities of New Ametek by business segment are summarized in the following table:

                                                   NUMBER OF   SQUARE FEET UNDER
                                                   FACILITIES        ROOF
                                                  ------------ -----------------
                                                  OWNED LEASED   OWNED   LEASED
                                                  ----- ------ --------- -------
      Electromechanical..........................   10     3   1,249,000 163,000
      Precision Instruments......................    9     5     959,000 387,000
      Industrial Materials.......................    5    --     898,000      --
                                                   ---   ---   --------- -------
        Total....................................   24     8   3,106,000 550,000
                                                   ===   ===   ========= =======

                                  MANAGEMENT

  The following table sets forth certain information regarding the Directors and executive officers of AMETEK. All of the executive officers and directors have been elected to serve with New Ametek in the capacities indicated following the Spin-Off.

NAME                     AGE               POSITIONS AND OFFICES WITH NEW AMETEK
----                     ---               -------------------------------------
Walter E. Blankley......  61 Chairman of the Board and Chief Executive Officer, Director
Frank S. Hermance.......  48 President and Chief Operating Officer
John J. Molinelli.......  50 Senior Vice President--Chief Financial Officer
Albert J. Neupaver......  46 President of the Electromechanical and Industrial Materials Groups
Robert W. Chlebek.......  53 President of the Precision Instruments Group
George E. Marsinek......  59 Senior Vice President--Electromechanical Group
Philip A. Goodrich......  39 Senior Vice President--Corporate Development
Robert R. Mandos, Jr....  38 Comptroller
Deirdre D. Saunders.....  49 Treasurer and Assistant Secretary
Donna F. Winquist.......  47 Corporate Counsel and Corporate Secretary
Lewis G. Cole...........  66 Director
Helmut N. Friedlaender..  83 Director
Sheldon S. Gordon.......  61 Director
Charles D. Klein........  58 Director
James R. Malone.........  54 Director
David P. Steinmann......  55 Director
Elizabeth R. Varet......  53 Director

--------
  The Board of Directors of New Ametek will be divided into three classes, denominated Class I, Class II and Class III, with the terms of office of each class expiring at the 1998, 1999 and 2000 annual meeting of stockholders, respectively. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected to serve for a term to expire at the third succeeding annual meeting of stockholders after their election. The directors in each class are as follows: Class I--Mr. Blankley, Mr. Cole and Mr. Klein; Class II--Mr. Gordon and Mr. Steinmann; Class III--Mr. Friedlaender, Mr. Malone and Ms. Varet.

  WALTER E. BLANKLEY has been Chairman of the Board of AMETEK since April 27, 1993. He was elected a Director and President and Chief Executive Officer of AMETEK on April 26, 1990. Mr. Blankley is also a Director of AMCAST Industrial Corporation and CDI Corporation.

  FRANK S. HERMANCE was elected President and Chief Operating Officer on November 21, 1996. He previously had been Executive Vice President--Chief Operating Officer since January 1, 1996 and previously he served as President of the Precision Instruments Group, a position he was elected to on September 23, 1994. He joined AMETEK as a Group Vice President in November 1990.

  JOHN J. MOLINELLI has served as Senior Vice President--Chief Financial Officer of AMETEK since April 29, 1994. Previously he had served as Vice President and Comptroller of AMETEK since April 1993. He was elected Comptroller in 1991.

  ALBERT J. NEUPAVER was elected President of the Electromechanical Group on January 10, 1997, and was elected President of the Industrial Materials Group on September 23, 1994. Previously he served as a Group Vice President since May 1994. He was elected Vice President of AMETEK in 1991.

  ROBERT W. CHLEBEK joined AMETEK as President of the Precision Instruments Group on March 1, 1997. Prior to joining AMETEK, Mr. Chlebek had been President of Philips Components North America, a subsidiary of Philips Electronics, N.V. ("Philips") since 1993. Previously, he held general management positions with Philips.

  GEORGE E. MARSINEK became Senior Vice President--Electromechanical Group effective January 10, 1997. For health reasons, he stepped aside from his previous position as President of the Electromechanical Group which he held since September 23, 1994, before which he had been a Group Vice President since April 1990.

  PHILIP A. GOODRICH joined AMETEK as Senior Vice President--Corporate Development on August 28, 1996. Prior to joining AMETEK, Mr. Goodrich had been Vice President of Corporate Development at General Signal Corporation for seven years.

  ROBERT R. MANDOS, JR. was elected Comptroller effective April 1, 1996. Mr. Mandos's more than 15 years of experience with AMETEK includes various financial positions; most recently he had served as Director of Financial Information at corporate headquarters and Division Vice President--Finance for the multi-plant operations of the U.S. Gauge Division.

  DEIRDRE D. SAUNDERS has served as Treasurer and Assistant Secretary since April 29, 1993. Ms. Saunders joined AMETEK in 1987 as Assistant Treasurer. Previously she served in financial and treasury positions with Exide Corporation and Buckeye Pipe Line Company.

  DONNA F. WINQUIST became Corporate Secretary on May 1, 1997. She retained her responsibilities as Corporate Counsel to which position she was appointed in December 1994. Ms. Winquist joined AMETEK as Manager of Legal Services in 1991 and became Director of Legal Services in 1992.

  LEWIS G. COLE was elected a director of AMETEK in 1987. He is a Senior Partner at Stroock & Stroock & Lavan LLP, which he joined in 1958.

  HELMUT N. FRIEDLAENDER was elected a director of AMETEK in 1955. He is a private investor. Mr. Friedlaender was a financial adviser to the late Mr. William Rosenwald and his family and a director of American Securities Corporation.

  SHELDON S. GORDON was elected a director of AMETEK in 1989. Mr. Gordon has been Chairman of Union Bancaire Privee International, Inc. since May 1996. He was a General Partner of The Blackstone Group, L.P. from April 1991 to May 1995 and a Limited Partner until May 1996. He is a Director of Anangel-American Shipholdings Limited and Energy Ventures, Inc.

  CHARLES D. KLEIN was elected a director of AMETEK in 1980. Mr. Klein is a financial adviser to the late Mr. William Rosenwald and his family and a Managing Director of American Securities, L.P.

  JAMES R. MALONE was elected a director of AMETEK in 1994. Mr. Malone is currently Chairman of the Board of HMI Industries, Inc. since December 1996 and Chairman of the Board of Intek Capital Corporation since September 1990. From January 1996 to February 1997, Mr. Malone was Chairman of the Board of Anchor Resolution Corp. (formerly Anchor Glass Container Corp.). Mr. Malone was President and Chief Executive Officer of Anchor Glass Container Corp. from May 1993 to January 1996 and was Chairman, President and Chief Executive Officer of Grimes Aerospace Co. from September 1990 to May 1993. Mr. Malone is also a director of AmSouth Bank N.A.

  DAVID P. STEINMANN was elected a director of AMETEK in 1993. He is a Managing Director of American Securities, L.P.

  ELIZABETH R. VARET was elected a director of AMETEK in 1987. Ms. Varet has been Chief Executive Officer of the organization responsible for management of the investment and philanthropic activities of the William Rosenwald family and is a Managing Director of American Securities, L.P.

COMMITTEES OF THE BOARD OF DIRECTORS

  New Ametek will establish, effective as of the Spin-Off Date, the following committees: an Audit Committee, a Compensation Committee, a Nominating Committee and a Pension Investment Committee, all of which are comprised of non-employee directors.

  In addition, New Ametek will have an Executive Committee comprised of two or more Directors which will meet on an as needed basis when the New Ametek Board is not in session. This Committee may exercise all the power of the Board of Directors in the management of the business and affairs of New Ametek except the power to fill vacancies of the New Ametek Board or to change members of or fill vacancies in the committee or to make or amend the New Ametek By-Laws.

  The functions of the Audit Committee will include: reviewing with independent auditors the plan and results of the audit engagement; reviewing the scope and results of New Ametek's procedures for internal auditing; and reviewing the adequacy of New Ametek's system of internal accounting controls.

  The functions of the Compensation Committee's non-employee directors will include: study and analysis of and recommendations to the New Ametek Board concerning specific and general matters of management compensation; periodic review of management compensation policies and practices; recommendations to the New Ametek Board regarding incentive compensation awards and officers' salary adjustments; and administrative oversight of stock option plans and other incentive and compensation plans.

  The functions of the Nominating Committee will include: determining an appropriate size and composition of the New Ametek Board; considering qualifications of prospective New Ametek Board candidates; conducting research to identify and recommend nomination of suitable candidates; and reviewing the experience, background, interests, ability and availability of prospective nominees to meet time commitments of the New Ametek Board and committee responsibilities.

  The Pension Investment Committee will review the administration of New Ametek's retirement plans, including compliance, investment manager and trustee performance and results of independent audits of the plans.

COMPENSATION OF DIRECTORS

  The annual rate of compensation for services as a nonemployee director of New Ametek will be $35,000 plus $2,500 for each New Ametek Board meeting attended. Employee directors will not receive compensation for services as a director. At present, Mr. Blankley is the only employee director of New Ametek.

  Pursuant to a Retirement Plan for Directors (the "Directors Plan"), New Ametek will provide retirement benefits and death benefits to those directors who have not accrued benefits under the Employees' Retirement Plan of AMETEK, Inc. and who have completed at least three years of service as a director or officer of New Ametek (including service as a director or officer of AMETEK). Effective as of the Spin-Off Date, New Ametek will assume all obligations accrued under, and will continue to provide for, the Directors Plan. Effective January 1, 1997, the Directors Plan was amended to limit participation to those Directors who became members of the Board of Directors prior to January 1, 1997. The retirement benefit payable under the Directors Plan is an annual amount equal to 100% of the highest annual rate of compensation for directors during the director's period of service on the Board of Directors; however, the benefit is reduced proportionately if the participant has less than five years of service. New Ametek shall satisfy its obligations arising under the Directors Plan exclusively from its general assets. All of the current AMETEK directors other than Mr. Blankley are participants in the Directors Plan and each of these participants, other than Messrs. Malone and Steinmann, has accrued an annual retirement benefit of $50,000. Mr. Steinmann has accrued an annual retirement benefit of $30,000, and Mr. Malone has not yet accrued any benefit under the Directors Plan.

  Pursuant to a Death Benefit Program for Directors (the "Directors Program"), New Ametek will enter into individual agreements with certain directors. The agreements will require New Ametek to pay death benefits to directors' designated beneficiaries and to pay benefits to the directors under certain circumstances. Effective as of the Spin-Off Date, New Ametek will assume all AMETEK obligations accrued under, and will continue to provide for, the Directors Program. The Directors Program currently provides for a benefit, payable for ten years, in an annual amount equal to 100% of the highest annual rate of compensation during the director's period of service on the Board of Directors, commencing at death or the later of age 70 or retirement; however, with respect to directors who became participants after January 1, 1989, the directors must complete at least five years of service as a director before they become eligible to receive a benefit upon the later of age 70 or retirement. Active directors will also have a group term life insurance benefit of $50,000. To fund benefits under the Directors Program, AMETEK has purchased, and New Ametek will continue to purchase, individual life insurance policies on the lives of certain of the covered directors. New Ametek will retain the right to terminate any or all of the Directors Program agreements under certain circumstances. All of the current directors other than Mr. Blankley currently participate in the Directors Program.

COMPENSATION OF EXECUTIVE OFFICERS

  The following sets forth certain information with respect to the executive officers of AMETEK, who effective as of the Spin-Off Date, will become executive officers of New Ametek. All executive officers are elected by the New Ametek Board to hold office until the next annual meeting of stockholders and thereafter until their successors are elected and qualified. The following executive officers of New Ametek and its subsidiaries were elected at the May 9, 1997 meeting of the New Ametek Board to take effect on the Spin-Off Date, and all held the same positions at AMETEK. Effective as of the Spin-Off Date, New Ametek will assume liability for all compensation owed by AMETEK and will continue to pay executive compensation at rates comparable to those included in the following table.

 Executive Compensation Prior to the Spin-Off

  The following table sets forth certain information for the fiscal year ended December 31 in each of 1996, 1995 and 1994 concerning compensation paid or accrued for the Chairman of the Board and Chief Executive Officer and the other four most highly compensated executive officers of AMETEK, based on the salary and bonus earned in 1996 and who will be executive officers of New Ametek at the time of the Spin-Off.

                          SUMMARY COMPENSATION TABLE

                                                           LONG-TERM COMPENSATION
                                  ANNUAL COMPENSATION              AWARDS
                              ---------------------------- -----------------------
                                                 OTHER     RESTRICTED  SECURITIES
                                                 ANNUAL      STOCK     UNDERLYING   ALL OTHER
NAME AND PRINCIPAL            SALARY   BONUS  COMPENSATION   AWARDS   OPTIONS/SARS COMPENSATION
POSITION                 YEAR   ($)     ($)       ($)         ($)         (#)         ($)(1)
------------------------ ---- ------- ------- ------------ ---------- ------------ ------------
Walter E. Blankley...... 1996 487,000 440,000     --          --         80,000       2,736
 Chairman of the Board   1995 472,000 400,000     --          --         75,000       1,752
 and
 Chief Executive Officer 1994 457,500 335,000     --          --        125,000       1,656
Frank S. Hermance....... 1996 300,000 225,000     --          --        100,000       1,776
 President and Chief     1995 228,000 152,000     --          --         30,000       1,332
 Operating Officer       1994 220,000 125,000     --          --         50,000       1,326
George E. Marsinek...... 1996 225,000 150,000     --          --         30,000       3,096
 Senior Vice President-- 1995 215,000 165,000     --          --         30,000       1,620
 Electromechanical Group 1994 205,500 150,000     --          --         50,000       1,554
John J. Molinelli....... 1996 200,000 140,000     --          --         30,000       1,872
 Senior Vice President-- 1995 182,500 125,000     --          --         25,000       1,356
 Chief Financial Officer 1994 157,993 100,000     --          --         40,000       1,350
Albert J. Neupaver...... 1996 197,500 140,000     --          --         25,000       1,680
 President of the        1995 180,000 110,000     --          --         25,000       1,302
 Electromechanical
 and Industrial          1994 170,000  75,000     --          --         40,000       1,284
 Materials Groups

--------
(1) The amounts reported represent AMETEK's contributions ($1,200 each) to The AMETEK Savings and Investment Plan for each of the individuals listed above and the dollar value of premiums paid by AMETEK with respect to term life insurance for the benefit of each of the named executive officers.

 Employment Contracts and Termination, Severance and Change-in-Control
Provisions

  Pursuant to an agreement with AMETEK, which as of the Spin-Off Date New Ametek will assume, Mr. Blankley will be entitled to a severance benefit if his employment is terminated either by New Ametek without cause or by him for good reason within 18 months after a Change in Control (as defined below), in an amount equal to 2.99 times his average taxable compensation (as defined under Section 280G of the Code) from AMETEK or New Ametek during the five preceding taxable years. The benefit is subject to reduction, if necessary to prevent any "excess parachute payments" within the meaning of Section 280G of the Code. For purposes of the agreement, a "Change in Control" means the acquisition of 30% or more of the voting stock of New Ametek by any party other than New Ametek (or its affiliates), or a change in the members of the New Ametek Board, within any two-year period, such that the members at the beginning of the period cease to constitute a majority (unless the change is approved by two-thirds of those persons who are members at the beginning of the period). Assuming that a Change in Control, followed by a termination of employment, occurred on January 31, 1997, $2,167,949 would be payable to Mr. Blankley pursuant to the agreement. None of the events related to the Spin-Off or the Merger will be deemed to constitute a Change in Control.

  Pursuant to a Supplemental Senior Executive Death Benefit Program (the "Program"), AMETEK has entered into individual agreements, which New Ametek will assume, with certain executives. The agreements require AMETEK, and will require New Ametek, to pay death benefits to their designated beneficiaries and to pay benefits to the executives under certain circumstances. Effective as of the Spin-Off Date, New Ametek will assume all obligations accrued under, and will continue to provide for, the Program. If a covered executive dies before retirement or before age 65 while on disability retirement, the executive's beneficiary will receive monthly payments from the date of the executive's death until the date he or she would have attained age 80, but not less than for 15 years (the 15-year minimum guarantee does not apply to executives whose inclusion in the Program is approved after December 31,
1986). The specified dollar amount of the payments is determined on the basis of the executive's salary and age. In addition, the standard death benefit payable to all salaried personnel from AMETEK's group term life insurance policy is two times the executive's annual salary, limited to $200,000. If a covered executive retires, or reaches age 65 while on disability retirement, the Program provides for an annual benefit of one-tenth of an amount equal to the lesser of (a) twice the executive's average annual base salary for the last five full years of service, rounded off to the next highest multiple of $50,000 or (b) a maximum amount specified in the agreement. The highest maximum amount specified in the existing agreements is $1,000,000. The benefit is payable monthly over a period of 10 years to the executive or the executive's beneficiary. The payments will commence for retirees at age 70 or death, whichever is earlier. However, if the executive retires after age 70, the payments commence on retirement.

  To fund benefits under the Program, AMETEK has purchased, and New Ametek will continue to maintain, individual life insurance policies on the lives of certain of the covered executives. New Ametek will retain the right to terminate all of the Program agreements under certain circumstances. Messrs. Blankley, Hermance, Marsinek, Molinelli and Neupaver are participants in the Program.

OPTION GRANTS OF AMETEK COMMON STOCK IN 1996

  The following table provides information on stock options to purchase AMETEK Common Stock granted in 1996 to the Chief Executive Officer and the other executive officers named in the Summary Compensation Table. In addition, the table provides the hypothetical gains or "option spreads" that would result for the respective options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted through their expiration dates. No stock appreciation rights ("SARs") were granted to the named executive officers in 1996. Pursuant to the terms of the Distribution Agreement, effective as of the Spin-Off Date, these stock options will be converted to options to purchase New Ametek Common Stock.

                        STOCK OPTION/SAR GRANTS IN 1996

                                         INDIVIDUAL GRANTS
                         -------------------------------------------------
                                       PERCENTAGE
                          NUMBER OF     OF TOTAL                            POTENTIAL REALIZABLE
                          SECURITIES  OPTIONS/SARS                            VALUE AT ASSUMED
                          UNDERLYING   GRANTED TO                           ANNUAL RATE OF STOCK
                         OPTIONS/SARS EMPLOYEES IN   EXERCISE   EXPIRATION PRICE APPRECIATION FOR
NAME                     GRANTED (1)  FISCAL YEAR  PRICE ($/SH)    DATE        OPTION TERM (2)
----                     ------------ ------------ ------------ ---------- -----------------------
                                                                              5%($)      10%($)
                                                                           ----------- -----------
Walter E. Blankley......    80,000       11.35        17.375    04/08/2006     874,164   2,215,302
Frank S. Hermance.......   100,000       14.18        17.375    04/08/2006   1,092,704   2,769,128
George E. Marsinek......    30,000        4.25        17.375    04/08/2006     327,811     830,738
John J. Molinelli.......    30,000        4.25        17.375    04/08/2006     327,811     830,738
Albert J. Neupaver......    25,000        3.55        17.375    04/08/2006     273,176     692,282

--------
(1) The options granted in 1996 to Messrs. Blankley, Hermance, Marsinek, Molinelli and Neupaver are exercisable after the first anniversary of the date of the grant (April 8, 1996) during each of the four succeeding twelve-month periods only to the extent of twenty-five percent of the total number of shares optioned. In all cases, optioned shares that may have been but were not purchased during any one twelve-month period may be purchased during any one or more succeeding twelve-month periods up to the expiration date of the option. Options generally become fully exercisable in the event of the holder's death, retirement or termination of employment in connection with a change in control.
(2) The amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises are dependent on future performance of New Ametek's Common Stock. There can be no assurance that the rates of appreciation reflected in this table will be achieved.

  The following table sets forth certain information with regard to the aggregated options to purchase AMETEK Common stock exercised in the year ended December 31, 1996 and the option values as of the end of that year for the Chief Executive Officer and the other executive officers named in the Summary Compensation Table. In addition, the table shows the aggregate number of unexercised options and stock appreciation rights that were exercisable and unexercisable as of December 31, 1996, and the values of "in-the-money" stock options and SARs on December 31, 1996, which represent the positive difference between the market price of AMETEK's Common Stock and the exercise price of such options/SARs.

 AGGREGATED OPTIONS/SARS EXERCISED IN 1996 AND OPTIONS/SAR VALUES AT DECEMBER
                                   31, 1996

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                         SHARES ACQUIRED    VALUE           OPTIONS/SARS        IN-THE-MONEY OPTIONS/SARS
NAME                     ON EXERCISE (#) REALIZED ($)   AT DECEMBER 31, 1996     A DECEMBER 31, 1996 ($)
----                     --------------- ------------ ------------------------- -------------------------
                                                      EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                                                      ----------- ------------- ----------- -------------
Walter E. Blankley......     93,750        761,719      201,250      211,250     1,463,281    1,203,750
Frank S. Hermance.......     20,000        151,719       77,500      147,500       611,562      743,750
George E. Marsinek......          0              0       57,500       77,500       417,187      428,750
John J. Molinelli.......      6,000         44,000       63,750       68,750       515,468      373,281
Albert J. Neupaver......     12,000        102,000       53,250       63,750       413,656      350,781

DEFINED BENEFIT AND ACTUARIAL PLANS

  The Employees' Retirement Plan of AMETEK, Inc. (the "Retirement Plan") is a noncontributory defined benefit pension plan under which contributions are actuarially determined. Effective as of the Spin-Off Date, New

Ametek will assume all obligations accrued under, and continue to provide for, the Retirement Plan. The following table sets forth the estimated annual benefits, expressed as a single life annuity, payable upon retirement (assuming normal retirement at age 65) under the Retirement Plan for individuals with the indicated years of service and at the indicated compensation levels (without taking into account statutory restrictions incorporated in the Retirement Plan and described below):

                              PENSION PLAN TABLE

                                                 ANNUAL BENEFITS BASED ON
                                           YEARS OF SERVICE AT NORMAL RETIREMENT
                                                          AGE (1)
   AVERAGE                                ---------------------------------------
 OMPENSATIONC                               15      20      25      30      35
------------                              ------- ------- ------- ------- -------
  $150,000..............................   58,800  62,600  66,500  66,500  66,500
   200,000..............................   79,200  84,300  89,400  89,400  89,400
   250,000..............................   99,600 106,000 112,400 112,400 112,400
   300,000..............................  120,000 127,700 135,300 135,300 135,300
   350,000..............................  140,400 149,300 158,300 158,300 158,300
   400,000..............................  160,800 171,000 181,200 181,200 181,200
   450,000..............................  181,200 192,700 204,200 204,200 204,200
   500,000..............................  201,600 214,400 227,100 227,100 227,100
   550,000..............................  222,000 236,000 250,100 250,100 250,100
   600,000..............................  242,400 257,700 273,000 273,000 273,000
   650,000..............................  262,800 279,400 296,000 296,000 296,000
   700,000..............................  283,200 301,100 318,900 318,900 318,900

--------
(1) Benefit amounts assume a participant reaches age 65 in 1997; for younger participants, the benefit amounts are less than the amounts indicated above.

  The annual compensation taken into account for any plan year is generally equal to the participant's salary and any bonus accrued during the plan year as reported in the Summary Compensation Table. Compensation in excess of certain amounts prescribed by the Secretary of the Treasury ($160,000 for 1997) cannot be taken into account under the Retirement Plan. The individuals named in the Summary Compensation Table are subject to this limitation. However, in accordance with a nonqualified supplemental pension arrangement, New Ametek has agreed to provide to Mr. Blankley a benefit in an amount equal to the excess of the annual pension benefit that would be payable to him under the terms of the Retirement Plan in the absence of statutory restrictions over the amount actually payable under the Retirement Plan. The benefit is limited to the projected excess payable at age 65 determined as of May 21, 1991. Pursuant to an agreement entered into with Mr. Blankley, a restricted stock award was granted under the 1991 Stock Incentive Plan of AMETEK, Inc. for a number of shares of AMETEK's Common Stock having a fair market value on the day of grant equal to 50% of the present value of the projected benefit under the supplemental pension arrangement; the remaining portion of the benefit will be payable in cash, directly out of New Ametek's general assets. At December 31, 1996 the executives named in the Summary Compensation Table had the following years of credited service under the Retirement Plan: Mr. Blankley-37; Mr. Hermance-6; Mr. Marsinek-32; Mr. Molinelli-28; and Mr. Neupaver-20.

  For retirements occurring in 1997, the maximum annual pension benefit payable at normal retirement age is restricted, by law, to the greater of $125,000 or the amount of such benefit determined under the Retirement Plan and prior existing law as of December 31, 1982. The $125,000 limit is adjusted annually by the Secretary of the Treasury to reflect increases in the cost of living.

  Persons joining AMETEK or New Ametek after January 1, 1997 are not eligible to participate in the Retirement Plan, but instead are eligible to participate in a new defined contribution feature of AMETEK's 401(k) Plan.

                BENEFICIAL OWNERSHIP OF NEW AMETEK COMMON STOCK

  The following table sets forth certain information as of the Spin-Off Record Date regarding the beneficial ownership of shares of New Ametek Common Stock by (i) each person known to be the beneficial owner of more than 5% of AMETEK Common Stock, (ii) each director of New Ametek, (iii) certain executive officers of New Ametek and (iv) the directors and executive officers of New Ametek as a group. The ownership information presented below with respect to all persons and organizations is based on record ownership of AMETEK Common Stock as of March 31, 1997 and assumes no change in record ownership of AMETEK Common Stock or beneficial ownership of stock options between such date and the Spin-Off Record Date.

                                                                     PERCENT OF
                                                 NUMBER OF SHARES      COMMON
   NAME                                        BENEFICIALLY OWNED(1) STOCK OWNED
   ----                                        --------------------- -----------
   FMR Corp. (2).............................        4,058,300          12.4%
   Gabelli Asset Management Company (3)......            3,500            (3)
   Gabelli Funds, Inc. (3)...................          810,000            (3)
   GAMCO Investors, Inc. (3).................        3,384,000            (3)
   Walter E. Blankley........................          312,269             *
   Lewis G. Cole (4).........................          524,588           1.6%
   Helmut N. Friedlaender (5)................           78,900             *
   Sheldon S. Gordon.........................           30,000             *
   Frank S. Hermance.........................           97,500             *
   Charles D. Klein (6)......................           56,600             *
   James R. Malone (7).......................           20,000             *
   George E. Marsinek........................           62,718             *
   John J. Molinelli.........................           86,642             *
   Albert J. Neupaver........................           63,090             *
   David P. Steinmann (8)....................          128,964             *
   Elizabeth Rosenwald Varet (9)(10).........        1,137,608           3.5%
   All directors and executive officers as a
   group, consisting of 16 persons, including
   individuals above (10)....................        2,051,208           6.3%

--------
  *Represents less than 1% of the outstanding shares of New Ametek Common
Stock.
 (1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise. Reported in this column are also shares which executive officers have a present right to acquire or are acquirable within 60 days of January 31, 1997 through the exercise of stock options awarded under AMETEK, Inc. Stock Option Plans.
 (2) Based on Schedule 13(G) filed on February 14, 1997.
 (3) Based on Schedule 13(D) filed on March 27, 1997. Mr. Mario J. Gabelli is deemed to have beneficial ownership of these shares. Mr. Gabelli's beneficial ownership of 4,197,500 shares represents 12.8% of the common stock outstanding.
 (4) Mr. Cole has shared voting and investment power with respect to 514,588 shares, as to 4,000 shares of which such power is shared with Messrs. Klein and Steinmann and others and as to 510,588 shares of which such power is shared with Ms. Varet and others.
 (5) Mr. Friedlaender has shared voting and investment power with respect to 30,400 shares. Of these, 15,200 shares are owned by a trust of which Mr. Friedlaender is a trustee; Mr. Friedlaender disclaims beneficial ownership of such shares.
 (6) Mr. Klein has shared voting and investment power with respect to 6,600 shares, as to 4,000 shares of which such power is shared with Messrs. Cole and Steinmann and others and as to 2,600 shares of which such power is shared with Mr. Steinmann and others.
 (7) Includes 6,667 shares held pursuant to a restricted stock award under the 1991 Stock Incentive Plan.
 (8) Mr. Steinmann has shared voting and investment power with respect to 94,264 shares, as to 82,720 shares of which such power is shared with Mr. Cole and others, as to 2,600 shares of which such power is shared with Mr. Klein and others, as to 4,944 shares of which such power is shared with others and as to 4,000 shares of which such power is shared with Messrs. Cole, Klein and others.
 (9) Includes 10,000 shares owned by a trust of which Ms. Varet's husband is a beneficiary and as to which Ms. Varet disclaims any beneficial ownership. Ms. Varet has shared voting and investment power with respect to 1,061,808 shares, as to 510,588 shares of which such power is shared with Mr. Cole and others, as to 468,500 shares of which such power is shared with others and as to 82,720 shares of which such power is shared with Mr. Steinmann and others.
(10) Mr. Steinmann is an executive officer and director and Mr. Klein is a portfolio manager of Oak Hall Capital Advisors, L.P., an investment manager of (i) the AMETEK, Inc. Employees' Master Retirement Trust, which holds among its assets 571,400 shares, and (ii) AMETEK Foundation, Inc., which holds among its assets 55,800 shares; none of these shares has been included in the above table. Oak Hall Capital Advisors, L.P. is an affiliate of American Securities, L.P.

                   BACKGROUND OF THE SPIN-OFF AND THE MERGER

  For a discussion of the background of the Spin-Off and the Merger, see "BACKGROUND OF THE SPIN-OFF AND THE MERGER" in the Joint Proxy
Statement/Prospectus, of which this Information Statement is Appendix E.

                CERTAIN RELATIONSHIPS AND RELATED  TRANSACTIONS

  Sheldon S. Gordon, Charles D. Klein, James R. Malone and Elizabeth R. Varet have comprised the AMETEK Compensation Committee and will comprise the New Ametek Compensation Committee. Mr. Klein and Ms. Varet are managing directors of American Securities, L.P., an investment banking firm.

  The law firm of Stroock & Stroock & Lavan LLP, of which Mr. Cole is a member, rendered during 1996 and continues to render services as General Counsel for AMETEK and its subsidiaries. The investment banking firm of American Securities, L.P., and affiliates of American Securities, L.P., including Oak Hall Capital Advisors, L.P., rendered during 1996 and continues to render financial advisory, investment management and other services to AMETEK. American Securities, L.P. is owned, indirectly, through family trusts of which Ms. Varet and Mr. Cole are co-trustees, by Ms. Varet and members of her family.

                    DESCRIPTION OF NEW AMETEK CAPITAL STOCK

  The summary of the terms of the stock of New Ametek set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the New Ametek Certificate and the New Ametek By-Laws.

AUTHORIZED CAPITAL STOCK

  Under the New Ametek Certificate, the total number of shares of all classes of stock that New Ametek has authority to issue is 105,000,000 shares, of which 100,000,000 are shares of New Ametek Common Stock and 5,000,000 are shares of New Ametek Preferred Stock, par value $1.00 per share (the "New Ametek Preferred Stock").

COMMON STOCK

  Holders of New Ametek Common Stock will be entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of New Ametek Preferred Stock, the holders of such shares will possess all voting power. The New Ametek Certificate does not provide for cumulative voting for the election of directors. Thus, under the DGCL, the holders of more than one-half of the outstanding shares of New Ametek Common Stock generally will be able to elect all the directors of New Ametek then standing for election and holders of the remaining shares will not be able to elect any director.

  Subject to any preferential rights of any series of New Ametek Preferred Stock, holders of shares of New Ametek Common Stock will be entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by the New Ametek Board and to share ratably in the assets of New Ametek legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up.

  Holders of New Ametek Common Stock will have no preferences, preemptive, conversion or exchange rights.

  Certain of the foregoing provisions of the New Ametek Certificate may make more difficult, and therefore discourage, attempts to acquire control of New Ametek through acquisitions of shares of New Ametek Common Stock or otherwise, in transactions not approved by the New Ametek Board. As a result of these provisions, transactions or proposed transactions which might have the short-term effect of increasing the market price of New Ametek Common Stock may be discouraged, and management of New Ametek may be able to resist changes which the stockholders might otherwise have the power to impose. The division of the New Ametek Board into three classes could discourage third parties from seeking to acquire control of such Board and could impede proxy contests or other attempts to change New Ametek's management.

PREFERRED STOCK

  The New Ametek Board is authorized to issue shares of New Ametek Preferred Stock, in one or more series or classes, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the DGCL. No shares of New Ametek Preferred Stock are currently outstanding. The New Ametek Board could authorize the issuance of shares of New Ametek Preferred Stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of New Ametek Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares. Although the New Ametek Board does not currently intend to issue any shares of New Ametek Preferred Stock, there can be no assurance that it will not do so in the future.

DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

 Delaware Anti-Takeover Law

  New Ametek is subject to the provisions of Section 203 of the DGCL. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless:
(i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Under Delaware law, New Ametek could have opted out of
Section 203 but elected to be subject to its provisions.

 Classified Board of Directors

  The New Ametek Certificate provides for the New Ametek Board to be divided into three classes of Directors serving staggered three-year terms. As a result, approximately one-third of the New Ametek Board will be elected each year.

  This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the New Ametek Board until the second annual stockholders' meeting following the date the acquiror obtains the controlling stock interest, and thus could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of New Ametek. Accordingly, this provision could increase the likelihood that incumbent New Ametek Directors will retain their positions.

 Number of Directors; Removal; Vacancies

  The New Ametek Certificate provides that the number of Directors shall be determined from time to time by majority of the New Ametek Board, provided that in no event shall such number be less than three nor more than 12. The New Ametek By-Laws provide that the New Ametek Board shall have the right to fill vacancies including vacancies created by expansion of the New Ametek Board.

  The New Ametek Certificate further provides that New Ametek Directors may be removed only for cause and then only at any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a Director or Directors is among the purposes of the meeting, and only by the affirmative vote of the holders of at least a majority of the voting stock, voting together as a single class. This provision, in conjunction with the provision of the New Ametek By-Laws authorizing the New Ametek Board to fill vacant directorships, would prevent stockholders from removing incumbent New Ametek Directors without cause and filling the resulting vacancies with their own nominees.

 Stockholder Action by Unanimous Consent; Special Meetings

  The New Ametek Certificate provides that any action required or permitted to be taken by the stockholders of New Ametek must be effected at a duly called annual or special meeting of stockholders of New Ametek and may not be effected by any consent in writing of such stockholders. Special meetings of stockholders of New Ametek may be called only by the Chairman of the Board or the Corporate Secretary of New Ametek within 10 calendar days after receipt of the written request of a majority of the total number of Directors which New Ametek would have if there were no vacancies. At an annual meeting or special meeting of stockholders of New Ametek, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the New Ametek By-Laws.

 Advance Notice for Raising Business or Making Nominations at Meetings

  The New Ametek By-Laws establish an advance notice procedure for business being brought before an annual meeting of stockholders of New Ametek by the stockholders and for nominations by the stockholders of candidates for election as New Ametek Directors at an annual meeting or a special meeting called for the purpose of electing such Directors. Subject to applicable law, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at an annual meeting as has been brought before the meeting by, or at the direction of, the New Ametek Board, or by a stockholder who has given to the Corporate Secretary of New Ametek timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of the New Ametek Board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Corporate Secretary of New Ametek prior to a meeting at which New Ametek Directors are to be elected will be eligible for election as Directors of New Ametek.

  To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Corporate Secretary of New Ametek not less than 60 nor more than 90 days prior to the meeting; however, if the date of the meeting is first publicly announced or disclosed less than 75 days prior to the date of the meeting, notice shall be given not more than 10 days after such date is first announced or disclosed. Similar advance notice requirements are applicable to nominations to be brought before a special meeting called for the purpose of electing Directors.

 Amendment of Certain Charter and By-Law Provisions

  The New Ametek Certificate provides that the New Ametek Board may adopt, amend, or repeal any provision of the New Ametek By-Laws. Any By-Law made by the New Ametek Board may be amended or repealed by the New Ametek Board or by the stockholders in the manner provided in the New Ametek By-Laws. Notwithstanding the foregoing, certain New Ametek By-Laws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the voting stock, voting together as a single class. The New Ametek By-Laws may be amended or repealed at any time, either at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting, or at any meeting of the New Ametek Board, provided that no amendment adopted by the New Ametek Board may vary or conflict with any amendment adopted by the stockholders.

 Transfer Agent and Registrar

  The transfer agent and registrar for New Ametek Common Stock will be American Stock Transfer Company.

DESCRIPTION OF STOCKHOLDERS' RIGHTS PLAN

  The New Ametek Board currently intends to adopt a Stockholders' Rights Plan (the "Rights Plan") under which one right (a "Right") will be issued with respect to each share of Common Stock. Each Right will entitle the holder to purchase from New Ametek a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), at a purchase price to be determined by New Ametek's Board of Directors, subject to adjustment in certain events (the "Purchase Price"). The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the proposed form of Rights Agreement between New Ametek and a Rights Agent (the "Rights Agreement"), a copy of which is filed as an exhibit to the Registration Statement of which this Information Statement is a part and is incorporated herein by reference.

  Initially, the Rights will attach to all certificates representing outstanding shares of New Ametek Common Stock and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the New Ametek Common Stock upon the "Distribution Date," which will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of New Ametek Common Stock (the date of the announcement being the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person or (iii) 10 business days following a determination by New Ametek's Board that a person has become the beneficial owner of more than 10% of the outstanding shares of New Ametek Common Stock and (a) has acquired such beneficial ownership to cause New Ametek to repurchase the shares owned by such person or to pressure New Ametek to take some action that would provide such person with short term financial gain under circumstances where the Board determines that the best long-term interests of New Ametek would not be served by taking such action or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the business or prospects of New Ametek (any such person, an "Adverse Person"). Until the Distribution Date, (a) the Rights will be evidenced by the New Ametek Common Stock certificates and will be transferred with and only with such certificates, (b) New Ametek Common Stock certificates will contain a legend incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for New Ametek Common Stock will also constitute the transfer of the Rights associated with the stock represented by such certificate.

  The Rights are not exercisable until the Distribution Date and will expire
at the close of business on            , 2007 (the "Final Expiration Date"),
unless earlier redeemed by New Ametek as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of New Ametek Common Stock as of the close of business on the Distribution Date, and from the Distribution Date, the separate Rights Certificates alone will represent the Rights.

  In the event (a "Flip-In Event") that (i) a person or group becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of New Ametek Common Stock at a price and on terms that a majority of disinterested Directors, after receiving advice from one or more investment banking firms, determines to be adequate and otherwise in the best interests of New Ametek and its stockholders (a "Qualifying Offer")) or (ii) the Board determines that a person is an Adverse Person, each holder of a Right will have the right to receive, upon exercise of such Right, a number of shares of New Ametek Common Stock (or, in certain circumstances, cash, property or other securities of New Ametek) having a then current market value of twice the Purchase Price (i.e., at a 50% discount to the then current market value). Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by New Ametek as set forth below.

  In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) New Ametek is acquired in a merger or other business combination in which New Ametek is not the surviving corporation, (ii) New Ametek is the continuing or surviving corporation in a merger but all or part of the outstanding shares of New Ametek Common Stock is changed into or exchanged for stock or securities of any other person or cash or property, or
(iii) 50% or more of New Ametek's assets or earning power is sold or transferred (in one transaction or a series of related transactions), then each holder of a Right (except Rights that have been voided as set forth above) thereafter shall have the right to receive, upon exercise at the then current Purchase Price (as set forth in the Rights Agreement), a number of shares of common stock of the acquiring company having a then current market value of twice such Purchase Price (i.e., at a 50% discount). New Ametek may not engage in a transaction with an Acquiring Person constituting a Flip-Over Event unless the Acquiring Person meets certain conditions. If the Acquiring Person's (or its affiliated entity's) common stock has not been registered under the

Exchange Act, for the preceding twelve months, but it is a direct or indirect subsidiary of another company which has registered common stock, the Rights shall be exercisable as described above to purchase the common stock of such parent company. Moreover, New Ametek may not engage in a flip-over transaction unless the Acquiring Person (or its affiliated entity or parent, as applicable), (i) has sufficient shares of common stock authorized to permit the full exercise of the Rights and (ii) enters into an agreement containing the terms set forth above and providing that, as soon as practicable after the date of the Flip-Over Event, the Acquiring Person will register the Rights and the securities issuable upon exercise of the Rights under the Securities Act and maintain the effectiveness of such registration statement until the Expiration Date of the Rights Plan. Notwithstanding the foregoing, a merger or consolidation will not constitute a Flip-Over Event if (i) the transaction is consummated with a person who acquired New Ametek Common Stock pursuant to a Qualifying Offer or with a subsidiary of such person; (ii) the price per share of Common Stock offered in such transaction is not less than the price paid to holders of New Ametek Common Stock whose shares were purchased in the Qualifying Offer; and (iii) the form of consideration offered in the transaction is the same as the form of consideration paid pursuant to the Qualifying Offer.

  The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on (payable in shares of the Series A Preferred Stock), or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or certain convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidence of indebtedness or cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of New Ametek) or assets (excluding regular quarterly cash dividends and dividends payable in shares of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Fractional shares of Series A Preferred Stock in integral multiples of one one-hundredth of a share of Series A Preferred Stock will be issuable. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

  At any time until the earlier of (a) 10 days following the Stock Acquisition Date or (b) the Final Expiration Date, New Ametek may redeem the Rights in whole, but not in part, at a price of [$.01] (subject to certain adjustments as set forth in the Rights Agreement) per Right, payable, at the option of New Ametek, in cash, shares of New Ametek Common Stock or such other consideration as the Board of Directors of New Ametek may determine. The Board may not, however, redeem any rights following a determination by the Board that any person is an Adverse Person. Additionally, the 10 day period following the Stock Acquisition Date during which the Rights may be redeemed may be extended by the Directors during such 10 day period. However, if the Rights are not so redeemed during such 10 day period (or any extension thereof), the Rights shall become non-redeemable for the duration of the Rights Plan. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the [$.01] redemption price.

  In the event that a majority of the New Ametek Board serving following a meeting of stockholders or stockholder action by written consent are not nominated by the New Ametek Board serving immediately prior to such meeting or action, then for 180 days following such meeting or action the Rights may not be redeemed if such redemption is reasonably likely to have the purpose or effect of allowing any person to become an Acquiring Person, or otherwise facilitating the occurrence of a Flip-In Event, or a Flip-Over Event or a transaction with an Acquiring Person.

  The Series A Preferred Stock purchasable upon exercise of the Rights will be junior to any other series of preferred stock New Ametek may issue (unless otherwise provided in the terms of such series). Each share of Series A Preferred Stock will entitle the holder thereof to receive a preferential quarterly dividend in an amount
equal to the greater of $     or 100 times the dividend declared on each share
of New Ametek Common Stock. In the event of liquidation, the holders of Series A Preferred Stock will receive a preferred liquidation payment equal to $ per share, plus an amount equal to accrued and unpaid dividends thereon to the date of such payment (the "Series A Liquidation Preference"). Following such payment, the holders of New Ametek Common Stock will receive an amount per share equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (the "Adjustment Amount"). Following the full payment of the Series A Liquidation Preference and the Adjustment Amount, holders of Series A Preferred Stock and New Ametek Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of 100 to one with respect to such Series A Preferred Stock and New Ametek Common Stock, on a per share basis, respectively. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of New Ametek Common Stock. In the event six quarterly cumulative dividends, whether consecutive or not, on the Series A Preferred Stock are in arrears, the holders of Series A Preferred Stock will have the right, voting as a class, to elect two members of the New Ametek Board (in addition to their normal voting rights) until all unpaid dividends on the Series A Preferred Stock have been paid in full.

  In the event of any consolidation, merger or other transaction in which shares of New Ametek Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of New Ametek Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation payments and voting, and in the event of mergers or consolidations, are protected by customary anti-dilution provisions.

  Except as provided above, any of the provisions of the Rights Agreement may be amended by the New Ametek Board prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the New Ametek Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that an amendment to lengthen the time period governing redemption may be made only if the Rights are redeemable and an amendment to lengthen any other time period may be made only for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights (other than any Acquiring Person or Adverse Person). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of New Ametek, including, without limitation, the right to vote or to receive dividends.

  The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire New Ametek without the approval of New Ametek's Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire New Ametek even if such acquisition may be favorable to the interests of New Ametek's stockholders. Because New Ametek's Board can redeem the Rights or approve a Qualifying Offer, the Rights should not interfere with a tender offer, merger or other business combination approved by the New Ametek Board.

  The distribution of the Rights should not be taxable to stockholders of New Ametek. However, depending upon the circumstances, shareholders may recognize taxable income if the Rights become exercisable or upon the occurrence of certain events thereafter.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the DGCL provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnity has met the applicable standard of conduct.

  The New Ametek Certificate and By-Laws provide that New Ametek shall indemnify, to the full extent authorized or permitted by law (as now or hereafter in effect), any person involved, or threatened to be involved, including, without limitation as a party or witness, in any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person (including the heirs, executors, administrators or estate of such person), is or was a director, officer, employee or agent of New Ametek or by reason of the fact that such director or officer, at the request of New Ametek is or was serving at any other corporation, partnership, joint venture, trust or other entity, in any capacity. The New Ametek Certificate and By-Laws further provide that New Ametek may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of New Ametek or is serving at the request of New Ametek as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, to the fullest extent permitted under applicable law as then in effect. In addition, the New Ametek Certificate and By-Laws provide that New Ametek may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit), as well as enter into contracts providing for indemnification to the full extent authorized or permitted by law to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

  Moreover, the New Ametek Certificate further provides that no director of New Ametek shall be personally liable to New Ametek or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of New Ametek, except a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to New Ametek or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases); or (iv) any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate the rights of New Ametek or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

  New Ametek maintains officer's and director's liability insurance with policy limits of $50,000,000 insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring New Ametek under certain circumstances, in the event that indemnification payments are made by New Ametek to such officers and directors.

  Pursuant to Indemnity Agreements between New Ametek and its directors and officers, New Ametek has agreed to indemnify such directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

                  NEW AMETEK (AMETEK AEROSPACE PRODUCTS, INC.)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS                                  PAGE
-----------------------------------------                                  ----
  Report of Independent Auditors.......................................... F-2
  Consolidated Statement of Income for the years ended December 31, 1996,
   1995, and 1994......................................................... F-3
  Consolidated Balance Sheet at December 31, 1996 and 1995................ F-4
  Consolidated Statement of Stockholders' Equity for the
   years ended December 31, 1996, 1995 and 1994........................... F-5
  Consolidated Statement of Cash Flows for the years ended
   December 31, 1996, 1995, and 1994...................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of New Ametek (Ametek Aerospace Products, Inc.):

  We have audited the accompanying consolidated balance sheets of New Ametek (Ametek Aerospace Products, Inc.) as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of New Ametek's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Ametek (Ametek Aerospace Products, Inc.) at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1994, New Ametek changed its method of accounting for marketable securities.

                                          Ernst & Young LLP

Philadelphia, Pennsylvania
May 9, 1997,
except for Note 4, as to which the date is , 1997

  The foregoing report is in the form that will be signed upon completion of the Spin-Off and the Merger described in Note 4 to the financial statements.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 9, 1997

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                        CONSOLIDATED STATEMENT OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1996        1995        1994
                                            ----------  ----------  ----------
Net sales..................................   $800,011    $781,847    $720,652
                                            ----------  ----------  ----------
Expenses:
  Cost of sales (excluding depreciation)...    627,006     611,036     566,536
  Selling, general and administrative......     64,320      67,313      63,910
  Depreciation.............................     25,842      24,819      26,647
                                            ----------  ----------  ----------
    Total expenses.........................    717,168     703,168     657,093
                                            ----------  ----------  ----------
Operating income...........................     82,843      78,679      63,559
Other income (expenses):
  Interest expense.........................    (19,061)    (20,175)    (21,618)
  Other, net...............................      2,600         101       4,072
                                            ----------  ----------  ----------
Income from continuing operations before
 income taxes..............................     66,382      58,605      46,013
Provision for income taxes.................     23,310      21,721      17,009
                                            ----------  ----------  ----------
Income from continuing operations..........     43,072      36,884      29,004
Discontinued operations, net of taxes:
  Income from discontinued operations......      8,118       7,652       9,987
  Gain on sale of discontinued operation...        --       10,420         --
                                            ----------  ----------  ----------
Income before extraordinary items and
 cumulative effect of accounting change....     51,190      54,956      38,991
Extraordinary loss on early extinguishment
 of debt, net of taxes.....................        --       (2,676)    (11,810)
Cumulative effect of accounting change for
 marketable securities, net of taxes.......        --          --        3,819
                                            ----------  ----------  ----------
Net income.................................   $ 51,190    $ 52,280    $ 31,000
                                            ==========  ==========  ==========
Earnings (loss) per share:
  Income from continuing operations........  $    1.32   $    1.10   $     .78
  Discontinued operations:
  Income from discontinued operations......        .25         .23         .27
  Gain on sale of discontinued operation...        --          .31         --
                                            ----------  ----------  ----------
  Income before extraordinary items and
   cumulative effect of accounting change..       1.57        1.64        1.05
  Extraordinary loss on early
   extinguishment of debt..................        --         (.08)       (.32)
  Cumulative effect of accounting change...        --          --          .11
                                            ----------  ----------  ----------
  Net income...............................  $    1.57   $    1.56   $     .84
                                            ==========  ==========  ==========
Average common shares outstanding.......... 32,670,726  33,426,436  37,125,569
                                            ==========  ==========  ==========

                            See accompanying notes.

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                           CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  2,354  $  6,644
  Marketable securities....................................    6,441     5,694
  Receivables, less allowance for possible losses..........  117,692   112,444
  Inventories..............................................   86,531    94,259
  Deferred income taxes....................................   11,007    11,739
  Other current assets.....................................    5,287     4,299
                                                            --------  --------
    Total current assets...................................  229,312   235,079
Property, plant and equipment, net.........................  174,808   160,188
Intangibles, investments and other assets..................   95,048    94,418
Net assets of discontinued operations......................   29,707    29,868
                                                            --------  --------
                                                            $528,875  $519,553
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term
  debt..................................................... $ 31,845  $ 56,374
  Accounts payable.........................................   74,220    73,522
  Income taxes payable.....................................   10,148     9,174
  Accrued liabilities......................................   62,724    66,533
                                                            --------  --------
    Total current liabilities..............................  178,937   205,603
Long-term debt.............................................  150,333   150,430
Deferred income taxes......................................   33,493    30,271
Other long-term liabilities................................   36,614    46,190
Stockholders' equity:
  Preferred stock, $1.00 par value; authorized: 5,000,000
  shares; none issued......................................      --        --
  Common stock, $.01 par value; authorized: 100,000,000
   shares; issued: 1996--34,208,095 shares; 1995--
   34,906,717 shares.......................................      342       349
  Capital in excess of par.................................    1,190       783
  Retained earnings........................................  157,843   124,503
                                                            --------  --------
                                                             159,375   125,635
  Net unrealized losses....................................  (15,375)  (18,691)
  Less: Cost of shares held in treasury: 1996--1,502,617
   shares; 1995--2,049,194 shares..........................  (14,502)  (19,885)
                                                            --------  --------
    Total stockholders' equity.............................  129,498    87,059
                                                            --------  --------
                                                            $528,875  $519,553
                                                            ========  ========

                            See accompanying notes.

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1996     1995     1994
                                                    --------  -------  -------
CAPITAL STOCK
  Preferred stock.................................. $    --   $   --   $   --
  Common stock, $.01 par value:
    Balance at the beginning of the year...........      349      372   46,414
    Common stock retirement........................       (7)     (23)  (6,988)
    Reduction in par value from $1.00 per share to
     $.01 per share................................      --       --   (39,054)
                                                    --------  -------  -------
      Balance at the end of the year...............      342      349      372
                                                    --------  -------  -------
CAPITAL IN EXCESS OF PAR VALUE
  Balance at the beginning of the year.............      783    7,382    6,389
  Employee stock options and savings plan..........    2,943    2,093      976
  Reduction in par value of common stock...........      --       --    39,054
  Common stock retirement..........................   (2,536)  (8,661) (39,607)
  Other............................................      --       (31)     570
                                                    --------  -------  -------
      Balance at the end of the year...............    1,190      783    7,382
                                                    --------  -------  -------
RETAINED EARNINGS
  Balance at the beginning of the year.............  124,503  111,150  161,297
  Net income.......................................   51,190   52,280   31,000
  Cash dividends paid..............................   (7,853)  (7,983)  (8,910)
  Common stock retirement..........................   (9,997) (30,944) (72,237)
                                                    --------  -------  -------
      Balance at the end of the year...............  157,843  124,503  111,150
                                                    --------  -------  -------
NET UNREALIZED LOSSES
  Foreign currency translation:
    Balance at the beginning of the year...........  (15,008) (16,148) (20,163)
    Translation adjustments........................    1,281    1,140    4,015
                                                    --------  -------  -------
      Balance at the end of the year...............  (13,727) (15,008) (16,148)
                                                    --------  -------  -------
  Pension liability in excess of unrecognized prior
   service cost:
    Balance at the beginning of the year...........   (4,384)  (4,391)  (4,731)
    Adjustments during the year....................    1,802        7      340
                                                    --------  -------  -------
      Balance at the end of the year...............   (2,582)  (4,384)  (4,391)
                                                    --------  -------  -------
  Other (principally valuation allowance for
   marketable securities):
    Balance at the beginning of the year...........      701     (683)   3,262
    Appreciation (depreciation) in marketable
     securities....................................      233    1,384   (2,547)
    Other..........................................      --       --    (1,398)
                                                    --------  -------  -------
      Balance at the end of the year...............      934      701     (683)
                                                    --------  -------  -------
      Balance at the end of the year...............  (15,375) (18,691) (21,222)
                                                    --------  -------  -------
TREASURY STOCK
  Balance at the beginning of the year.............  (19,885) (24,502) (27,142)
  Employee stock options and savings plan..........    5,200    4,237    2,577
  Other............................................      183      380       63
                                                    --------  -------  -------
      Balance at the end of the year...............  (14,502) (19,885) (24,502)
                                                    --------  -------  -------
        Total stockholders' equity................. $129,498  $87,059  $73,180
                                                    ========  =======  =======

                            See accompanying notes.

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1996     1995      1994
                                                    -------  -------  --------
Cash provided by (used for):
Operating activities:
  Income from continuing operations................ $43,072  $36,884  $ 29,004
  Adjustments to reconcile income from continuing
   operations
   to net cash provided by continuing operations:
    Depreciation and amortization..................  32,659   32,804    33,844
    Deferred income taxes..........................   2,467    3,957     4,505
    Proceeds from sale of securities in trading
    portfolio......................................     --       --     31,566
    Changes in operating working capital:
      Increase in receivables......................  (3,590)  (2,298)   (7,632)
      Decrease (increase) in inventories and other
      current assets...............................   7,567    1,877    (9,606)
      (Decrease) increase in payables, accruals and
      income taxes.................................  (6,481) (17,633)   21,470
    (Decrease) increase in other long-term
    liabilities....................................  (4,315)   6,103      (710)
      Other........................................  (6,695)    (153)   (3,312)
                                                    -------  -------  --------
  Cash provided by continuing operations...........  64,684   61,541    99,129
  Cash provided by (used for) discontinued
  operations.......................................   7,388   (4,163)   12,854
                                                    -------  -------  --------
        Total operating activities.................  72,072   57,378   111,983
                                                    -------  -------  --------
Investing activities:
  Additions to property, plant and equipment....... (39,076) (29,342)  (20,364)
  Proceeds from sale of assets and discontinued
  operations.......................................   4,009   42,687     8,420
  Purchase of businesses and investments...........  (5,785) (38,281)   (1,144)
  Decrease in marketable securities and other......   1,649    4,293     5,611
                                                    -------  -------  --------
        Total investing activities................. (39,203) (20,643)   (7,477)
                                                    -------  -------  --------
Financing activities:
  Net change in short-term borrowings.............. (24,357)  54,544     1,600
  Cash dividends paid..............................  (7,853)  (7,983)   (8,910)
  Additional long-term borrowings..................     --       --    306,004
  Repayment of long-term debt......................     --   (50,000) (292,506)
  Debt issuance costs and debt prepayment premiums.     --      (166)  (29,211)
  Repurchases of common stock...................... (12,540) (39,628) (118,832)
  Proceeds from stock options......................   6,953    5,629     3,554
  Other............................................     638      706       400
                                                    -------  -------  --------
        Total financing activities................. (37,159) (36,898) (137,901)
                                                    -------  -------  --------
Decrease in cash and cash equivalents..............  (4,290)    (163)  (33,395)
Cash and cash equivalents:
  Beginning of year................................   6,644    6,807    40,202
                                                    -------  -------  --------
  End of year...................................... $ 2,354  $ 6,644  $  6,807
                                                    =======  =======  ========

                            See accompanying notes.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying financial statements reflect the operations of New Ametek (Ametek Aerospace Products, Inc.), the successor to the businesses of AMETEK, Inc. ("AMETEK") following distribution of all of the outstanding shares of New Ametek's common stock, par value $.01 per share, to the holders of AMETEK's common stock on a share-for-share basis (the "Spin-Off") and the disposition of AMETEK's water filtration business described in Note 4. The terms "New Ametek", "AMETEK", and "the Company" are used interchangeably herein as appropriate within the context.

 Basis of Consolidation

  The consolidated financial statements include the accounts of New Ametek and subsidiaries, after elimination of all significant intercompany transactions in consolidation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash Equivalents, Securities, and Other Investments

  All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. In January 1994, AMETEK adopted Statement of Financial Accounting Standard (SFAS) No. 115, Accounting for Certain Investment in Debt and Equity Securities. SFAS No. 115 requires that equity securities and fixed income securities be carried at market value, and that the unrealized gains and losses on securities, less deferred income taxes, be reflected as a component of stockholders' equity for securities considered available for sale, and be reflected in income for securities held for trading purposes. The cumulative effect on net income of adopting that standard for securities, then classified in a trading portfolio, was to increase net income for 1994 by $3.8 million (net of taxes), or $.11 per share. At December 31, 1996 and 1995, all of AMETEK's equity securities and fixed income securities (primarily those of a captive insurance subsidiary) are considered available-for-sale. The aggregate market value of such securities at December 31, 1996 and 1995 was: 1996--$14.9 million ($13.5 million amortized cost), and 1995--$12.2 million ($10.9 million amortized cost). New Ametek's other investments are accounted for by the equity method.

 Inventories

  Inventories are stated at the lower of cost or market, cost being determined principally by the last-in, first-out (LIFO) method of inventory valuation, and market on the basis of the lower of replacement cost or estimated net proceeds from sales. The excess of the first-in, first-out (FIFO) method over the LIFO value was $35.0 million and $36.4 million at December 31, 1996 and 1995.

 Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Expenditures for additions to plant facilities, or that extend their useful lives, are capitalized. The cost of tools, jigs and dies, and maintenance and repairs is charged to operations as incurred. Depreciation of plant and equipment is calculated principally on a straight-line basis over the estimated useful lives of the related assets.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Revenue Recognition

  New Ametek's revenues are recorded as products are shipped and services are rendered. The policy with respect to sales returns and allowances generally provides that a customer may not return products, or be given allowances, except at New Ametek's option. The aggregate provisions for estimated warranty costs (not significant in amount) are recorded at the time of sale and periodically adjusted to reflect actual experience.

 Research and Development

  Research and development costs are charged to operations as incurred and during the past three years were: 1996--$17.1 million, 1995--$15.5 million and 1994--$17.3 million.

 Earnings Per Share

  Earnings per share are based on the average number of common shares outstanding during the period. No material dilution of earnings per share would result for the periods if it were assumed that all outstanding stock options were exercised.

 Foreign Currency Translation

  Assets and liabilities of foreign operations are translated by using exchange rates in effect at the balance sheet date, and their results of operations are translated by using average exchange rates for the year.

  Certain transactions of New Ametek and its subsidiaries are made in currencies other than their functional currency. Gains and losses from those transactions (not significant in amount) are included in operating results for the year.

  In addition, New Ametek utilizes various financial instruments to hedge firm commitments for certain export sales, thereby minimizing its exposure to foreign currency fluctuation. Foreign exchange contracts, foreign currency options, and foreign currency swaps may be entered into for periods consistent with New Ametek's exposure, generally one year or less. Gains and losses from those arrangements are deferred and are reflected as adjustments of the related foreign currency transaction.

Interest Rate Swap and Cap Agreements

  New Ametek enters into interest rate swap and cap agreements to modify the interest characteristics of certain of its revolving credit loans, and to reduce the impact of increases in interest rates on its floating-rate loans. Such agreements generally involve the exchange of fixed- and floating-rate interest payments periodically over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change, and it is recognized as an adjustment to interest expense related to the debt over the life of the agreements. Under interest rate cap agreements, the interest rate on a specified percentage of certain revolving credit loans outstanding, which is subject to the floating interest rate, cannot exceed a fixed percentage. New Ametek also uses foreign currency and interest rate swaps in its selective hedging of certain foreign currency and interest rate risk exposure.

 Intangible Assets

  The excess of cost over net assets acquired (goodwill) is being amortized on a straight-line basis over periods of 20 to 30 years. New Ametek reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Patents are being

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

amortized on a straight-line basis over their estimated useful lives of 9 to 10 years. Other acquired intangibles are being amortized on a straight-line basis over their estimated useful lives of five to 30 years.

 Reclassifications

  Certain amounts appearing in the prior year's financial statements and supporting footnote disclosures have been reclassified to conform to the current year's presentation.

2. RESTRUCTURING

  As of December 31, 1996, charges against a restructuring reserve of $45.1 million established in 1993 (primarily for the Precision Instruments Group) totaled approximately $32.2 million, of which $7.2 million was charged in 1996, $13 million in 1995 and $7.9 million in 1994. The charges were for costs related to workforce reductions, a facility combination and asset write-downs. The remaining reserves of $12.9 million at December 31, 1996 related primarily to certain pension and employee-related obligations, and product line relocation, are currently anticipated to be fully utilized with no material change in the estimates. Except for certain long-term pension obligations, the significant portion of these actions are expected to be completed by the end of 1997.

3. ACQUISITIONS

  On March 31, 1995, AMETEK purchased the heavy-vehicle instrumentation business of privately held Dixson, Inc. for cash. This acquisition was accounted for by the purchase method and the results of its operations are included in New Ametek's consolidated results from its acquisition date. The acquisition of Dixson, Inc. would not have had a material effect on New Ametek's sales or earnings for 1995 or 1994 had it been made at the beginning of the respective periods.

  On March 1, 1995, New Ametek acquired a 50% ownership interest in a joint venture established with a Taiwanese supplier to manufacture low-cost pressure gauges in the PRC and Taiwan for worldwide markets. The investment is accounted for by the equity method, and New Ametek's 50% share of the operating results since March 1, 1995 (not material in amount) is included in the earnings of its domestic gauge manufacturing division.

  The aggregate purchase price of the above mentioned acquisitions and investment in the joint venture totaled $40.8 million, consisting of cash paid at closing and minor deferred payment obligations over periods of up to three years. The investment in the joint venture is reported with Intangibles, investments and other assets in the accompanying balance sheet.

4. DISCONTINUED OPERATIONS

  On February 5, 1997, AMETEK announced that it had entered into an Agreement and Plan of Merger (the "Merger"), as amended and restated on May 9, 1997, whereby Culligan Water Company, Inc. ("Culligan Merger Sub"), a wholly owned subsidiary of Culligan Water Technologies, Inc. ("Culligan") would be merged with and into its water filtration business for a total purchase price to Culligan of approximately $155 million. The water filtration business consists of the Plymouth Products Division, a U.S. operation, and three foreign subsidiaries: AMETEK Filters, Limited, a U.K. subsidiary; APIC, S.A., a French subsidiary; and AFIMO S.A.M., a Monaco subsidiary.

  The purchase price less assumed debt is payable in Culligan common stock valued at $37.50 per share. As a result of the Merger, Culligan will assume $25 million of New Ametek's debt. Based on the assumption of $25 million of the debt, Culligan will distribute approximately 3,466,667 shares of its common stock to AMETEK's stockholders, or approximately .11 shares of Culligan common stock for each outstanding share of AMETEK common stock.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The Merger is subject to approval by the stockholders and lenders of AMETEK and to certain other conditions, including the receipt of an Internal Revenue Service ruling that the Merger and the Spin-Off qualify as a tax-free reorganization. It is presently expected that it will take from four to six months from the aforementioned date to complete the transaction.

  In connection with the Merger, AMETEK, New Ametek, Culligan and Culligan Merger Sub will enter into certain contractual agreements. Such agreements include, a Tax Allocation Agreement, which among other things, will set forth each party's rights and obligations with respect to the allocation and payment of certain taxes for periods before and after the Spin-Off, as well as related matters, such as the allocation of responsibility for the filing of any tax returns and the conduct of audits by taxing authorities; a Trademark Agreement, which will govern the use of trademarks and trade names by AMETEK and New Ametek; an Indemnification Agreement that will govern certain indemnification matters among the parties; and a Transition Services Agreement which sets forth the obligation of New Ametek to provide Culligan Merger Sub with certain transition related services and support.

  On May 18, 1995, AMETEK sold its foam packaging business (Microfoam Division) for approximately $37 million in cash. The sale of the assets of the Microfoam Division, after providing for certain costs related to the sale, resulted in a second quarter 1995 gain of $10.4 million, net of taxes of $6.4 million.

  New Ametek's financial statements for all periods presented have been restated to report these businesses as discontinued operations. Summary operating results of discontinued operations were as follows:

                                YEAR ENDED DECEMBER 31,
                                -----------------------
                                 1996    1995    1994
                                 ----    ----    ----
                                    (IN THOUSANDS)      ----------- -----------
      WATER FILTRATION
      BUSINESS:
        Net sales.............. $68,650 $55,643 $54,086
                                ======= ======= =======
        Income before income
        taxes.................. $12,278 $10,652 $11,750
        Provisions for income
        taxes..................   4,160   3,779   4,135
                                ------- ------- -------
        Net income............. $ 8,118 $ 6,873 $ 7,615
                                ======= ======= =======
      FOAM PACKAGING BUSINESS:
        Net sales.............. $   --  $12,153 $33,226
                                ======= ======= =======
        Income before income
        taxes..................     --  $ 1,291 $ 4,044
        Provisions for income
        taxes..................     --      512   1,672
                                ------- ------- -------
        Net income............. $   --  $   779 $ 2,372
                                ======= ======= =======
      TOTAL DISCONTINUED
      OPERATIONS:
        Net sales.............. $68,650 $67,796 $87,312
                                ======= ======= =======
        Income before income
        taxes.................. $12,278 $11,943 $15,794
        Provisions for income
        taxes..................   4,160   4,291   5,807
                                ------- ------- -------
        Net income............. $ 8,118 $ 7,652 $ 9,987
                                ======= ======= =======

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


5. OTHER BALANCE SHEET INFORMATION

                                                             1996       1995
                                                           ---------  ---------
                                                             (IN THOUSANDS)
      INVENTORIES
        Finished goods and parts.......................... $  23,410  $  25,984
        Work in process...................................    18,631     23,289
        Raw materials and purchased parts.................    44,490     44,986
                                                           ---------  ---------
                                                           $  86,531  $  94,259
                                                           =========  =========
      PROPERTY, PLANT AND EQUIPMENT, at cost
        Land.............................................. $   8,645  $   7,919
        Buildings.........................................    86,607     82,637
        Machinery and equipment...........................   320,816    287,858
                                                           ---------  ---------
                                                             416,068    378,414
        Less accumulated depreciation.....................  (241,260)  (218,226)
                                                           ---------  ---------
                                                           $ 174,808  $ 160,188
                                                           =========  =========
      INTANGIBLES, INVESTMENTS AND OTHER ASSETS
        Intangibles, at cost:
          Patents......................................... $  20,698  $  20,993
          Goodwill........................................    30,662     30,598
          Other acquired intangibles......................    47,777     47,955
          Less accumulated amortization...................   (60,546)   (54,499)
                                                           ---------  ---------
                                                              38,591     45,047
        Investments.......................................    36,437     30,106
        Other.............................................    20,020     19,265
                                                           ---------  ---------
                                                           $  95,048  $  94,418
                                                           =========  =========
      ACCRUED LIABILITIES
        Accrued employee compensation and benefits........ $  22,548  $  21,504
        Restructuring.....................................     5,556     11,208
        Other.............................................    34,620     33,821
                                                           ---------  ---------
                                                           $  62,724  $  66,533
                                                           =========  =========

                                                         1996     1995    1994
                                                        -------  ------  ------
                                                           (IN THOUSANDS)
      ALLOWANCES FOR POSSIBLE LOSSES ON
       ACCOUNTS AND NOTES RECEIVABLE
        Balance at beginning of year................... $ 6,358  $3,906  $2,377
        Additions charged to expense...................     150   2,708   1,597
        Recoveries credited to allowance...............      38       6     110
        Write-offs.....................................  (1,212)   (417)   (213)
        Currency translation adjustment and other......      41     155      35
                                                        -------  ------  ------
        Balance at end of year......................... $ 5,375  $6,358  $3,906
                                                        =======  ======  ======

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. LONG-TERM DEBT

  At December 31, 1996 and 1995, long-term debt consisted primarily of $150 million in 9 3/4% Senior Notes due 2004. The annual future payments required by the terms of the long-term debt for the years 1997 through 2001 are not significant.

  In March 1994, AMETEK entered into a $250 million senior secured credit agreement with a group of banks led by The Chase Manhattan Bank, N.A. The net proceeds from these debt issues, together with available cash were used, among other things, to finance early retirement of debt in March 1994. In October 1994, AMETEK amended the agreement by reducing the total credit facility from $250 million to $200 million. In connection with this early retirement of debt, New Ametek recorded a first quarter 1994 extraordinary charge of $11.8 million (net of tax benefits of $7.6 million), or $.32 per share, for the prepayment premiums paid and the write-off of related deferred debt issuance costs.

  On August 2, 1995, AMETEK replaced its $200 million secured bank credit facility with a new Bank Credit Agreement with a group of banks led by The Chase Manhattan Bank, N.A. The five-year revolving credit facility was unsecured, and provided up to $195 million in revolving credit loans, with scheduled reductions in the total credit facility to $150 million by August 1, 2000. In connection with the August 2, 1995 Bank Credit Agreement, New Ametek recorded a third quarter 1995 noncash extraordinary charge of $2.7 million (net of tax benefits of $1.7 million), or $.08 per share, for the write-off of deferred debt issuance costs related to the previous bank credit agreement.

  On September 12, 1996, AMETEK amended the $195 million Bank Credit Agreement, extending the maturity of the facility by one year, to 2001. In addition, the amended agreement provides somewhat greater financial flexibility, and slightly lower interest rates and fees on the entire credit facility.

  Among other things, the agreements place certain restrictions on cash payments, including the payment of cash dividends. At December 31, 1996, retained earnings of approximately $12 million were not subject to the dividend limitation.

  Outstanding loans under the credit facility are subject to interest rate swaps and cap agreements based on the combination of a fixed rate and the London Interbank Offered Rate (LIBOR), plus a negotiated spread over LIBOR. Under the new Bank Credit Agreement, at December 31, 1996, New Ametek had $18.1 million in revolving credit loans outstanding at a blended interest rate of 7.4%.

  Foreign subsidiaries had lines of credit with European banks of approximately $22.1 million, of which $8.4 million was unused at December 31, 1996. The revolving credit loans, along with the foreign bank borrowings totaling $13.7 million at December 31, 1996, are classified on the accompanying balance sheet as short-term borrowings. The weighted average interest rate on all short-term borrowings outstanding at December 31, 1996 was 8.6%. New Ametek also has outstanding letters of credit totaling $13.6 million at December 31, 1996.

7. STOCKHOLDERS' EQUITY

  In June 1996, AMETEK announced a new $50 million stock repurchase authorization, and rescinded the unused portion ($5.8 million) of the previous authorizations, which had totaled $175 million. During 1996, AMETEK repurchased 698,000 shares of its common stock at an aggregate cost of $12.5 million. As of December 31, 1996, shares repurchased since the inception of the stock repurchase programs in March 1994 totaled 12.2 million shares at an aggregate cost of $171 million. At December 31, 1996, $48.2 million was unexpended under the outstanding stock repurchase authorization.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  All of the repurchased shares have been retired as required by the loan agreements, and such retired shares are considered authorized but unissued shares. At December 31, 1996, shares outstanding totaled 32,705,478 shares, compared to 32,857,523 shares outstanding at December 31, 1995.

  In 1995, AMETEK adopted a Stock Incentive Plan, providing for the grant of up to 2,200,000 shares of common stock to eligible employees and nonemployee Directors. Under the Stock Incentive Plan, the awards may include the grant of stock options, stock appreciation rights, restricted stock awards, and phantom stock awards.

  In certain circumstances, AMETEK provides, and New Ametek will continue to provide, for restricted stock awards of its common stock to eligible employees and nonemployee Directors at such cost to the recipient as the Stock Incentive Plan Committee of the Board of Directors may determine. Such shares are issued subject to certain conditions, with transfer and other restrictions as prescribed by the Plan. No restricted stock was awarded during 1996 or 1995. In 1994, AMETEK awarded 20,000 shares of restricted common stock to certain nonemployee Directors under the Plan. Upon issuance of restricted stock, unearned compensation, equivalent to the excess of the market value of the shares awarded over the price paid by the recipient at the date of the grant, is charged to stockholders' equity and is amortized to expense over the periods until the restrictions lapse. Amortization expense in 1996, 1995, and 1994 for awards under the Plan was not significant.

  As of January 1, 1996, AMETEK adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. As permitted by Statement No. 123, AMETEK elected, and New Ametek will continue to elect, to continue to account for stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation expense is not recognized for fixed-price stock options when the exercise price of the employee stock option is equal to the market price of the underlying stock on the date of grant.

  Total compensation expense recognized for all stock-based employee compensation awards for 1996, 1995 and 1994 was not significant. Had compensation expense for the stock option plans been determined by Statement No. 123, the pro forma effects on New Ametek's net income and earnings per share for the years ended December 31, 1996 and 1995 would not have been materially different from the amounts reported. The effects of applying Statement No. 123 in 1996 for providing pro forma compensation expense disclosure may not be representative of the effects on reported net income, or earnings per share in future years.

  Options held by employees of the Water Filtration Business on December 31, 1996 to purchase a total of 113,140 shares of AMETEK common stock at prices ranging from $11.69 to $19.13 per share will be amended to provide for the following for a period ending three days prior to the Merger. The options may be fully exercised, or such employees may elect to receive a cash amount equal to the spread between the aggregate average market price of AMETEK's common stock over the aggregate exercise price of the options. In addition, any such holder of an incentive stock option will be entitled to a cash payment of 20% of the taxable gain from such exercise or surrender.

  As a result of the Merger, all options outstanding (other than those held by employees of the Water Filtration Business) will be assumed by New Ametek and will be amended by adjusting the option price and the number of shares to maintain the inherent economic value and vesting and term provisions of the options that existed prior to the Merger.

  At December 31, 1996, 3,786,623 (4,402,164 in 1995) shares of common stock were reserved under all of AMETEK's incentive and nonqualified stock plans. The options are exercisable at prices not less than market

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

price value on dates of grant, and the options become exercisable over four to ten-year periods from such dates. New Ametek also has outstanding 32,500 (48,500 in 1995) stock appreciation rights exercisable for cash and/or shares of common stock when the related option is exercised. Subject to certain limitations, each right relates to the excess of the market value of the common stock over the exercise price of the related option. Charges and credits, immaterial in amount, are made to income for these rights and certain related options.

  A summary of the stock option activity and related information for the years ended December 31 follows:

                                   1996                       1995                     1994
                          -------------------------  ------------------------ -----------------------
                                          PRICE                     PRICE                   Price
                           SHARES         RANGE       SHARES        RANGE      SHARES       Range
                          ---------   -------------  ---------  ------------- ---------  ------------
Outstanding at beginning
 of year................  2,714,540   $11.69-$17.69  2,689,961   $8.94-$16.50 2,046,225  $8.94-$16.50
Granted.................    705,150     17.38-19.56    610,900    17.00-17.69 1,152,600   12.31-15.19
Exercised...............   (603,975)    11.69-17.50   (542,626)    8.94-15.44  (302,146)   8.94-15.44
Canceled................    (48,413)    12.19-19.19    (43,695)   12.19-17.50  (206,718)  12.19-15.44
                          ---------   -------------  ---------  ------------- ---------  ------------
Outstanding at end of
year ...................  2,767,302 *   11.69-19.56* 2,714,540    11.69-17.69 2,689,961    8.94-16.50
                          ---------   -------------  ---------  ------------- ---------  ------------
Exercisable at end of
year....................  1,154,663   $11.69-$17.69  1,203,097  $11.69-$16.31 1,102,064  $8.94-$16.50
                          =========   =============  =========  ============= =========  ============

--------
* Expiring from 1997 through 2006.

  The weighted average fair value of options granted during 1996 and 1995 was $4.98 and $5.08, respectively. The fair value for the option grants was estimated on the date of grant by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: a risk-free interest rate of 5.94% for each year, dividend yields of 1.4% for each year, expected volatility of the market price of the common stock of 22.8% and 25.5%; and a weighted average expected life of options granted of five years.

8. LEASES

  Minimum aggregate rental commitments under noncancelable leases in effect at December 31, 1996 (principally for production and administrative facilities and equipment) amounted to $10.1 million consisting of annual payments of $2.9 million in 1997, $2.6 million in 1998, and decreasing amounts thereafter. Rental expense was $5.5 million in 1996, $4.7 million in 1995 and $4.2 million in 1994.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


9. INCOME TAXES

  The components of income from continuing operations before income taxes and the details of the provisions for income taxes are as follows:

                                                         1996    1995    1994
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
Income from continuing operations before income taxes:
  Domestic............................................. $60,535 $40,874 $31,369
  Foreign..............................................   5,847  17,731  14,644
                                                        ------- ------- -------
      Total............................................ $66,382 $58,605 $46,013
                                                        ======= ======= =======
Provision for income taxes:
  Current:
    Federal............................................ $16,028 $ 9,243 $ 7,133
    Foreign............................................   2,564   7,374   5,860
    State..............................................   2,283   1,173      50
                                                        ------- ------- -------
      Total current....................................  20,875  17,790  13,043
                                                        ------- ------- -------
  Deferred:
    Federal............................................     247   1,862   1,155
    Foreign............................................   1,495   1,410   2,209
    State..............................................     693     659     602
                                                        ------- ------- -------
      Total deferred...................................   2,435   3,931   3,966
                                                        ------- ------- -------
      Total provision.................................. $23,310 $21,721 $17,009
                                                        ======= ======= =======

  Significant components of New Ametek's deferred tax (asset) liability as of December 31, are as follows:

                                                               1996     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
Current deferred tax asset:
  Reserves not currently deductible.......................... $(9,095) $(9,743)
  Other......................................................  (1,912)  (1,996)
                                                              -------  -------
    Net current deferred tax asset........................... (11,007) (11,739)
                                                              -------  -------
Long-term deferred tax (asset) liability:
  Difference in basis of property and accelerated
   depreciation..............................................  21,779   19,955
  Purchased tax benefits.....................................  10,110   13,268
  Reserves not currently deductible.......................... (11,304) (13,741)
  Other......................................................  12,908   10,789
                                                              -------  -------
    Net long-term deferred tax liability.....................  33,493   30,271
                                                              -------  -------
    Net deferred tax liability............................... $22,486  $18,532
                                                              =======  =======

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The effective rate of the provision for income taxes reconciles to the statutory rate as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
   Statutory rate............................................. 35.0% 35.0% 35.0%
   State income taxes, net of federal income tax benefit......  2.9   2.0   0.9
   Foreign Sales Corporation and other tax credits............ (3.1) (2.9) (3.8)
   Effect of foreign operations...............................  1.3   4.7   6.0
   Other...................................................... (1.0) (1.7) (1.1)
                                                               ----  ----  ----
                                                               35.1% 37.1% 37.0%
                                                               ====  ====  ====

  Undistributed earnings of the foreign subsidiaries amounted to approximately $32.6 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. deferred taxes has been made. Upon distribution of those earnings to the U.S., New Ametek would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liability is not practicable.

10. RETIREMENT AND PENSION PLANS

  New Ametek maintains noncontributory defined benefit retirement and pension plans. Benefits for eligible United States salaried and hourly employees are funded through trusts established in conjunction with the plans. Employees of certain foreign operations participate in various local plans that in the aggregate are not significant.

  New Ametek also has nonqualified unfunded retirement plans for its Directors and certain retired employees, as well as contractual arrangements with a current and certain former executives that provide for supplemental pension benefits in excess of those provided by the primary pension plan. Fifty percent of the projected benefit obligation of the supplemental pension benefit arrangements with the executives has been funded by grants of restricted shares of the common stock. The remaining 50% is unfunded. New Ametek is providing for those arrangements by charges to earnings (included in net pension expense below) over the periods to age 65 of the participants.

  New Ametek's funding policy with respect to its qualified plans is to contribute amounts determined annually on an actuarial basis that provide for current and future benefits in accordance with the funding requirements of federal law and regulations. Assets of funded benefit plans are invested in a variety of equity and debt instruments and in pooled temporary funds, as well as New Ametek's common stock, not material to total plan assets.

  In connection with the Merger of the Water Filtration Business, New Ametek will transfer the assets and the accumulated benefit obligations of the defined benefit pension plan for hourly employees of their U.S. water filtration operation to Culligan, and Culligan will become the sole sponsor of the pension plan for such hourly employees after the Merger, along with pension benefits for employees of the Water Filtration Business's foreign operations. New Ametek will retain liabilities with respect to pension benefits accrued as of the date of the Merger for U.S. salaried employees of the Water Filtration Business. Such benefits will be payable when the employees become entitled to a pension benefit under the Culligan pension plan. Pension assets sufficient to fund this obligation will remain in New Ametek's company-wide salaried pension plan.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


Net pension expenses, excluding plan administrative expenses, consists of the following components:

                                                   1996      1995      1994
                                                 --------  --------  --------
                                                       (IN THOUSANDS)
   Service cost for benefits earned during the
   period....................................... $  6,093  $  5,807  $  6,483
   Interest cost on projected benefit
   obligation...................................   15,978    15,159    14,502
   Actual return on plan assets.................  (21,419)  (23,339)  (17,628)
   Net amortization and deferrals...............    3,450     6,888       248
                                                 --------  --------  --------
   Net pension expense.......................... $  4,102  $  4,515  $  3,605
                                                 ========  ========  ========

  In addition to pension expense shown in the table above, New Ametek also incurs other pension-related expenses, including plan administrative expenses prior to 1996. Such additional expense for the past three years was not material in amount.

  Net pension expense reflects an expected long-term rate of return on plan assets of 9 1/4% for 1996, 1995, and 1994. The actual return has been adjusted to defer gains and losses that differ from the expected returns. The present value of projected benefit obligations was determined by using an assumed discount rate of 7 3/4% for 1996, 7 1/2% for 1995, and 7 3/4% for 1994. The
assumed rate of compensation increase used in determining the present value of projected benefit obligations was 5% for 1996, and 1995, and 5 1/4% for 1994.

  For pension plans with accumulated benefits in excess of assets at December 31, 1996, the balance sheet reflects an additional long-term pension liability of $7.0 million ($11.0 million in 1995), a long-term intangible asset of $3.3 million ($4.6 million in 1995), and a charge to stockholders' equity (net of deferred taxes) of $2.5 million in 1996, and $4.3 million in 1995 and 1994. The charge to stockholders' equity represents the excess of the additional long-term liability over unrecognized prior service cost. No additional balance sheet recognition is given to pension plans with assets in excess of accumulated benefits.

The following table sets forth the funded status of the plans:

                                   DECEMBER 31, 1996       DECEMBER 31, 1995
                                ----------------------- -----------------------
                                  ASSETS    ACCUMULATED   ASSETS    ACCUMULATED
                                  EXCEED     BENEFITS     EXCEED     BENEFITS
                                ACCUMULATED   EXCEED    ACCUMULATED   EXCEED
                                 BENEFITS     ASSETS     BENEFITS     ASSETS
                                ----------- ----------- ----------- -----------
                                                (IN THOUSANDS)
Actuarial present value of
 benefit obligations:
  Vested benefit obligation....  $138,083     $65,235    $115,129     $83,996
                                 ========     =======    ========     =======
  Accumulated benefit
  obligation...................  $143,946     $70,859    $118,348     $90,097
                                 ========     =======    ========     =======
  Projected benefit obligation.  $156,626     $70,940    $130,038     $92,564
Plan assets at fair value......   164,038      60,916     132,370      74,831
                                 --------     -------    --------     -------
Plan assets in excess (less
 than) projected benefit
 obligation....................     7,412     (10,024)      2,332     (17,733)
Unrecognized prior service
cost...........................     1,302       3,770       1,479       3,940
Unrecognized net loss..........     5,091       2,384       6,016       8,648
Unrecognized net transition
 (asset) obligation, net of
 amortization..................    (3,641)        546      (4,207)        591
                                 --------     -------    --------     -------
Prepaid (accrued) pension
expense........................  $ 10,164     $(3,324)   $  5,620     $(4,554)
                                 ========     =======    ========     =======

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  New Ametek provides limited postretirement benefits other than pensions for certain retirees and a small number of employees. Benefits under these arrangements are not significant. New Ametek also provides limited postemployment benefits for former or inactive employees after employment but before retirement. Those benefits, which are not significant in amount, have always been accounted for on the accrual basis, thereby meeting the current accounting requirements for postemployment benefits.

11. FINANCIAL INSTRUMENTS

  AMETEK had, and New Ametek will continue to have, only limited involvement with derivative financial instruments and does not use them for trading purposes. Such instruments are generally used to manage well-defined interest rate risks and to hedge firm commitments related to certain export sales denominated in a foreign currency.

  Interest rate swap and cap agreements are used to reduce the potential impact of increases in interest rates on New Ametek's floating-rate revolving credit loans. Accordingly, AMETEK has entered, and New Ametek will enter, into those agreements to effectively convert floating-rate loans to fixed-rate loans and to cap certain interest rates that are indexed to LIBOR rates to reduce the risk of incurring higher interest costs due to rising interest rates. At December 31, 1996, AMETEK was party to one interest rate swap agreement with a notional amount of $19.4 million, which decreases by $2.2 million semiannually through the May 1997 termination date. The interest rate cap agreement entitles New Ametek to receive amounts from counterparties on a quarterly basis if specified market interest rates rise above fixed cap rates. The fair value of both agreements at December 31, 1996 and 1995 was not significant.

  Cross currency and interest rate agreements are in effect to hedge a portion of New Ametek's net investment in two of its smaller foreign subsidiaries, whereby New Ametek agreed to swap certain European currencies for an equivalent amount of U.S. dollars totaling $7.1 million. The agreements provide for New Ametek to make floating interest rate payments while receiving interest at fixed and floating rates. The swap agreements will terminate with settlement of the contracts in 1997. At December 31, 1996 and 1995, the fair value of the swaps was not significant.

  Forward currency contracts are entered into to hedge certain firm export sales commitments denominated in deutsche marks, and in 1996, certain firm purchase commitments denominated in Japanese yen. The purpose of such hedging activities is to protect New Ametek from the risk that the eventual net cash dollar inflows and outflows resulting from the sale of products to foreign customers and from the purchase of parts and materials from foreign suppliers, respectively, will be adversely affected by changes in exchange rates. At December 31, 1996 and 1995, the notional values of the contracts were $1.1 million and $6.4 million, respectively. The terms of the currency contracts are dependent on the firm commitment and generally do not exceed one year. Deferred gains and losses on the contracts at December 31, 1996 and 1995 were not significant and are recognized in operations as the related sales and purchases occur.

  The estimated fair values of New Ametek's other financial instruments are compared below to the recorded amounts at December 31, 1996 and 1995. Cash, cash equivalents, and marketable securities are recorded at fair value at December 31, 1996 and 1995 in the accompanying balance sheet.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


                                                (IN THOUSANDS)
                                               ASSET (LIABILITY)
                                     DECEMBER 31, 1996     DECEMBER 31, 1995
                                    --------------------  --------------------
                                    RECORDED     FAIR     RECORDED     FAIR
                                     AMOUNT      VALUE     AMOUNT      VALUE
                                    ---------  ---------  ---------  ---------
Fixed income and equity invest-
 ments............................. $  33,933  $  33,933  $  30,106  $  30,106
Short-term borrowings.............. $ (31,787) $ (31,787) $ (56,143) $ (56,143)
Long-term debt (including current
 portion).......................... $(150,391) $(160,000) $(150,661) $(167,000)

  The fair values of fixed income and equity investments are based on quoted market prices. The fair value of short-term borrowings is based on the carrying value at year end. The fair value of New Ametek's long-term debt, which consists primarily of publicly traded notes, is based on the quoted market price for such notes and borrowing rates currently available to New Ametek for loans with similar terms and maturities. The fair value of forward currency contracts, which are not reflected in the financial statements, is based on quoted market prices for comparable contracts, and is not material.

12. ADDITIONAL INCOME STATEMENT AND CASH FLOW INFORMATION

  Included in other income is interest and other investment income of $4.7 million, $2.4 million, and $5.0 million for 1996, 1995, and 1994, respectively. Income taxes paid in 1996, 1995, and 1994 were $22.9 million, $30.3 million, and $13.6 million, respectively. Cash paid for interest for each of the three years approximated interest expense.

13. SEGMENT AND GEOGRAPHIC INFORMATION

  AMETEK currently classifies its operations into three business segments:
Electromechanical, Precision Instruments, and Industrial Materials.

  The Electromechanical Group produces motor blower systems for manufacturers of floor-care appliances and produces fractional horsepower motors and motors blowers for computer, business machine, medical equipment, and high-efficiency heating equipment producers. Sales of fractional horsepower electric motors and blowers represented 47.0% in 1996, 47.6% in 1995, and 47.2% in 1994 of New Ametek's consolidated net sales.

  The Precision Instruments Group produces aircraft cockpit instruments and displays, in addition to pressure, temperature, flow, and liquid level sensors for aircraft and jet engine manufacturers and for airlines, as well as airborne electronics systems that monitor and record flight and engine data. The Precision Instruments Group also produces instruments and complete instrument panels for heavy truck manufacturers and heavy construction vehicles; process monitoring and display systems; combustion gas analysis; moisture and emissions monitoring systems; force and speed measuring instruments; air and noise monitors; pressure and temperature calibrators; and pressure-indicating and digital manometers.

  The Industrial Materials Group produces high-temperature-resistant materials and textiles; corrosion-resistant heat exchangers; tanks and piping for process systems; high-purity metals and alloys in powder, strip and wire form for high-performance aircraft, automotive and electronics requirements; and thermoplastic compounds and concentrates for automotive, appliance, and telecommunication applications.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


BUSINESS SEGMENT FINANCIAL INFORMATION

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Net sales(/1/)
  Electromechanical.............................. $375,633  $372,038  $340,358
  Precision Instruments..........................  308,737   301,440   280,638
  Industrial Materials...........................  115,641   108,369    99,656
                                                  --------  --------  --------
      Total consolidated......................... $800,011  $781,847  $720,652
                                                  ========  ========  ========
Operating income and income before income taxes
  Operating income:
    Electromechanical............................ $ 44,238  $ 48,858  $ 46,203
    Precision Instruments........................   37,253    34,803    29,189
    Industrial Materials.........................   22,339    16,854    11,313
                                                  --------  --------  --------
      Total segments operating income(/2/).......  103,830   100,515    86,705
    Corporate administrative and other expenses..  (20,987)  (21,836)  (23,146)
                                                  --------  --------  --------
  Consolidated operating income..................   82,843    78,679    63,559
  Interest and other expenses, net...............  (16,461)  (20,074)  (17,546)
                                                  --------  --------  --------
  Consolidated income from continuing operations
   before income taxes........................... $ 66,382  $ 58,605  $ 46,013
                                                  ========  ========  ========
Identifiable Assets:
  Electromechanical.............................. $217,793  $196,805  $190,339
  Precision Instruments..........................  166,286   180,837   142,403
  Industrial Materials...........................   44,070    39,700    46,347
                                                  --------  --------  --------
      Total segments.............................  428,149   417,342   379,089
  Corporate......................................   71,019    72,343    75,833
                                                  --------  --------  --------
      Total continuing operations................  499,168   489,685   454,922
  Net assets of discontinued operations..........   29,707    29,868    32,450
                                                  --------  --------  --------
      Total consolidated......................... $528,875  $519,553  $487,372
                                                  ========  ========  ========
Additions to property, plant and equipment(/3/)
  Electromechanical.............................. $ 27,881  $ 19,891  $ 11,922
  Precision Instruments..........................    7,293    10,417     6,633
  Industrial Materials...........................    3,608     3,163     1,639
                                                  --------  --------  --------
      Total segments.............................   38,782    33,471    20,194
  Corporate......................................      294       583       170
                                                  --------  --------  --------
      Total consolidated......................... $ 39,076  $ 34,054  $ 20,364
                                                  ========  ========  ========
Depreciation and amortization
  Electromechanical.............................. $ 14,967  $ 13,454  $ 12,430
  Precision Instruments..........................   14,270    15,915    15,253
  Industrial Materials...........................    3,164     3,238     6,011
                                                  --------  --------  --------
      Total segments.............................   32,401    32,607    33,694
  Corporate......................................      258       197       150
                                                  --------  --------  --------
      Total consolidated......................... $ 32,659  $ 32,804  $ 33,844
                                                  ========  ========  ========

--------
(1) After elimination of intra and inter-segment sales, which are not significant in amount. Such sales are generally based on prevailing market prices.
(2) Segment operating income represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include an allocation of interest expense.
(3) Includes $4.7 million in 1995 from an acquired business.

                                   NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

GEOGRAPHIC AREAS

                                                1996         1995      1994
                                                ----         ----      ----
                                                    (IN THOUSANDS)
                                                    -------------
Net sales (based on destination)
  United States.............................. $525,752     $511,831  $492,473
                                              --------     --------  --------
  International (including United States
   exports shown below):
    Europe...................................  176,828      195,853   166,517
    Asia.....................................   45,020       32,395    22,976
    Canada...................................   32,959       29,265    24,017
    Other....................................   19,452       12,503    14,669
                                              --------     --------  --------
  Total international........................  274,259      270,016   228,179
                                              --------     --------  --------
      Total consolidated..................... $800,011     $781,847  $720,652
                                              ========     ========  ========
Income (loss) before income taxes
  United States.............................. $ 95,726     $ 82,215  $ 70,690
  International:
    Europe...................................    9,732       18,459    16,166
    Asia, Canada, and other..................   (1,628)(a)     (159)     (151)
  Corporate administrative and other
  expenses...................................  (20,987)     (21,836)  (23,146)
  Interest and other expenses, net...........  (16,461)     (20,074)  (17,546)
                                              --------     --------  --------
      Total consolidated..................... $ 66,382     $ 58,605  $ 46,013
                                              ========     ========  ========
Identifiable Assets
  United States.............................. $303,764     $310,390  $288,617
  International:
    Europe...................................  111,012       98,996    90,370
    Asia, Canada, and other (principally
    Asia)....................................   13,373        7,956       102
  Corporate..................................   71,019       72,343    75,833
                                              --------     --------  --------
      Total continuing operations............  499,168      489,685   454,922
                                              --------     --------  --------
  Net assets of discontinued operations......   29,707       29,868    32,450
                                              --------     --------  --------
      Total consolidated..................... $528,875     $519,553  $487,372
                                              ========     ========  ========
United States export sales (reported in
international sales above)
  Europe..................................... $ 54,737     $ 57,846  $ 48,242
  Asia.......................................   41,313       32,395    22,973
  Canada.....................................   32,957       29,265    24,017
  Other......................................   12,319       11,590    14,110
                                              --------     --------  --------
      Total consolidated..................... $141,326     $131,096  $109,342
                                              ========     ========  ========

--------
(a) Includes start-up costs for operations in Mexico.

                                  NEW AMETEK
                       (AMETEK AEROSPACE PRODUCTS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                              FIRST    SECOND   THIRD       FOURTH   TOTAL
                             QUARTER  QUARTER  QUARTER     QUARTER    YEAR
                             -------- -------- --------    -------- --------
1996
Net sales................... $209,133 $205,963 $194,886    $190,029 $800,011
Operating income............ $ 19,871 $ 20,454 $ 20,609    $ 21,909 $ 82,843
Income from continuing
operations.................. $  9,896 $ 10,581 $ 10,855    $ 11,740 $ 43,072
Net income.................. $ 12,216 $ 12,967 $ 12,956    $ 13,051 $ 51,190(c)
Earnings per share: (a)
  Income from continuing
  operations................ $    .30 $    .32 $    .33    $    .36 $   1.32
  Net income................ $    .37 $    .40 $    .40    $    .40 $   1.57(c)
  Dividends paid per share.. $    .06 $    .06 $    .06    $    .06 $    .24
1995
Net sales................... $196,974 $205,198 $190,578    $189,097 $781,847
Operating income............ $ 18,524 $ 22,111 $ 18,857    $ 19,187 $ 78,679
Income from continuing
operations.................. $  8,174 $ 10,439 $  9,126    $  9,145 $ 36,884
Net income.................. $ 10,662 $ 22,615 $  8,154(b) $ 10,849 $ 52,280(c)
Earnings per share: (a)
  Income from continuing
  operations................ $    .24 $    .31 $    .28    $    .28 $   1.10
  Net income................ $    .31 $    .68 $    .25(b) $    .33 $   1.56(c)
  Dividends paid per share.. $    .06 $    .06 $    .06    $    .06 $    .24

--------
(a) The sum of quarterly earnings per share will not equal total year earnings per share due to the effect of New Ametek purchasing shares of its outstanding common stock.
(b) Includes an extraordinary loss of $2.7 million ($.08 per share) associated with debt agreements.
(c) Amounts for 1996 and 1995 include income from the Water Filtration Business pending disposition. Amounts for the first and second quarters of 1995 also include income from the discontinued Microfoam Division and a second quarter gain on its sale of $10.4 million ($.32 per share) (see Note
  4).

                                   EXHIBITS

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
   2.1   Amended and Restated Agreement and Plan of Merger and Reorganization,
         dated as of February 5, 1997, as amended and restated as of May 9,
         1997, by and among Culligan Water Technologies, Inc. ("Culligan"),
         Culligan Water Company, Inc. ("Culligan Merger Sub"), AMETEK, Inc.
         ("AMETEK") and the Registrant+
   2.2   Amended and Restated Contribution and Distribution Agreement, dated as of February 5, 1997, as amended and restated as of May 9, 1997, by and between AMETEK and the Registrant+
   2.3   Form of Tax Allocation Agreement, among AMETEK, Culligan and the
         Registrant+
   2.4   Form of Transition Services Agreement, by and between Culligan Merger
         Sub and the Registrant+
   2.5   Form of Indemnification Agreement, among AMETEK, Culligan and the
         Registrant+
   2.6   Form of Trademark Agreement, between Culligan Merger Sub and the
         Registrant+
   3.i   Form of Amended and Restated Certificate of Incorporation of the
         Registrant
   3.ii  Form of Amended and Restated By-Laws of the Registrant
  *4.1   Specimen Common Stock Certificate
   4.2   Form of Stockholders' Rights Agreement between the Registrant and
         [                   ]
  12.1   Statement regarding computation of ratio of earnings to fixed charges
  21.1   List of Subsidiaries
  27.1   Financial Data Schedule

--------
+ Incorporated by reference to AMETEK's Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed with the
 Commission on May 12, 1997 (File No.            ).
* To be filed by amendment.

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMETEK AEROSPACE PRODUCTS, INC.

                                                 /s/ Walter E. Blankley
Date: May 9, 1997                         By: _________________________________
                                           WALTER E. BLANKLEY, CHAIRMAN OF THE
                                            BOARD AND CHIEF EXECUTIVE OFFICER

                        AMETEK AEROSPACE PRODUCTS, INC.

                       REGISTRATION STATEMENT ON FORM 10

                               INDEX TO EXHIBITS

 EXHIBIT                                                          SEQUENTIALLY
   NO.   DESCRIPTION                                              NUMBERED PAGE
 ------- -----------                                              -------------
   2.1   Amended and Restated Agreement and Plan of Merger and
         Reorganization, dated as of February 5, 1997, as
         amended and restated as of May 9, 1997, by and among
         Culligan Water Technologies, Inc. ("Culligan"),
         Culligan Water Company, Inc. ("Culligan Merger Sub"),
         AMETEK, Inc. ("AMETEK") and the Registrant+
   2.2   Amended and Restated Contribution and Distribution
         Agreement, dated as of February 5, 1997, as amended
         and restated as of May 9, 1997, by and between AMETEK
         and the Registrant+
   2.3   Form of Tax Allocation Agreement, among AMETEK,
         Culligan and the Registrant+
   2.4   Form of Transition Services Agreement, by and between
         Culligan Merger Sub and the Registrant+
   2.5   Form of Indemnification Agreement, among AMETEK,
         Culligan and the Registrant+
   2.6   Form of Trademark Agreement, between Culligan Merger
         Sub and the Registrant+
   3.i   Form of Amended and Restated Certificate of
         Incorporation of the Registrant
   3.ii  Form of Amended and Restated By-Laws of the Registrant
  *4.1   Specimen Common Stock Certificate
   4.2   Form of Stockholders' Rights Agreement between the
         Registrant and [          ]
  12.1   Statement regarding computation of ratio of earnings
         to fixed charges
  21.1   List of Subsidiaries
  27.1   Financial Data Schedule

--------
+ Incorporated by reference to AMETEK's Preliminary Proxy Statement Pursuant to
 Section 14(a) of the Securities Exchange Act of 1934, as amended, filed with
 the Commission on May 12, 1997 (File No.        ).
* To be filed by amendment.